ASSURED GUARANTY®

2019

ANNUAL MEETING OF SHAREHOLDERS
AND
PROXY STATEMENT

THE PROVEN LEADER IN BOND INSURANCE

DEAR SHAREHOLDERS:

March 27, 2019

It is with great pleasure that we invite you to our 2019 Annual General Meeting of shareholders on Wednesday, May 8, 2019, at 6 Bevis Marks in London. Whether or not you plan to attend the meeting in person, please vote your shares; your vote is important to us.

Assured Guaranty's 2018 financial performance was excellent. Our shareholders' equity per share, non-GAAP operating shareholder's equity per share[1] and non-GAAP adjusted book value per share[1] all reached record levels, at $63.23, $61.17 and $86.06, respectively. These records reflect the great strides we continued to make on our four main strategies:

- *Growing our new business production.* For 2018, our gross written premiums were at $612 million, while our premium production, a non-GAAP financial measure we use to measure our new business production and which we refer to as PVP[1], was at $663 million. Both of these measures were the highest reported in ten years. All three of our business markets again contributed to our premium production, as did our reinsurance transaction with Syncora Guarantee Inc., which we refer to as SGI. In that transaction, we assumed, generally on a 100% quota share basis, substantially all of SGI's insured portfolio and also reassumed a book of business previously ceded to SGI.
- *Managing capital efficiently.* During 2018, we returned to our shareholders approximately $571 million through repurchases of our common shares and dividend payments. Over the last six years we have distributed approximately $3.1 billion to our shareholders through common share repurchases and dividends—*14% more than our entire market capitalization* at December 31, 2012, just as we began our common share repurchase program. We also completed the combination of our European insurance subsidiaries, simplifying our capital structure, reducing our regulatory and financial reporting burden in Europe, and creating a surviving entity with significant capital.
- *Alternative strategies.* In February 2018, we continued our growth into the asset management area by acquiring a minority interest in the holding company of Rubicon Investment Advisors, an investment banking firm active in the global infrastructure sector. On June 1, 2018, we closed our reinsurance transaction with SGI. We continue to look for asset management opportunities and for potential transactions with the remaining legacy bond insurers.
- *Proactive loss mitigation.* In 2018, we achieved the resolution of the insured debt of our first major Puerto Rico credit, the Puerto Rico Sales Tax Financing Corporation (COFINA). That resolution was incorporated into the COFINA plan of adjustment approved by the U.S. District Court for the District of Puerto Rico in February 2019. We continue to negotiate with representatives of the Commonwealth of Puerto Rico with respect to other Puerto Rico credits, and will continue to assert our rights through litigation until the Commonwealth and its advisors respond with solutions that recognize creditors' rights, the requirements of the federal Puerto Rico Oversight, Management, and Economic Stability Act (PROMESA), and constitutional requirements of the United States and Puerto Rico.

The market rewarded us for our accomplishments with a nearly 15% total shareholder return for the year. We provide further detail about our 2018 accomplishments and our plans for the future in the Letter to Shareholders accompanying our 2018 Annual Report, which we encourage you to review.

Our Board of Directors responded to last year's say-on-pay vote by soliciting feedback from our shareholders and then making adjustments to our executive compensation program, effective this year. An explanation of those adjustments is included in the Proxy Statement that follows this letter, which we also encourage you to review.

We look forward to another successful year.

Sincerely,

Francisco L. Borges
Chairman of the Board

Dominic J. Frederico
President and Chief Executive Officer

[1] Non-GAAP operating shareholder's equity per share, non-GAAP adjusted book value per share, non-GAAP operating income and PVP are non-GAAP financial measures. An explanation of these measures, which are considered when setting executive compensation, and a reconciliation to the most comparable GAAP measures, may be found on pages 92 to 97 of our Annual Report on Form 10-K for the year ended December 31, 2018. In addition, please refer to the section entitled "Forward Looking Statements" following the cover of that Annual Report on Form 10-K.

March 27, 2019
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08
Bermuda

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS OF ASSURED GUARANTY LTD.:

The Annual General Meeting of Assured Guaranty Ltd., which we refer to as AGL, will be held on Wednesday, May 8, 2019, at 8:00 a.m. London Time, at 6 Bevis Marks, London, EC3A 7BA, United Kingdom, for the following purposes:

1. **To elect our board of directors;**
2. **To approve, on an advisory basis, the compensation paid to AGL's named executive officers;**
3. **To approve our employee stock purchase plan, as amended through the third amendment; this will increase by 250,000 the number of common shares that our employees may purchase under this plan;**
4. **To appoint PricewaterhouseCoopers LLP as AGL's independent auditor for the fiscal year ending December 31, 2019, and to authorize the Board of Directors, acting through its Audit Committee, to set the fees for the independent auditor;**
5. **To direct AGL to vote for directors of, and the appointment of the independent auditor for, its subsidiary Assured Guaranty Re Ltd.; and**
6. **To transact such other business, if any, as lawfully may be brought before the meeting.**

Shareholders of record are being mailed a Notice Regarding the Availability of Proxy Materials on or around March 27, 2019, which provides them with instructions on how to access the proxy materials and our 2018 annual report on the Internet, and if they prefer, how to request paper copies of these materials.

Only shareholders of record, as shown by the transfer books of AGL, at the close of business on March 14, 2019, are entitled to notice of, and to vote at, the Annual General Meeting.

SHAREHOLDERS OF RECORD MAY VOTE UP UNTIL 12:00 NOON EASTERN DAYLIGHT TIME ON MAY 7, 2019. BENEFICIAL OWNERS MUST SUBMIT THEIR VOTING INSTRUCTIONS SO THAT THEIR BROKERS WILL BE ABLE TO VOTE BY 11:59 P.M. EASTERN DAYLIGHT TIME ON MAY 6, 2019.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON AND REGARDLESS OF THE NUMBER OF SHARES YOU OWN, PLEASE VOTE AS PROMPTLY AS POSSIBLE VIA THE INTERNET OR BY TELEPHONE. ALTERNATIVELY, IF YOU HAVE REQUESTED WRITTEN PROXY MATERIALS, PLEASE SIGN, DATE AND RETURN THE PROXY CARD IN THE RETURN ENVELOPE PROVIDED AS PROMPTLY AS POSSIBLE. IF YOU LATER DESIRE TO REVOKE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ATTACHED PROXY STATEMENT. FOR FURTHER INFORMATION CONCERNING THE INDIVIDUALS NOMINATED AS DIRECTORS, THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ATTACHED PROXY STATEMENT.

By Order of the Board of Directors,

Ling Chow
Secretary

TABLE OF CONTENTS

PROXY STATEMENT

Assured Guaranty Ltd.   March 27, 2019

SUMMARY

This summary highlights information contained elsewhere in this proxy statement and does not contain all of the information that you should consider before voting. For more complete information about the following topics, please review the complete proxy statement and the Annual Report on Form 10-K of Assured Guaranty Ltd. (which we refer to as AGL, we, us or our; we use Assured Guaranty, our Company or the Company to refer to AGL together with its subsidiaries).

We intend to begin distribution of the Notice Regarding the Availability of Proxy Materials to shareholders on or about March 27, 2019.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Time and Date	8:00 a.m. London time, May 8, 2019
Place	6 Bevis Marks London, EC3A 7BA United Kingdom
Record Date	March 14, 2019
Voting	Shareholders as of the record date are entitled to vote. Each Common Share is entitled to one vote for each director nominee and one vote for each of the proposals to be voted on. Shareholders of record may vote up until 12:00 noon Eastern Daylight Time on May 7, 2019. Beneficial owners must submit their voting instructions so that their broker will be able to vote by 11:59 p.m. Eastern Daylight Time on May 6, 2019. In spite of deadlines, holders who attend the Annual General Meeting will be able to vote in person.

Agenda Item	Board Vote Recommendation	Page Reference (for More Detail)
Election of directors	For each director nominee	Page 12
Approval, on an advisory basis, of the compensation paid to AGL's named executive officers	For	Page 67
Approval of our employee stock purchase plan, as amended through the third amendment	For	Page 68
Appointment of PricewaterhouseCoopers as AGL's independent auditor for 2019 and authorization of the Board of Directors, acting through its Audit Committee, to set the fees for the independent auditor	For	Page 72
Direction of AGL to vote for directors of, and the appointment of the independent auditor of, AGL's subsidiary, Assured Guaranty Re Ltd.	For each director nominee and for the independent auditor	Page 74

We will also transact any other business that may properly come before the meeting.

SUMMARY DIRECTOR INFORMATION

The following table provides summary information about each director nominee. Each director nominee will be elected for a one-year term by a majority of votes cast.

NOMINEE		DIRECTOR SINCE	PRINCIPAL OCCUPATION	COMMITTEES					
				A	C	F	NG	RO	E
Francisco L. Borges	67	2007	Chairman, Landmark Partners, LLC				★		★
G. Lawrence Buhl	72	2004	Former Regional Director for Insurance Services, Ernst & Young LLP	★	✓				
Dominic J. Frederico	66	2004	President and Chief Executive Officer, Assured Guaranty Ltd.						✓
Bonnie L. Howard	65	2012	Former Chief Auditor and Global Head of Control and Emerging Risk, Citigroup				✓	★	
Thomas W. Jones	69	2015	Founder and Senior Partner of TWJ Capital, LLC	✓		✓			
Patrick W. Kenny	76	2004	Former President and Chief Executive Officer, International Insurance Society		★		✓		✓
Alan J. Kreczko	67	2015	Former Executive Vice President and General Counsel of The Hartford Financial Services Group, Inc.	✓		✓			
Simon W. Leathes	71	2013	Former independent non-executive director of HSBC Bank plc		✓			✓	✓
Michael T. O'Kane	73	2005	Former Senior Managing Director, Securities Division, TIAA CREF	✓		★			
Yukiko Omura	63	2014	Former Undersecretary General and Vice President/COO, International Fund for Agricultural Development			✓		✓	
2018 Meetings				4	5	4	4	4	0

A: Audit; C: Compensation; F: Finance; NG: Nominating and Governance; RO: Risk Oversight; E: Executive;

★: Chair; ✓: Member

CORPORATE GOVERNANCE

OVERVIEW

THE BOARD OF DIRECTORS

Our Board of Directors maintains strong corporate governance policies.

- The Board and management have reviewed the rules of the Securities and Exchange Commission (which we refer to as the SEC) and the New York Stock Exchange (which we refer to as the NYSE) listing standards regarding corporate governance policies and processes, and we are in compliance with the rules and listing standards.

- We have adopted Corporate Governance Guidelines covering issues such as director qualification standards (including independence), director responsibilities, Board self-evaluations, and executive sessions of the Board.

- Our Corporate Governance Guidelines contain our Categorical Standards for Director Independence.

- We have adopted a Code of Conduct for our employees and directors and charters for each Board committee.

The full text of our Corporate Governance Guidelines, our Code of Conduct and each committee charter, are available on our website at www.assuredguaranty.com/governance. In addition, you may request copies of the Corporate Governance Guidelines, the Code of Conduct and the committee charters by contacting our Secretary via:

Telephone	(441) 279-5725
Facsimile	(441) 279-5701
e-mail	*generalcounsel@agltd.com*

MEETINGS OF THE BOARD

Our Board of Directors oversees our business and monitors the performance of management. The directors keep themselves up-to-date on our Company by discussing matters with Mr. Frederico, who is our Chief Executive Officer (and whom we refer to as our CEO), other key executives and our principal external advisors, such as outside auditors, outside legal counsel, investment bankers and other consultants, by reading the reports and other materials that we send them regularly and by participating in Board and committee meetings.

The Board usually meets four times per year in regularly scheduled meetings, but will meet more often if necessary. During 2018, the Board met four times. All of our directors attended at least 75% of the aggregate number of meetings of the Board and committees of the Board of which they were a member held while they were in office during the year ended December 31, 2018.

DIRECTOR INDEPENDENCE

In February 2019, our Board determined that, other than our CEO Mr. Frederico, all of our directors are independent under the listing standards of the NYSE. These independent directors constitute substantially more than a majority of our Board. In making its determination of independence, the Board applied its Categorical Standards for Director Independence and determined that no other material relationships existed between our Company and these directors. A copy of our Categorical Standards for Director Independence is available as part of our Corporate Governance Guidelines, which are available on our website at www.assuredguaranty.com/governance. In addition, as part of the independence determination, our Board monitors the independence of Audit and Compensation Committee members under rules of the SEC and NYSE listing standards that are applicable to members of the audit committee and compensation committee.

As part of its independence determinations, the Board considered the other directorships held by the independent directors and determined that none of these directorships constituted a material relationship with our Company.

DIRECTOR EXECUTIVE SESSIONS

The independent directors meet at regularly scheduled executive sessions without the participation of management. The Chairman of the Board is the presiding director for executive sessions of independent directors.

OTHER CORPORATE GOVERNANCE HIGHLIGHTS

- Our Board has a substantial majority of independent directors.

- All members of the Audit, Compensation, Nominating and Governance, Finance, and Risk Oversight Committees are independent directors.

- Our Audit Committee recommends to the Board, which recommends to the shareholders, the annual appointment of our independent auditor. Each year our shareholders are asked to authorize the Board, acting through its Audit Committee, to determine the compensation of, and the scope of services performed by, our independent auditor. The Audit Committee also has the authority to retain outside advisors.

- No member of our Audit Committee simultaneously serves on the audit committee of more than one other public company.

- Our Compensation Committee has engaged a compensation consultant, Frederic W. Cook & Co., Inc., which we refer to as Cook, to assist it in evaluating the compensation of our CEO, based on corporate goals and objectives and, with the other independent directors, setting his compensation based on this evaluation. Cook has also assisted us in designing our executive compensation program. The Compensation Committee has conducted an assessment of Cook's independence and has determined that Cook does not have any conflict of interest. Our Nominating and Governance Committee also engages Cook to assist it in evaluating the compensation of our Board of Directors.

- We established an Executive Committee to exercise certain authority of the Board in the management of company affairs between regularly scheduled meetings of the Board when it is determined that a specified matter should not be postponed to the next scheduled meeting of the Board. Our Executive Committee did not meet in 2018.

- We have adopted a Code of Conduct applicable to all directors, officers and employees that sets forth basic principles to guide their day-to-day activities. The Code of Conduct addresses, among other things, conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets, compliance with laws and regulations, including insider trading laws, and reporting illegal or unethical behavior. The full text of our Code of Conduct is available on our website at www.assuredguaranty.com/governance.

- In addition to AGL's quarterly Board meetings, our Board has an annual business review meeting to assess specific areas of our Company's operations and to learn about general trends affecting the financial guaranty industry and asset management. We also provide our directors with the opportunity to attend continuing education programs.

- In February 2019, our Board adopted an Environmental Policy and a Statement on Climate Change. These statements are available on our website at www.assuredguaranty.com/governance.

HOW ARE DIRECTORS NOMINATED?

In accordance with its charter, the Nominating and Governance Committee identifies potential nominees for directors from various sources. The Nominating and Governance Committee:

- Reviews the qualifications of potential nominees to determine whether they might be good candidates for Board of Directors membership

- Reviews the potential nominees' judgment, experience, independence, understanding of our business or other related industries and such other factors as it determines are relevant in light of the needs of the Board of Directors and our Company

- Selects qualified candidates and reviews its recommendations with the Board of Directors, which will decide whether to nominate the person for election to the Board of Directors at an Annual General Meeting of Shareholders (which we refer to as an Annual General Meeting). Between Annual General Meetings, the Board, upon the recommendation of the Nominating and Governance Committee, can fill vacancies on the Board by appointing a director to serve until the next Annual General Meeting.

The Nominating and Governance Committee has the authority to retain search firms to be used to identify director candidates and to approve the search firm's fees and other retention terms. The Nominating and Governance Committee may also retain other advisors.

We believe that diversity among members of the Board is an important consideration and is critical to the Board's ability to perform its duties and various roles. Accordingly, in recommending nominees, the Board considers a wide range of individual perspectives and backgrounds in addition to diversity in professional experience and training. Our Board is currently composed of individuals from different disciplines, including lawyers, accountants and individuals who have industry, finance, executive and international experience, and is composed of both men and women and citizens of the United States, the United Kingdom and Japan. Our Corporate Governance Guidelines address diversity of experience, requiring the Nominating and Governance Committee to review annually the skills and attributes of Board members within the context of the current make-up of the full Board. Our Corporate Governance Guidelines also provide that Board members should have individual backgrounds that, when combined, provide a portfolio of experience and knowledge that will serve our governance and strategic needs. The Nominating and Governance Committee will consider Board candidates on the basis of a range of criteria, including broad-based business knowledge and contacts, prominence and sound reputation in their fields as well as having a global business perspective and commitment to good corporate citizenship. Our Corporate Governance Guidelines specify that directors should represent all shareholders and not any special interest group or constituency. The Nominating and Governance Committee annually reviews its own performance. In connection with such evaluation, the Nominating and Governance Committee assesses whether it effectively nominates candidates for director in accordance with the above described standards specified by the Corporate Governance Guidelines. See each nominee's biography appearing later in this proxy statement for a description of the specific experience that each such individual brings to our Board.

Our Corporate Governance Guidelines additionally specify that directors should be able and prepared to provide wise and thoughtful counsel to top management on the full range of potential issues facing us. Directors must possess the highest personal and professional integrity. Directors must have the time necessary to fully meet their duty of due care to the shareholders and be willing to commit to service over the long term.

The Nominating and Governance Committee will consider a shareholder's recommendation for director but has no obligation to recommend such candidate for nomination by the Board of Directors. Assuming that appropriate biographical and background material is provided for candidates recommended by shareholders, the Nominating and Governance Committee will evaluate those candidates by following substantially the same process and applying substantially the same criteria as for candidates recommended by other sources. If a shareholder has a suggestion for a candidate for election, the shareholder should send it to: Secretary, Assured Guaranty Ltd., 30 Woodbourne Avenue, Hamilton HM 08, Bermuda. No person recommended by a shareholder will become a nominee for director and be included in a proxy statement unless the Nominating and Governance Committee recommends, and the Board approves, such person.

If a shareholder desires to nominate a person for election as director at an Annual General Meeting, that shareholder must comply with Article 14 of AGL's Bye-Laws, which requires notice no later than 90 days prior to the anniversary date of the immediately preceding Annual General Meeting. This time period has passed with respect to the 2019 Annual General Meeting. With respect to the 2020 Annual General Meeting, AGL must receive such written notice on or prior to February 8, 2020. Such notice must describe the nomination in sufficient detail to be summarized on the agenda for the meeting and must set forth:

- the shareholder's name as it appears in AGL's books
- a representation that the shareholder is a record holder of AGL's shares and intends to appear in person or by proxy at the meeting to present such proposal
- the class and number of shares beneficially owned by the shareholder
- the name and address of any person to be nominated
- a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons, naming such other person or persons, pursuant to which the nomination or nominations are to be made by the shareholder
- such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the SEC's proxy regulations
- the consent of each nominee to serve as a director of AGL, if so elected

COMMITTEES OF THE BOARD

The Board of Directors has established an Audit Committee, a Compensation Committee, a Finance Committee, a Nominating and Governance Committee, a Risk Oversight Committee and an Executive Committee.

The Audit Committee	Chairman: G. Lawrence Buhl / 4 meetings during 2018
Other Audit Committee members: Thomas W. Jones, Alan J. Kreczko, Michael T. O'Kane	

The Audit Committee provides oversight of the integrity of our Company's financial statements and financial reporting process, our compliance with legal and regulatory requirements (including cybersecurity requirements), the system of internal controls, the audit process, the performance of our internal audit program and the performance, qualification and independence of the independent auditor. The Audit Committee is also responsible for the oversight of Company risks related to (i) financial reporting, accounting policies and reserving, (ii) legal, regulatory and compliance matters, (iii) information technology (including cybersecurity), (iv) workouts, emerging events, and counterparties, (v) outsourcing and people, and (vi) business continuity planning.

The Audit Committee is composed entirely of directors who are independent of our Company and management, as defined by the NYSE listing standards.

The Board has determined that each member of the Audit Committee satisfies the financial literacy requirements of the NYSE and, except for Mr. Kreczko, is an audit committee financial expert, as that term is defined under Item 407(d) of the SEC's Regulation S-K. For additional information about the qualifications of the Audit Committee members, see their respective biographies set forth in "Proposal No. 1: Election of Directors."

The Compensation Committee	Chairman: Patrick W. Kenny / 5 meetings during 2018
Other Compensation Committee members: G. Lawrence Buhl, Simon W. Leathes	

The Compensation Committee has responsibility for evaluating the performance of our CEO and senior management and determining executive compensation in conjunction with the independent directors. The Compensation Committee also works with the Nominating and Governance Committee and our CEO on succession planning. The Compensation Committee is also responsible for the oversight of Company risks related to people, succession planning and compensation.

The Compensation Committee is composed entirely of directors who are independent of our Company and management, as defined by the NYSE listing standards.

The Compensation Committee's meetings included discussions with Cook to review executive compensation trends and comparison group compensation data and to evaluate the risk of our executive compensation program.

The Finance Committee	Chairman: Michael T. O'Kane / 4 meetings during 2018
Other Finance Committee members: Thomas W. Jones, Alan J. Kreczko, Yukiko Omura	

The Finance Committee of the Board of Directors oversees management's investment of our Company's investment portfolio, including in alternative investments, and is responsible for oversight of Company risks related to capital, liquidity, investments, financial market conditions, foreign currency, and rating agencies. The Finance Committee also oversees, and makes recommendations to the Board with respect to, our capital structure, dividends, financing arrangements, investment guidelines, potential alternative investments and any corporate development activities.

The Nominating and Governance Committee	Chairman: Francisco Borges / 4 meetings during 2018
Other Nominating and Governance Committee members: Bonnie L. Howard, Patrick W. Kenny	

The responsibilities of the Nominating and Governance Committee include identifying individuals qualified to become Board members, recommending director nominees to the Board and developing and recommending corporate governance guidelines, as well as the oversight of Company risks related to board qualification, corporate structure, governance, regulatory compliance and people. The Nominating and Governance Committee also has responsibility to review and make recommendations to the full Board regarding director compensation. In addition to general corporate governance matters, the Nominating and Governance Committee assists the Board and the Board committees in their self-evaluations and oversees matters relating to the environment, sustainability and social responsibility. The Nominating and Governance Committee is composed entirely of directors who are independent of our Company and management, as defined by the NYSE listing standards.

The Risk Oversight Committee	Chairman: Bonnie L. Howard / 4 meetings during 2018
Other Risk Oversight Committee members: Simon W. Leathes, Yukiko Omura	

The Risk Oversight Committee oversees management's establishment and implementation of standards, controls, limits, guidelines and policies relating to risk appetite, risk assessment and enterprise risk management. The Risk Oversight Committee focuses on the underwriting, surveillance and workout of credit risks as well as the assessment, management and oversight of other Company enterprise risks, including, but not limited to, financial, legal, operational (including information technology, cybersecurity and vendor management) and other risks concerning our Company's governance, reputation and ethical standards.

The Executive Committee	Chairman: Francisco L. Borges / No meetings during 2018
Other Executive Committee members: Dominic J. Frederico, Patrick W. Kenny, Simon W. Leathes	

The Executive Committee was established to have, and to exercise, certain of the powers and authority of the Board in the management of the business and affairs of our Company between regularly scheduled meetings of the Board when, in the opinion of a quorum of the Executive Committee, a matter should not be postponed to the next scheduled meeting of the Board. The Executive Committee's authority to act is limited by our Company's Bye-Laws, rules of the NYSE and applicable law and regulation and the Committee's charter.

HOW ARE DIRECTORS COMPENSATED?

The Nominating and Governance Committee last revised the compensation paid to members of the Board in 2017, when it engaged Cook to conduct a comprehensive review and assessment of our independent director compensation program. After considering Cook's market data, analysis and recommendations, the Nominating and Governance Committee determined at that time that the changes it was making to independent director compensation were warranted by the expanding scope of our Company's business and the time commitment associated with attending meetings in the United Kingdom.

Cook refreshed its analysis of the compensation paid to members of the Board in 2018, and particularly to the non-executive Chairman of the Board. Cook compared the compensation paid to our non-executive Chairman to that paid to other non-executive chairmen in our comparison group at that time (we have since revised our comparison group), comparing the chairman's retainer against the comparison group typical director total direct compensation, non-executive chairman premium, non-executive chairman total direct compensation, and multiple of a typical director. In each case, the chairman's retainer was between the median and the 75th percentile of the comparison group, which the Nominating Committee determined to be warranted in light of the expanding scope of our Company's business and the time commitment associated with the position.

No changes were made to our independent director compensation program in 2018.

Our independent directors receive an annual retainer of $265,000 per year. We pay $145,000 of the retainer in restricted stock and $120,000 of the retainer in cash. A director also may elect to receive any or all of the cash portion of his or her annual retainer (plus the additional cash amounts described below) in restricted stock.

The restricted stock vests on the day immediately prior to the next Annual General Meeting following the grant of the stock. However, if, prior to such vesting date, either (i) a change in control (as defined in the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan, as amended) of Assured Guaranty Ltd. occurs before the director terminates service on the Board or (ii) the director terminates service on the Board as a result of such director's death or disability, then the restricted stock will vest on the date of such change in control or the date of the director's termination of service, whichever is applicable. Grants of restricted stock receive cash dividends and have voting rights; the cash dividends accrue during the vesting period and are paid upon vesting.

Our share ownership guidelines require that each independent director own the greater of (i) at least 25,000 Common Shares or (ii) Common Shares with a market value of at least five times the maximum cash portion of the annual director retainer, before being permitted to dispose of any shares acquired as compensation from our Company. Once a director has reached the share ownership guideline, for so long as he or she serves on the Board, such director may not dispose of any Common Shares if such disposition would cause the director to be below the share ownership guideline. Common Shares that had been restricted but subsequently vested and purchased Common Shares count toward the share ownership guideline. Our five longest serving independent directors meet our share ownership guidelines. Our four newer Board members (Mr. Leathes, who joined the Board in May 2013; Ms. Omura, who joined the Board in May 2014; and Messrs. Jones and Kreczko, who joined the Board in August 2015) are accumulating Common Shares toward their ownership goals.

In addition to the annual retainer described above:

- The non-executive Chairman of the Board receives an annual retainer of $225,000 in recognition of the role he plays and the time commitment involved.

- The Chairman of each of the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, the Finance Committee and the Risk Oversight Committee receives an additional $30,000 annual retainer.

- Members, other than the chairman of the committee or the Chairman of the Board, of each of the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, the Finance Committee and the Risk Oversight Committee receive an additional $15,000 annual retainer.

The Company generally will not pay a fee for attendance at Board or committee meetings, although the Chairman of the Board has the discretion to pay attendance fees of $2,000 for extraordinary or special meetings. There were no extraordinary or special meetings of the Board in 2018. We do not pay a fee for being a member, or attending meetings, of the Executive Committee.

The following table sets forth our 2018 independent director compensation, including the compensation for the directors' committee assignments as of such date.

Name	Fees Earned or Paid in Cash	Stock Awards[1]	All Other Compensation[2]	Total
Francisco L. Borges[3]	$345,000	$145,000	$17,552	$507,552
G. Lawrence Buhl	$165,000	$145,000	$24,326	$334,326
Bonnie L. Howard	$165,000	$145,000	$20,782	$330,782
Thomas W. Jones	$150,000	$145,000	$25,569	$320,569
Patrick W. Kenny[4]	$165,000	$145,000	$22,331	$332,331
Alan J. Kreczko[5]	$150,000	$145,000	$26,101	$321,101
Simon W. Leathes[6]	$239,321	$145,000	$ 1,531	$385,852
Michael T. O'Kane	$165,000	$145,000	$15,861	$325,861
Yukiko Omura	$150,000	$145,000	—	$295,000

(1)   Represents grant date fair value, rounded to the nearest $1,000.

(2)   Other compensation consists of matching gift donations to eligible charities paid in 2018 or paid in early 2019 for donations made in 2018, reimbursement of business-related spousal travel paid in 2018, U.K. personal tax return preparation fees paid in 2018 or paid in early 2019 for services performed in 2018, and personal use of the corporate apartment during 2018.

(3)   Mr. Borges agreed to forgo an additional fee as the Chairman of the Nominating and Governance Committee due to the substantial overlap between that position and his position as the Chairman of the Board. Mr. Borges elected to receive the entire cash component of his compensation as restricted stock.

(4)   Mr. Kenny elected to receive $40,000 of the cash component of his compensation as restricted stock and the remaining $125,000 in cash.

(5)   Mr. Kreczko elected to receive the entire cash component of his compensation as restricted stock.

(6)   The fees for Mr. Leathes include £55,000 (which was approximately $70,181 as of December 31, 2018) for serving as an independent director of our U.K. insurance subsidiaries, Assured Guaranty (UK) plc and Assured Guaranty (Europe) plc. Following the acquisition of Assured Guaranty (London) plc, Mr. Leathes was asked to serve on the post-acquisition Board of Directors of that company and, as an independent director of all three of our former U.K. insurance subsidiaries, to review and approve matters related to the combination of our three U.K. insurance subsidiaries and our French subsidiary CIFG Europe S.A. The combination was successfully consummated in November 2018. The fees for Mr. Leathes also include £15,000 (which was approximately $19,140 as of December 31, 2018) to compensate him for the additional time commitment required during the calendar year related to the combination.

The following table shows information related to independent director equity awards outstanding on December 31, 2018:

Name	Unvested Restricted Stock[1]	Vested Stock Options
Francisco L. Borges	13,780	7,658
G. Lawrence Buhl	4,078	7,026
Bonnie L. Howard	4,078	—
Thomas W. Jones	4,078	—
Patrick W. Kenny	5,202	9,261
Alan J. Kreczko	8,296	—
Simon W. Leathes	4,078	—
Michael T. O'Kane	4,078	7,026
Yukiko Omura	4,078	—

(1)   Vests one day prior to the 2019 Annual General Meeting.

WHAT IS OUR BOARD LEADERSHIP STRUCTURE?

Our current Chairman of the Board is Francisco L. Borges. The position of CEO is held by Dominic Frederico.

While the Board has no fixed policy with respect to combining or separating the offices of Chairman of the Board and CEO, those two positions have been held by separate individuals since our 2004 initial public offering. We believe this is the appropriate leadership structure for us at this time. Mr. Borges and Mr. Frederico have had an excellent working relationship, which has continued to permit Mr. Frederico to focus on running our business and Mr. Borges to focus on Board matters, including oversight of our management. Mr. Borges and Mr. Frederico collaborate on setting agendas for Board meetings to be sure that the Board discusses the topics necessary for its oversight of the management and affairs of our Company. As Chairman of the Board, Mr. Borges sets the final Board agenda and chairs Board meetings, including executive sessions at which neither our CEO nor any other member of management is present. The Chairman of the Board also chairs our Annual General Meetings.

HOW DOES THE BOARD OVERSEE RISK?

The Board's role in risk oversight is consistent with our leadership structure, with our CEO and other members of senior management having responsibility for assessing and managing risk exposure and the Board and its committees providing oversight in connection with these activities. Our Company's policies and procedures relating to risk assessment and risk management are overseen by our Board. The Board takes an enterprise-wide approach to risk management that is designed to support our business plans at a reasonable level of risk. A fundamental part of risk assessment and risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for us. The Board annually approves our business plan, factoring risk management into account. The involvement of the Board in setting our business strategy is a key part of its assessment of management's risk tolerance and also a determination of what constitutes an appropriate level of risk for us.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk assessment and risk management. As discussed under "Committees of the Board," the Board has created a Risk Oversight Committee that oversees the standards, controls, limits, guidelines and policies that our Company establishes and implements in respect of credit underwriting and risk management. It focuses on management's assessment and management of both (i) credit risks and (ii) other enterprise risks, including, but not limited to, financial, legal and operational risks (including cybersecurity risks), and risks relating to our reputation and ethical standards. Our Risk Oversight Committee and Board pay particular attention to credit risks we assume when we issue financial guaranties or engage in strategic transactions. In addition, the Audit Committee of the Board of Directors is responsible for reviewing policies and processes related to the evaluation of risk assessment and risk management, including our major financial risk exposures and the steps management has taken to monitor and control such exposures. It also oversees cybersecurity risks and reviews compliance with legal and regulatory requirements. The Finance Committee of the Board of Directors oversees the investment of the Company's investment portfolio and the Company's capital structure, financing arrangements and any corporate development activities in support of the Company's financial plan. The Nominating and Governance Committee of the Board of Directors oversees risk at the Company by developing appropriate corporate governance guidelines and identifying qualified individuals to become board members. The Nominating and Governance Committee oversees risks related to the environment, sustainability, social responsibility and governance, while each of the other Board committees have responsibility for risk assessment of such risks to the extent within their purview.

As part of its oversight of executive compensation, the Compensation Committee reviews compensation risk. The Compensation Committee oversaw the performance of a risk assessment of our employee compensation program to determine whether any of the risks arising from our compensation program are reasonably likely to have a material adverse effect on us. Since January 2011, the Compensation Committee has retained Cook to perform an annual review of each of our compensation plans and identify areas of risk and the extent of such risk. The Compensation Committee directs that our Chief Risk Officer work with Cook to perform such risk assessment and to be sure that compensation risk is included in our enterprise risk management system. In conducting this assessment, from time-to-time, most recently in February 2018, Cook performs a comprehensive systemic, qualitative review of all of our incentive compensation programs and reviews its findings with our Chief Risk Officer for completeness and accuracy. Cook seeks to identify any general areas of risk or potential for unintended consequences that exist in the design of our compensation programs and to evaluate our incentive plans relative to our enterprise risks to identify potential areas of concern, if any.

Cook undertook a compensation risk assessment update most recently in February 2019 and concluded that our incentive plans, including the changes we made for 2019, are well-aligned with sound compensation design principles and do not encourage behaviors that would create material risk for our Company. Our Chief Risk Officer reviewed their findings and agreed with their conclusion. Based on this update, the Compensation Committee continued to find that there is an appropriate balance between the risks inherent in our business and our compensation program.

COMPENSATION COMMITTEE INTERLOCKING AND INSIDER PARTICIPATION

The Compensation Committee of our Board of Directors has responsibility for determining the compensation of our executive officers. None of the members of the Compensation Committee is a current or former officer or employee of our Company. No executive officer of our Company serves on the compensation committee of any company that employs any member of the Compensation Committee.

WHAT IS OUR RELATED PERSON TRANSACTIONS APPROVAL POLICY AND WHAT PROCEDURES DO WE USE TO IMPLEMENT IT?

Through our committee charters, we have established review and approval policies for transactions involving our Company and related persons, with the Nominating and Governance Committee taking the primary approval responsibility for transactions with our executive officers and directors and the Audit Committee taking the primary approval responsibility for transactions with 5% shareholders. No member of these committees who has an interest in a transaction being reviewed is allowed to participate in any decision regarding any such transaction.

Our Nominating and Governance Committee charter requires the Nominating and Governance Committee to review and approve or disapprove all proposed transactions with executive officers and directors that, if entered into, would be required to be disclosed pursuant to Item 404 of Regulation S-K, the SEC provision which requires disclosure of any related person transaction with our Company that exceeds $120,000 per fiscal year. The Nominating and Governance Committee must also review reports, which our General Counsel provides periodically, and not less often than annually, regarding transactions with executive officers and directors (other than compensation) that have resulted, or could result, in expenditures that are not required to be disclosed pursuant to Item 404 of Regulation S-K.

Our Audit Committee charter requires our Audit Committee to review and approve or disapprove all proposed transactions with any person owning more than 5% of any class of our voting securities that, if entered into, would be required to be disclosed pursuant to Item 404 of Regulation S-K. In addition, our Audit Committee charter requires the Audit Committee to review reports regarding such transactions, which our General Counsel provides to the Audit Committee periodically, and not less often than annually, regarding transactions with any persons owning more than 5% of any class of the voting securities of AGL that have resulted, or could result, in expenditures that are not required to be disclosed pursuant to Item 404 of Regulation S-K. Our Audit Committee charter also requires the Audit Committee to review other reports and disclosures of insider and affiliated party transactions which our General Counsel provides periodically, and not less often than annually.

Our General Counsel identifies related person transactions requiring committee review pursuant to our committee charters from transactions that are:

- disclosed in director and officer questionnaires (which must also be completed by nominees for director) or in certifications of Code of Conduct compliance

- reported directly by the related person or by another employee of our Company

- identified by our vendor management procedures based on comparison of vendors against a list of directors, executive officers and known 5% shareholders and certain of their related persons

If we have a related person transaction that requires committee approval in accordance with the policies set forth in our committee charters, we either seek that approval before we enter into the transaction or, if that timing is not practical, we ask the appropriate committee to ratify the transaction.

WHAT RELATED PERSON TRANSACTIONS DO WE HAVE?

From time to time, institutional investors, such as large investment management firms, mutual fund management organizations and other financial organizations become beneficial owners (through aggregation of holdings of their affiliates) of 5% or more of a class of our voting securities and, as a result, are considered "related persons" under the SEC's rules. These organizations may provide services to us. In 2018, the following transactions occurred with investors who reported beneficial ownership of 5% or more of our voting securities.

As indicated in "Which Shareholders Own More Than 5% of Our Common Shares," Wellington Management Group LLP, which we refer to as Wellington Management, and BlackRock, Inc., which we refer to as BlackRock, own approximately 9.86% and 7.21% of AGL's Common Shares outstanding, respectively, as of March 14, 2019 (the record date for our Annual General Meeting), based on the amount of Common Shares they reported in their Schedule 13G filings as of the date set forth in such filing, and on the amount of Common Shares outstanding as of the record date. We appointed both Wellington Management and BlackRock as investment managers to manage certain of our investment accounts prior to their reaching such ownership thresholds. As of December 31, 2018,

Wellington Management managed approximately $2.2 billion of our investment assets, which is approximately 20% of our total fixed maturity and short-term investment portfolio, and BlackRock managed approximately $1.8 billion of our investment assets, which is approximately 17% of our total fixed maturity and short-term investment portfolio. In 2018, we incurred expenses of approximately $1.7 million related to our investment management agreement with Wellington Management and $2.1 million with respect to our investment management and investment reporting agreements with BlackRock.

DID OUR INSIDERS COMPLY WITH SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING IN 2018?

Our executive officers and directors are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. We believe that all of our executive officers and directors complied with all filing requirements imposed by Section 16(a) of the Exchange Act on a timely basis during fiscal year 2018.

PROPOSAL NO. 1:
ELECTION OF DIRECTORS

Our Bye-Laws provide for a maximum of 21 directors and empower our Board of Directors to fix the exact number of directors and appoint persons to fill any vacancies on the Board until the next Annual General Meeting. The Board may appoint any person as a director to fill a vacancy on the Board occurring as the result of any existing director being removed from office pursuant to the Bye-Laws or prohibited from being director by law; being or becoming bankrupt or making any arrangement or composition with his or her creditors generally; being or becoming disqualified, of unsound mind, or dying; or resigning. The Board may also appoint a person as a director to fill a vacancy resulting from an increase in the size of the Board or a vacancy left unfilled at an Annual General Meeting.

Our Board currently consists of 10 members. Following the recommendation of the Nominating and Governance Committee, our Board of Directors has nominated Francisco L. Borges, G. Lawrence Buhl, Dominic J. Frederico, Bonnie L. Howard, Thomas W. Jones, Patrick W. Kenny, Alan J. Kreczko, Simon W. Leathes, Michael T. O'Kane and Yukiko Omura as directors of AGL. Proposal No. 1 is Item 1 on the proxy card.

Our directors are elected annually to serve until their respective successors shall have been elected.

 **The board of directors recommends that you vote "FOR" the election of the nominees as directors of AGL.**

It is the intention of the persons named as proxies, subject to any direction to the contrary, to vote in favor of the candidates nominated by the Board of Directors. We know of no reason why any nominee may be unable to serve as a director. If any nominee is unable to serve, your proxy may vote for another nominee proposed by the Board, or the Board may reduce the number of directors to be elected.

We have set forth below information with respect to the nominees for election as directors. There are no arrangements or understandings between any director and any other person pursuant to which any director was or is selected as a director or nominee.

Summary information about our director nominees and overall composition of our Board is provided in the matrix and graphs below. Further information about each director nominee may be found on the following pages.

	Borges	Buhl	Frederico	Howard	Jones	Kenny	Kreczko	Leathes	O'Kane	Omura
Financial Guaranty Industry	✓	✓	✓							✓
U.S. Public Finance	✓		✓		✓				✓	
Non - U.S. Finance			✓						✓	✓
Infrastructure Finance			✓					✓		✓
Audit and Internal Control		✓	✓	✓	✓	✓		✓	✓	
Government Service	✓						✓			
Financial Reporting	✓	✓	✓	✓	✓	✓	✓	✓	✓	
Investment Management	✓		✓	✓	✓	✓		✓	✓	✓
Legal and Compliance	✓						✓			
Insurance Industry	✓	✓	✓		✓	✓	✓			✓
Banking				✓				✓		✓
Corporate Governance	✓	✓	✓	✓	✓	✓	✓	✓		✓
Risk Management	✓	✓	✓	✓	✓			✓	✓	✓
Enterprise Risk Management		✓	✓	✓		✓		✓	✓	
Audit Com. Financial Expert*	✓	✓	NA	✓	✓	✓		✓	✓	
Independent	✓	✓		✓	✓	✓	✓	✓	✓	✓
Director Since	2007	2004	2004	2012	2015	2004	2015	2013	2005	2014
Age	67	72	66	65	69	76	67	71	73	63

*   In the case of persons who are not currently serving on the Audit Committee, the individual is likely to be qualified to be an audit committee financial expert based on their experience, but was not designated as such by the Board of Directors this year.



GENDER DIVERSITY
20% Women

20%
80%

■ Women

ETHNIC DIVERSITY
33.3% Diverse

33.3%
66.7%

■ Diverse

AGE DIVERSITY

1
4
5

■ <65
■ 65-70
■ >70

DIRECTOR TENURE
9.7 Years
Average Tenure

3
5
2

■ 0-5 years
■ 6-10 years
■ 11-15 years

NOMINEES FOR DIRECTOR

Francisco L. Borges
Chairman of the Board
Director Since: 2007
Committee Memberships:
Nominating and Governance (Chair),
Executive (Chair)



G. Lawrence Buhl
Independent Director
Director Since: 2004
Committee Memberships:
Audit (Chair),
Compensation



Qualifications:

Mr. Borges has expertise in finance arising from his experience structuring and marketing financial guaranty insurance. In addition, his public service background has given him insight on public finance. His current position gives Mr. Borges insights into the financial markets in which our Company operates. Each of these areas is important to our business.

Biography:

Mr. Borges, age 67, became a director of AGL in August 2007, and has been Chairman of our Board of Directors since May 2015. He is Chairman of Landmark Partners, LLC, an alternative investment management firm where he has been employed since 1999. Prior to joining Landmark, Mr. Borges was managing director of GE Capital's Financial Guaranty Insurance Company and capital markets subsidiaries. Mr. Borges is a former Treasurer for the State of Connecticut and a former Deputy Mayor of the City of Hartford, Connecticut.

Mr. Borges serves on the board of directors for Connecticut Public Broadcasting Network, the Knight Foundation, and Millbrook School. He is also a member of the board of directors of Davis Selected Funds, where he serves on the Pricing Committee, and Jefferies Financial Group Inc., where he serves on the Audit Committee and the Nominating and Corporate Governance Committee.

Qualifications:

Mr. Buhl's insurance and Board experience and his knowledge of specific financial reporting requirements applicable to financial guaranty companies and familiarity with compliance, finance, governance, control environment and risk management requirements and processes for public companies and the financial guaranty industry benefit the Board in its deliberations and oversight.

Biography:

Mr. Buhl, age 72, became a director of AGL upon completion of our 2004 initial public offering. Through 2003, Mr. Buhl served as the Regional Director for Insurance Services in Ernst & Young LLP's Philadelphia, New York and Baltimore offices and as audit engagement partner for insurance companies, including those in the financial guaranty industry.

Mr. Buhl began in 2004 to serve as a director for Harleysville Group, Inc. (NASDAQ: HGIC) and its majority shareholder, Harleysville Mutual Insurance Company, through their 2012 merger/combination with Nationwide Mutual Insurance Company and served on an Advisory Board to Nationwide through April 2014. For Penn National Insurance Group in Harrisburg, Pennsylvania, Mr. Buhl has been a member of the Board of Directors since 2015 and serves on the Audit and Enterprise Risk Oversight Committees. He is also an emeritus member of the Board of Sponsors of the Sellinger School of Business and Management of Loyola University Maryland.

Dominic J. Frederico

Chief Executive Officer

Director Since: 2004

Committee Memberships:

Executive



Bonnie L. Howard

Independent Director

Director Since: 2012

Committee Memberships:

Risk Oversight (Chair),
Nominating and Governance



Qualifications:

Mr. Frederico has the most comprehensive knowledge of all aspects of our operations as well as executive experience. He also has extensive industry experience, which makes him valuable both as an officer and as a director of AGL.

Biography:

Mr. Frederico, age 66, has been a director of AGL since our 2004 initial public offering, and the President and Chief Executive Officer of AGL since 2003. During his tenure as President and Chief Executive Officer, our Company became the leading provider of municipal bond insurance and financial guaranties. Our Company completed its 2004 initial public offering under his leadership and, in 2009, acquired the financial guaranty insurance company now named Assured Guaranty Municipal Corp., thereby bringing together the only two monoline bond insurers to continue writing financial guaranty policies before, during and after the 2008 financial crisis.

Mr. Frederico served as Vice Chairman of ACE Limited (now known as Chubb Limited) from 2003 until 2004 and served as President and Chief Operating Officer of ACE Limited and Chairman of ACE INA Holdings, Inc. from 1999 to 2003. Mr. Frederico was a director of ACE Limited from 2001 through May 2005. From 1995 to 1999, Mr. Frederico served in a number of executive positions with ACE Limited, during which period he oversaw the successful acquisition and integration of the domestic and international property casualty operations acquired by ACE Limited from CIGNA Corporation in July 1999 and the acquisition of Capital Re Corp., the predecessor company to our Company, in December 1999.

Prior to joining ACE Limited, Mr. Frederico spent 13 years working for various subsidiaries of the American International Group. His last position at the group was Senior Vice President and Chief Financial Officer of AIG Risk Management.

Qualifications:

Ms. Howard's background in audit, finance and enterprise risk management is valuable to the Board in its oversight of our financial reporting and credit and risk management policies.

Biography:

Ms. Howard, age 65, became a director of AGL in August 2012. Ms. Howard has more than 30 years of experience in credit, risk management and financial reporting policies. She worked at Citigroup, Inc. from 2003 to 2011, serving as Chief Auditor from 2004 to 2011 and Global Head of Control and Emerging Risk from 2010 to 2011, leading a team of over 1,500 professionals covering $1.9 trillion of assets in over 100 countries, until her retirement in 2011. She was previously Managing Director of Capital Markets Audit at Fleet Boston Financial and a Managing Director at JPMorgan in the roles of Deputy Auditor and head of Global Markets Operational Risk Management. Ms. Howard is a certified public accountant in the United States and has over a decade of experience with KPMG and Ernst & Young.

Ms. Howard serves on the board of directors of Artisan Partners Funds, where she chairs the Audit Committee. Ms. Howard previously served on the board of directors of BMO Financial Corp., where she was a member of the Audit Committee, and the board of directors of BMO Harris Bank N.A., where she chaired the Directors' Trust Committee and the Audit Committee, until April 2018.

Thomas W. Jones

Independent Director

Director Since: 2015

Committee Memberships:

    Audit,

    Finance



Patrick W. Kenny

Independent Director

Director Since: 2004

Committee Memberships:

    Compensation (Chair),

    Nominating and Governance,

    Executive



Qualifications:

Mr. Jones' background has given him extensive experience in investment management and in the operations of large financial institutions, which is valuable to the Board. His previous service on the boards of other financial services companies and the Federal Reserve Bank of New York adds value to the Board and Board committee deliberations.

Biography:

Mr. Jones, age 69, became a director of AGL in August 2015. Mr. Jones is the founder and senior partner of venture capital firm TWJ Capital LLC. Prior to founding TWJ Capital in 2005, he was the chief executive officer of Global Investment Management at Citigroup, which included Citigroup Asset Management, Citigroup Alternative Investments, Citigroup Private Bank and Travelers Life & Annuity. Earlier, he held a series of positions at TIAA-CREF, including vice chairman and director, president and chief operating officer, and executive vice president and chief financial officer, and at John Hancock Mutual Life Insurance Company, where he rose to senior vice president and treasurer. He began his career in public accounting and management consulting, primarily at Arthur Young & Company (predecessor to Ernst & Young).

A trustee emeritus of Cornell University, Mr. Jones has served on numerous boards in the past, including those of the Federal Reserve Bank of New York (where he was vice chairman), Altria Group, Freddie Mac, Travelers Group, Fox Entertainment Group, Pepsi Bottling Group and TIAA-CREF. Mr. Jones has been designated Board Leadership Fellow by the National Association of Corporate Directors (NACD), and is a licensed Certified Public Accountant (CPA).

Qualifications:

Mr. Kenny has extensive insurance industry experience, including executive experience within the industry. In addition, the Board benefits from Mr. Kenny's experience as an accountant.

Biography:

Mr. Kenny, age 76, became a director of AGL upon completion of our 2004 initial public offering. He served as the President and Chief Executive Officer of the International Insurance Society in New York, an organization dedicated to fostering the exchange of ideas through a program of international seminars and sponsored research, from 2001 to 2009. From 1998 to 2001, Mr. Kenny served as executive vice president of Frontier Insurance Group, Inc. From 1995 to 1998, Mr. Kenny served as senior vice president of SS&C Technologies. From 1988 to 1994, Mr. Kenny served as Group Executive, Finance & Administration and Chief Financial Officer of Aetna Life & Casualty.

Until December 2018, Mr. Kenny served on the board of directors of several Voya funds, where he was a member of the Audit Committee and the Chairperson of the Nominating and Governance Committee. Until December 2009, Mr. Kenny was a director and member of the Audit and the Compensation committees of Odyssey Re Holdings Corp. Mr. Kenny was also a director of the Independent Order of Foresters from 1997 to 2009.

Alan J. Kreczko

Independent Director

Director Since: 2015

Committee Memberships:

   Audit,

   Finance



Simon W. Leathes

Independent Director

Director Since: 2013

Committee Memberships:

   Compensation,

   Risk Oversight,

   Executive



Qualifications:

Mr. Kreczko's lengthy service in senior legal and policy positions both in the federal government and in the insurance industry, as well as the global and governmental perspective he has gained, are valuable to the Board.

Biography:

Mr. Kreczko, age 67, became a director of AGL in August 2015. Mr. Kreczko retired from The Hartford Financial Services Group, Inc., which we refer to as The Hartford, on December 31, 2015, where he served as executive vice president and general counsel from June 2007 until June 2015. In that capacity, Mr. Kreczko oversaw the law department, government affairs, compliance and communications. Additionally he chaired The Hartford's Environment Committee. From June 2015 until December 2015, he served as Special Advisor to the CEO.

Mr. Kreczko joined The Hartford in 2003 after 27 years in public service at the United States Department of State, where he held various senior positions. As the Acting Assistant Secretary of State for Population, Refugees and Migration, he led the department's response to humanitarian crises in conflict situations, including Afghanistan, Timor, and West Africa. Before that, Mr. Kreczko served as special assistant to President Clinton and legal advisor to the National Security Council. Earlier, he participated in sensitive bilateral and multilateral negotiations as deputy general counsel to the Department of State and as legal advisor to the personal representatives for Middle East negotiations of Presidents Carter and Reagan. Mr. Kreczko is the Chair of the Boys and Girls Clubs of Hartford and serves on the board of directors of the Mark Twain House.

Qualifications:

Mr. Leathes' considerable experience in investment and risk management, as well the institutional knowledge gained through his directorship of our Company's U.K. affiliate, is valuable to the Board and its committees.

Biography:

Mr. Leathes, age 71, joined the Board of AGL in May 2013. From 2012 to 2017, Mr. Leathes was a non-executive director of HSBC Bank plc and was a member of its Risk Committee and its Audit Committee; he was also a non-executive director and member of the Audit and Risk Committees of HSBC Trinkaus & Burkhardt AG. In December 2011, he became an independent, non-executive director of our Company's U.K. insurance subsidiary, Assured Guaranty (Europe) plc. Mr. Leathes also served as an independent, non-executive director of our Company's two other U.K. insurance subsidiaries: Assured Guaranty (UK) plc and Assured Guaranty (London) plc, until November 7, 2018 when they were consolidated into Assured Guaranty (Europe) plc. From 1996 to 2017, Mr. Leathes served as a non-executive director of HSB-Engineering Insurance Ltd., a U.K. subsidiary of Munich Re, where he was the chairman of the Audit and Finance committee.

Mr. Leathes served as Vice Chairman and Managing Director of Barclays Capital, the investment banking subsidiary of Barclays plc, from January 2001 until his retirement in December 2006. In addition, he served from 2001 to 2010 as a non-executive director of Kier Group plc, a company listed on the London Stock Exchange, where he also served as chairman of the Audit Committee and a member of the Remuneration and Nominations committees. Until June 2014, Mr. Leathes served as the chairman of the trustees of the Kier Group Pension Scheme.

Michael T. O'Kane

Independent Director

Director Since: 2005

Committee Memberships:

Finance (Chair),

Audit



Yukiko Omura

Independent Director

Director Since: 2014

Committee Memberships:

Finance,

Risk Oversight



Qualifications:

Mr. O'Kane's background has given him considerable experience in investment and risk management, both of which are key aspects of our business and are important to the Board and Board committee deliberation.

Biography:

Mr. O'Kane, age 73, became a director of AGL in August 2005. From 1986 until his retirement in August 2004, Mr. O'Kane was employed at TIAA-CREF (financial products) in a number of different capacities, most recently as Senior Managing Director, Securities Division. In that capacity, he oversaw approximately $120 billion of fixed income assets and approximately $3.5 billion of private equity fund investments.

From 2006 to 2013, Mr. O'Kane served as a director of Jefferies Group, Inc., where he was a member of the Audit, Compensation and Governance committees. In March 2013, Jefferies merged into Leucadia National Corporation (which was renamed Jefferies Financial Group Inc. in May 2018), where Mr. O'Kane now serves as the lead independent director and as a member of the Compensation, the Nominating and Corporate Governance committees and chair of the Valuation Oversight committee.

Qualifications:

Ms. Omura brings more than 30 years of international professional experience in the financial sector working in major financial centers of the world. Her global experience adds considerable value to the Board.

Biography:

Ms. Omura, age 63, joined the Board of AGL in May 2014. She is a non-executive director of Nishimoto HD Co. Ltd. and a non-executive member of the Board of Directors of the Private Infrastructure Development Group, where she is chair of the Board of its subsidiary, GuarantCo. Ms. Omura is also a non-executive director of HSBC Bank Plc. Ms. Omura was a Supervisory Board Member of Amatheon Agri Holding N.V. until March 2018. She served as Undersecretary General and Vice President/COO of the International Fund for Agricultural Development (IFAD) until February 2012 and, prior to that, as Executive Vice President and CEO of the Multilateral Investment Guarantee Agency (MIGA) of the World Bank Group.

Ms. Omura began her career as a project economist with the Inter-American Development Bank, working in the infrastructure sector. She then worked in senior positions at several major investment banks in Tokyo, New York and London over the course of her career, including JP Morgan, Lehman Brothers, UBS and Dresdner Bank. At UBS and Dresdner Bank, she was Managing Director and Head of Global Markets and Debt Division, Japan.

In 2002, Ms. Omura created the HIV/AIDS Prevention Fund, a charitable company based in London.

INFORMATION ABOUT OUR COMMON SHARE OWNERSHIP

HOW MUCH STOCK IS OWNED BY DIRECTORS AND EXECUTIVE OFFICERS?

The following table sets forth information, as of March 14, 2019, the record date for our Annual General Meeting, regarding the beneficial ownership of our Common Shares by our directors and executive officers whose compensation is reported in the compensation tables that appear later in this proxy statement, which persons we refer as our named executive officers, and by the group comprising our directors, and those persons who, as of December 31, 2018, constituted our named executive officers and other executive officers. Unless otherwise indicated, the named individual has sole voting and investment power over the Common Shares under the column "Common Shares Beneficially Owned." The Common Shares listed for each director and executive officer constitute less than [1]% of our outstanding Common Shares, except that Mr. Frederico beneficially owns approximately 1.51% of our Common Shares. The Common Shares beneficially owned by all directors, named executive officers and other executive officers as a group constitute approximately 2.81% of our outstanding Common Shares.

Name of Beneficial Owner	Common Shares Beneficially Owned	Unvested Restricted Common Shares[1]	Restricted Share Units[2]	Common Shares Subject to Option[3]
Robert A. Bailenson	179,068	—	128,314	26,835
Francisco L. Borges	214,037	13,780	—	7,658
Russell B. Brewer II	161,346	—	63,951	—
G. Lawrence Buhl	51,401	4,078	—	3,153
Ling Chow	43,303	—	60,808	12,598
Dominic J. Frederico[4]	1,453,571	—	349,675	100,000
Bonnie L. Howard	25,881	4,078	—	—
Thomas W. Jones	15,528	4,078	—	—
Patrick W. Kenny	55,827	5,202	—	7,108
Alan J. Kreczko	21,917	8,296	—	—
Simon W. Leathes	13,156	4,078	—	—
Michael T. O'Kane	52,545	4,078	—	3,153
Yukiko Omura	9,732	4,078	—	—
Bruce E. Stern	138,763	—	43,558	18,202
All directors and executive officers as a group (16 individuals)	2,642,255	51,746	748,033	201,609

(1)   The reporting person has the right to vote (but not dispose of) the Common Shares listed under "Unvested Restricted Common Shares."

(2)   The Common Shares associated with restricted share units are not deliverable as of March 14, 2019 or within 60 days of March 14, 2019 and therefore cannot be voted or disposed of within such time period. As a result, these shares are not considered beneficially owned under SEC rules. We include them in the table above, however, because we view them as an integral part of share ownership by our executive officers. The restricted share units held by our executive officers vest on specified anniversaries of the date of the award, with Common Shares delivered upon vesting.

This column includes 37,907 share units allocated to Mr. Bailenson and 28,872 share units allocated to another executive officer, due to their elections to invest a portion of their AG US Group Services Inc. Supplemental Executive Retirement Plan accounts in an employer stock fund.

(3)   Represents Common Shares which the reporting person has the right to acquire as of March 14, 2019 or within 60 days of March 14, 2019 pursuant to options. The options have terms of either ten years or seven years from the date of grant.

(4)   Common shares beneficially owned by Mr. Frederico include shares owned by Mr. Frederico's spouse and daughter, and shares owned by a family trust, over which Mr. Frederico has the power to direct the voting and disposition.

WHICH SHAREHOLDERS OWN MORE THAN 5% OF OUR COMMON SHARES?

The following table shows all persons we know to be direct or indirect owners of more than 5% of our Common Shares as of the close of business on March 14, 2019, the record date for the Annual General Meeting. On March 14, 2019, 102,699,917 Common Shares were outstanding, including 67,319 unvested restricted Common Shares. Our information is based on reports filed with the SEC by each of the firms listed in the table below. You may obtain these reports from the SEC.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	10,544,550[1]	10.27%
Wellington Management Group LLP c/o Wellington Management Company LLP 280 Congress Street Boston, MA 02210	10,121,843[2]	9.86%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	7,403,059[3]	7.21%
Putnam Investments, LLC. 100 Federal Street Boston, MA 02110	6,916,506[4]	6.73%

(1) Based on a Schedule 13G filed by The Vanguard Group on March 11, 2019, reporting the amount of securities beneficially owned as of February 28, 2019. The Vanguard Group has sole voting power over 50,845 shares, shared voting power over 15,544 shares, sole dispositive power over 10,488,992 shares and shared dispositive power over 55,558 shares.

(2) Based on a Schedule 13G filed by Wellington Management Group LLP on February 12, 2019, reporting the amount of securities beneficially owned as of December 31, 2018. Wellington Management Group LLP has shared voting power over 7,521,012 shares and shared dispositive power over 10,121,843 shares.

(3) Based on a Schedule 13G filed by BlackRock, Inc. on February 4, 2019, reporting the amount of securities beneficially owned as of December 31, 2018. BlackRock, Inc. has sole voting power over 6,752,776 shares and sole dispositive power over 7,403,059 shares.

(4) Based on a Schedule 13G filed by Putnam Investments, LLC on February 14, 2019, reporting the amount of securities beneficially owned as of December 31, 2018. Putnam Investments, LLC has sole voting power over 1,001,925 shares and sole dispositive power over 6,916,506 shares.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

CD&A ROADMAP

SUMMARY

Our executive compensation program is designed to attract and retain talented and experienced business leaders who drive our corporate strategies and build long-term shareholder value.

The Compensation Committee assesses performance using pre-established measures of success that are tied to our key business strategies. This approach encourages balanced performance, measured relative to financial and non-financial goals as well as measures of shareholder value, and discourages excessive risk taking or undue leverage by avoiding too much emphasis on any one metric or on short-term results.

Changes This Year

Every year since we started asking our shareholders to vote on the matter, our say-on-pay proposal has been approved by shareholders holding a majority of the Common Shares voting. While investors holding over 98% of the Common Shares voting approved our say-on-pay proposal at our Annual General Meeting in three out of the last four years, last year 60% approved. As part of our continuing dialogue with our shareholders, after the meeting we sought to engage with our shareholders to discuss their concerns and recommendations regarding our executive compensation program.

In response to last year's say-on-pay result and based on this feedback and advice from Cook, the Compensation Committee determined to make several changes in our executive compensation program.

Changes to Short-Term Cash Incentive Compensation Program
(effective beginning with the payment determined in February 2019 for the 2018 performance year)

Change	Reason
Reduction of our CEO's individual target cash incentive multiple to 2.0x from 2.5x	The reduction in this multiple, which is a component of our short-term cash incentive formula, results in a significantly lowered short-term cash incentive opportunity for our CEO this year compared to last year, even though he achieved greater accomplishments. This year our CEO's short-term cash incentive payment was $713,000 less than last year, a reduction of more than 15%, despite our CEO receiving a higher total achievement score than last year for his very significant contributions during 2018.

The reduction in this multiple brings our CEO's short-term cash incentive opportunity as a multiple of his base salary more in line with companies in our executive compensation comparison group. |
| Negative discretion was introduced for scoring the achievement of financial performance goals that were set below prior year actual results | For the reasons described on pages 33 to 34 under "Executive Compensation Program Structure and Process—Setting Financial Performance Goals", the Compensation Committee may set a financial performance goal at a level that it views as challenging but that is nevertheless below prior year results. The Compensation Committee believes that it is appropriate for executives to be scored at 100% when they achieve their goals.

The Compensation Committee recognizes, however, that, depending on the circumstances, characterizing performance as extraordinary (with an achievement score over 100%) for results below the prior year results may not be appropriate in all circumstances. Permitting the Compensation Committee to weigh the circumstances when a result exceeds the goal but is below the prior year results, and to reduce an achievement score well above 100% to closer to 100%, or to 100%, allows the Compensation Committee to award an achievement score that recognizes all of these factors.

The Compensation Committee exercised that discretion in awarding achievement scores for 2018 performance related to the two financial performance goals where performance was above target levels but below 2017 actual results. |

Changes to Long-Term Equity Compensation Program
(effective beginning with the February 2019 grants)

Change	Reason
The portion of equity compensation dependent on performance measures was increased from 50% to 60%	The Compensation Committee believes that increasing the portion of equity compensation dependent on meeting performance targets increases the incentive of its executives to improve the performance measures targeted.
The Compensation Committee changed the basis on which it measures performance for purposes of determining whether, and how many, of our Common Shares are awarded for each performance share unit granted to an executive. Performance share units granted in 2015 through 2018 generally vested at the end of a three-year performance period if the highest 40-day average share price during the last eighteen months of the period exceeded certain price hurdles set by the Compensation Committee, with the number of shares awarded for each performance share unit depending on which hurdles were met.	Since the prices of our Common Shares may be influenced by many factors, including factors that may not be highly correlated to the long-term value of our Common Shares, the Compensation Committee believes that share price hurdles may no longer be the most appropriate performance measure for our performance share units.
• Half of the new performance share units granted in 2019, or 30% of the equity compensation, was tied to growth in Core Adjusted Book Value* per share, which we refer to as Core ABV per share, over three years, with a target of 15% growth over three years	The Compensation Committee believes that Core ABV per share is the best measure of the intrinsic value of our Common Shares, and that growth in Core ABV per share will eventually result in growth in the price of our Common Shares. The Compensation believes that this measure is so important that it has incorporated the measure into both its short-term cash incentive program and its long-term equity compensation program, so that the executives are motivated to grow Core ABV per share on both a short-term and long-term basis.
• The other half of the new performance share units granted in 2019, or 30% of the equity compensation, was tied to the performance of our total shareholder return, which we refer to as TSR, versus the TSR of the Russell Midcap Financial Services Index, which we refer to as the Index, over three years with a target of the 55th percentile of that Index; the award was capped at 100% if our TSR is negative, even if our TSR is above the 55th percentile of that Index	Since our ultimate goal is to create as much shareholder value as possible, the Compensation Committee believes that our long-term equity incentive compensation should also be based on our TSR. However, recognizing that share prices may be influenced by a number of factors, the Compensation Committee decided that a relative measure of TSR was most appropriate. Since our company is the only publicly traded financial guarantor actively writing policies, there is no obvious group of companies relative to which our performance should be compared. The Compensation Committee considered a number of alternatives for measuring our TSR relative to an appropriate benchmark. Ultimately, the Compensation Committee selected the Russell Midcap Financial Services Index as the most appropriate benchmark. See the discussion under "Executive Compensation Program Structure and Process—Components of Our Executive Compensation Program—Relative TSR PSUs" on page 36.

The Compensation Committee also decided to discontinue reimbursing its executives for the costs of financial planning in order to bring its perquisite policy more in line with that of its executive compensation comparison group.

* Core Adjusted Book Value per share, or Core ABV per share, is one of the measures used by the Compensation Committee to assess our performance and is described in greater detail on page 32. It is a non-GAAP financial measure and is labeled "core" to distinguish it from a similar non-GAAP financial measure that has not been adjusted to exclude the impact of consolidating financial guaranty variable interest entities.

2018 Achievement Highlights

For 2018, our gross written premiums were at $612 million, while our premium production, a non-GAAP financial measure we use to measure our new business production and which we refer to as PVP*, was at $663 million. Both of these measures were the highest reported in ten years. In 2018, our shareholders' equity per share, non-GAAP operating shareholder's equity* per share and non-GAAP adjusted book value* per share all reached record levels, at $63.23, $61.17 and $86.06, respectively. Our net income for the year was $521 million, or $4.68 per share, and our non-GAAP operating income* was $482 million, or $4.34 per share.

These results were driven in part by our successful pursuit of all four of our primary business strategies:

We increased new business production, with contributions from our U.S. public finance, international infrastructure and global structured finance business, as well as from our reinsurance transaction with Syncora Guarantee Inc., which we refer to as SGI.
- Gross written premiums were at $612 million in 2018, while PVP was at $663 million. Both of these measures were the highest reported in ten years.
- In the U.S. public finance market, we continued to lead the market with a 57% share of all insured new-issue par, and we began to underwrite more healthcare transactions, closing one for $500 million of par outstanding, the largest par we have insured on a single policy since 2013.
- In the non-U.S. public finance market, we generated $44 million of PVP, closing transactions in every calendar quarter, including closing our first Australian transaction since prior to the 2008 financial crisis.
- Our reinsurance transaction with SGI contributed $391 million of PVP.

We further managed our capital, primarily by returning excess capital to our shareholders through repurchases of our Common Shares and quarterly dividends.
- We returned approximately $571 million during 2018 through repurchasing Common Shares ($500 million) and distributing dividends ($71 million).
- Over the last six years, we have distributed approximately $3.1 billion to our shareholders through Common Share repurchases and dividends —*14% more than our entire market capitalization* at December 31, 2012, just before we began our Common Share repurchase program.
- In 2018, we successfully completed the combination of our European insurance subsidiaries, simplifying our capital structure, reducing our regulatory and financial reporting burden in Europe, and creating a surviving entity with significant capital.

We improved our financial results by using alternative strategies, including closing a major reinsurance transaction.
- On June 1, 2018, we closed our transaction with SGI in which we reinsured, generally on a 100% quota share basis, substantially all of SGI's insured portfolio, generating $391 million of PVP*.
- We continued our growth into the asset management area by acquiring a minority interest in the holding company of Rubicon Investment Advisors, an investment banking firm active in the global infrastructure sector.

We created value from our insured portfolio through loss mitigation and other loss recovery strategies.
- In 2018, we achieved the resolution of the insured debt of our first major Puerto Rico credit, the Puerto Rico Sales Tax Financing Corporation (COFINA). That resolution was incorporated into the COFINA plan of adjustment approved by the U.S. District Court for the District of Puerto Rico in February 2019. We believe that resolution will result in a recovery of approximately 60% on the subordinated debt that we insure.
- We continue to negotiate with representatives of the Commonwealth of Puerto Rico with respect to other Puerto Rico credits, while continuing to assert our rights though litigation until the Commonwealth and its advisors respond with solutions that recognize creditors' rights, the requirements of the federal Puerto Rico Oversight, Management, and Economic Stability Act (PROMESA), and constitutional requirements of the U.S. and Puerto Rico.

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 * Non-GAAP operating shareholder's equity, non-GAAP adjusted book value, non-GAAP operating income and PVP are non-GAAP financial measures. An explanation of these measures, which are considered when setting executive compensation, and a reconciliation to the most comparable GAAP measures, may be found on pages 92 to 97 of our Annual Report on Form 10-K for the year ended December 31, 2018.

We achieved these results despite a persistently challenging business environment.

- Over the last several years, municipal bond yields have been at historically low levels and credit spreads have been tight, making our product less attractive to issuers. Interest rates remained low in 2018 by historical standards, although modestly higher than in the previous year, and credit spreads were virtually unchanged.

- New Issuance in the U.S. public finance market declined sharply in response to tax law changes, particularly restrictions on advance refundings.

- We continued to face competition in an already tight market from a second financial guaranty insurer that focuses on a smaller portion of the market than we do and provides price competition in those markets where we overlap.

The achievements described in this section were important considerations in determining the compensation of our named executive officers for the 2018 performance year.

Our Total Shareholder Return

While the aftermath of the landfall of Hurricane Maria in the Commonwealth of Puerto Rico negatively impacted our year-end 2017 cumulative TSR, our cumulative TSR recovered in 2018.

The table and chart below depict the cumulative TSR in dollars on our Common Shares from December 31, 2013 through December 31, 2018, relative to the cumulative TSR of the Russell Midcap Financial Services Index, Standard & Poor's 500 Stock Index and Standard & Poor's 500 Financials Index over the same period. The table and chart depict the value on December 31 of each year from 2013 through 2018 of a $100 investment made on December 31, 2013, with all dividends reinvested:



Cumulative Total Shareholder Return

Cumulative TSR from 12/31/13	Assured Guaranty	Russell MC Financial Index	S&P 500 Index	S&P 500 Financial Index
12/31/2013	100.00	100.00	100.00	100.00
12/31/2014	112.19	114.64	113.68	115.18
12/31/2015	116.12	117.34	115.24	113.38
12/31/2016	169.07	135.11	129.02	139.17
12/31/2017	153.79	157.56	157.17	169.98
12/31/2018	176.79	141.74	150.27	147.82

Calculated from total returns published by Bloomberg.

As shown below, our cumulative TSR also exceeded the average cumulative TSR of our executive compensation comparison group over the last one, three and five years. Our executive compensation comparison group is described on page 47 under "Executive Compensation Comparison Group."

Total Shareholder Return Comparison

Period Ending 12/31/18	Comparison Group Average TSR	Assured Guaranty TSR
1 Year	(5.94)%	14.96%
3 Years	30.51%	52.24%
5 Years	54.42%	76.79%

Calculated from total returns published by Bloomberg.

2018 Results Against Financial Performance Measure Targets

We exceeded all of the 2018 financial performance goals set by the Compensation Committee, in some instances by large amounts. The table below summarizes our 2018 results against the 2018 targets for the financial performance measures. The financial performance goals are explained in more detail under "Executive Compensation Program Structure and Process—Components of Our Executive Compensation Program—Cash Incentive Compensation" on pages 31 to 32 below.

FINANCIAL PERFORMANCE GOALS	2018 TARGETS	2018 RESULTS	BELOW TARGET	ABOVE TARGET
PVP	$310 million	$663 million		
Core Operating Income per Diluted Share	$2.97	$4.37		
Core Operating Shareholders' Equity per Share	$60.19	$61.14		
Core Operating Return on Equity	5.3%	7.6%		
Core Adjusted Book Value per Share	$83.47	$86.21		



Snapshot of Our CEO's 2018 Compensation

For 2018, approximately 89% of Mr. Frederico's compensation constituted incentive compensation: 35% was in the form of a performance-based cash incentive that was awarded based on measuring performance against financial performance goals and non-financial objectives set at the beginning of the year, and 54% was in the form of a long-term equity-based incentive, with 60% of that equity award dependent on performance relative to our pre-established objectives. The allocation between fixed and incentive compensation for the 2018 performance year was consistent with the 2017 performance year, but the allocation between the short-term cash and long-term equity portions of the incentive compensation was adjusted, with the long-term equity component of the incentive compensation rising to 61% from 56% of the incentive compensation, and the short-term cash component correspondingly decreasing to 39% from 44%.

Mr. Frederico received a compensation package for the 2018 performance year 4.0% lower than he received for the 2017 performance year.

- Most of the change is attributable to the Compensation Committee's decrease of Mr. Frederico's Individual Cash Incentive Target Multiple to 2.0x from 2.5x in response to last year's say-on-pay result and based on shareholder feedback and advice from Cook. Primarily as a result of that decrease in multiple, Mr. Frederico's cash incentive was reduced by more than 15%. This was the result notwithstanding the fact that the Compensation Committee awarded Mr. Frederico a total achievement score of 152.5% in recognition of his extraordinary contributions in 2018, an increase from his total achievement score of 144.8% for 2017.

- In recognition of Mr. Frederico's 2018 accomplishments and in order to incentivize him over the long term, the Compensation Committee granted Mr. Frederico long-term equity compensation with a nominal value of $6,000,000, an increase of 4.3% from his grant for the 2017 performance year.

Mr. Frederico's compensation package for 2018 and 2017 were composed of the following:



TOTAL DIRECT 2018 CEO COMPENSATION
$11,062,000

2018

Incentive Compensation

- **$1,250,000 (11.3%)** Fixed Compensation-Base Salary
- **$2,400,000 (21.7%)** Time-Based Equity[1]
- **$3,600,000 (32.5%)** Performance-Based Equity[1]
- **$3,812,000 (34.5%)** Performance-Based Cash Incentive

TOTAL DIRECT 2017 CEO COMPENSATION
$11,525,000

2017

Incentive Compensation

- **$1,250,000 (10.8%)** Fixed Compensation-Base Salary
- **$2,875,000 (24.9%)** Time-Based Equity[1]
- **$2,875,000 (24.9%)** Performance-Based Equity[1]
- **$4,525,000 (39.4%)** Performance-Based Cash Incentive

[1] Represents the Compensation Committee's target nominal value.

	2018 Performance Year Compensation	2017 Performance Year Compensation	Change from 2017 to 2018
Fixed Compensation—Base Salary[1]	$1,250,000	$1,250,000	—%
Incentive Compensation			
Cash Incentive Compensation	$3,812,000	$4,525,000	(15.8)%
Long-Term Performance-Based Equity	$3,600,000[2]	$2,875,000[2]	25.2%
Long-Term Time-Based Equity	$2,400,000[2]	$2,875,000[2]	(16.5)%
Total Direct Compensation	$11,062,000	$11,525,000	(4.0)%

(1) Mr. Frederico's base salary for each of the 2018 and 2017 performance years was established at the beginning of such performance year, in February. Accordingly, Mr. Frederico's 2018 base salary was established in February 2018 based on Mr. Frederico's accomplishments in the 2017 performance year.

(2) Represents the Compensation Committee's target nominal value for the relevant performance year. The number of units granted is calculated by dividing such value by the average closing price on the NYSE of a Common Share over the 40 consecutive trading days ending on the date of grant.

The compensation package presented in the table above is different from the SEC-required disclosure in the Summary Compensation Table on page 53 and is not a substitute for the information in that table. Rather, it is intended to show how the Compensation Committee linked Mr. Frederico's compensation and its components to our performance results and his achievements for the prior year.

EXECUTIVE COMPENSATION PROGRAM STRUCTURE AND PROCESS

Overview of Philosophy and Design

Our executive compensation program is designed to recognize and reward outstanding achievement and to attract, retain and motivate the talented individuals needed to lead and grow our Company's business. We maintain an ongoing dialog with our shareholders and incorporate their feedback into our program so that the program is aligned with their interests.

The guiding principles of our program are:

Pay for Performance	**Accountability**	**Alignment**	**Retention**
by providing an incentive for exceptional performance and the possibility of reduced compensation if executives are unable to successfully execute our strategies	for short- and long-term performance	with shareholder interests	of highly qualified executives with financial guaranty experience

We Align Pay With Performance

Our program rewards performance by having more variable and performance-based compensation at the most senior levels. We use a mix of variable at-risk compensation with different time horizons and payout forms to provide an incentive for both annual and long-term sustained performance, in order to maximize shareholder value in a manner consistent with our Company's risk parameters. The Compensation Committee assesses the performance of our executive officers from both a financial and a non-financial perspective, using pre-established goals.

Our executive officers are eligible to receive a cash incentive, which is performance-based. They may also receive a long-term equity incentive, a portion of which is performance-based and cliff vests at the end of a three-year performance period if we meet certain performance targets, and a portion of which is time-based and cliff vests at the end of a three-year period. The long-term equity incentive is structured to encourage retention and a long-range mindset. In response to the result of our say-on-pay vote and based on shareholder feedback and advice from Cook, we made changes to our long-term equity incentive program beginning with the awards granted in February 2019 for the 2018 performance year.

Executive Compensation Is Closely Tied To Long-Term Performance

The compensation program is structured with upside potential for superior executive achievements, but also the possibility of reduced compensation if executives are unable to successfully execute our Company's strategies. By increasing management's motivation to enhance shareholder value over the long term, our compensation program aligns executive officer incentives and shareholder interests.

For the 2018 performance year, the compensation package for the executive officers contains three principal elements.

Principal Elements of Executive Compensation Package	Purpose
Base Salary	Based on responsibilities, skill set and experience, and market measures
Cash Incentive Compensation	Cash reward for performance against annual financial performance goals and progress against strategic non-financial objectives that we expect to drive our growth over the moderate to long term
Long-Term Equity Incentives	60% in performance share units, which we refer to as PSUs, that can be earned over a 3-year performance period based on performance targets, with half of the PSUs (or 30% of the long-term equity incentive) being based on growth in our Core Adjusted Book Value per share, and half of the PSUs (or 30% of the long-term equity incentive) being based on our TSR, relative to the 55th percentile of the Russell Midcap Financial Services Index
	40% in restricted stock units, which we refer to as RSUs, that cliff vest at the end of a 3-year period

Shareholder Outreach on Our Executive Compensation Program

For the past several years, we have actively engaged with our shareholders in order to obtain their feedback on our executive compensation program. While investors holding over 98% of the Common Shares voting approved our say-on-pay proposal at our Annual General Meeting in three out of the last four years, after negative recommendations from the two leading proxy advisory firms last year, 60% approved.

As part of our continuing dialogue with our shareholders, we contacted shareholders at the end of 2017 and, after the negative recommendations from the proxy advisory firms, engaged with shareholders in the spring of 2018 before the vote on the say-on-pay proposal at our Annual General Meeting. We sought to understand our shareholders' viewpoints and to gather input on our executive compensation program; we also discussed the structure and design of the program and the targets within that program.

In addition, following the say-on-pay vote, we again sought to engage with our shareholders. We contacted holders of an aggregate of over 77% of our Common Shares (which comprised every shareholder holding more than 0.16% of our outstanding shares) with respect to the changes we proposed to make to the executive compensation program in response to the recommendations from the two leading proxy advisory firms and the say-on-pay result and based on advice from Cook. The holders of approximately 26% of our Common Shares provided us with specific feedback on aspects of our executive compensation program, while the holders of another approximately 11% of our Common Shares specifically responded that they did not need to speak with us because they were comfortable with the proposed changes to the executive compensation program. While we sought dialogue with shareholders who had voted against our say-on-pay proposal, only one such shareholder responded, and that shareholder indicated that they typically follow the recommendation of one of the proxy advisory firms. Although most of the shareholders who provided us with feedback after the vote on the say-on-pay proposal were generally supportive of our previous executive compensation program and had supported our say-on-pay proposal last year, they did provide us with feedback on how to further improve our executive compensation program in response to the say-on-pay result. We believe that most of our shareholders who voted against our say-on-pay proposal and did not respond to our invitation to share their concerns and recommendations typically follow the recommendation of one of the leading proxy advisory firms. In fact, we believe that nearly 40% of the 40% of our shareholders we contacted who did not respond are passive investors that generally do not engage with issuers.

Changes This Year

In response to our say-on-pay result and based in part on the shareholder feedback just described along with advice from Cook, our Compensation Committee determined to make several changes in our executive compensation program:

Changes in Our Executive Compensation Program

Cash Incentive Compensation (effective beginning with payment determined in February 2019 for the 2018 performance year)

- The CEO's target individual target cash incentive multiple was reduced from 2.5x to 2.0x
- Negative discretion was introduced for scoring the achievement of financial performance goals that were set below prior year actual results; the Compensation Committee exercised that negative discretion for 2018 performance related to the two financial performance goals where performance was above 2018 goals but below 2017 actual results

Equity Compensation (effective beginning with the February 2019 awards)

- The portion of equity compensation dependent on performance measures was increased from 50% to 60%
- Half of this amount, or 30% of equity compensation, was tied to growth in Core ABV per share, over three years, with a target of 15% growth over three years
- The other half of this amount, or 30% of the equity compensation, was tied to the performance of our TSR relative to the Russell Midcap Financial Services Index over three years with a target of the 55th percentile of that Index and a cap of 100% on the award if our TSR is negative, even if above the the 55th percentile of that Index

Perquisites (effective beginning in 2019)

- We no longer reimburse our executives for the costs of financial planning

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The Decision-Making Process

The Compensation Committee, composed solely of independent directors, is responsible for all decisions about our executive officer compensation. The Compensation Committee works closely with Cook, the Chairman of the Board and management to examine pay and performance matters throughout the year, and consults with the Board prior to making final compensation decisions.

The Compensation Committee conducts in-depth reviews of performance and then applies judgment to make compensation decisions. The Compensation Committee believes its process, described below, is an effective way to assess the quality of performance, risk management and leadership demonstrated by Mr. Frederico and the senior management team.

- In August and November, the Compensation Committee reviews our corporate performance for the year to date, as well as progress of each executive officer against individual performance goals. The chairman of the Compensation Committee seeks feedback from our shareholders on our executive compensation program.
- In November, the Compensation Committee reviews and approves the metrics and goals in our performance framework and reviews certain of the executive officer performance goals for the upcoming year, and begins to formulate its compensation decisions with respect to current year performance.
- In February, the Compensation Committee meets twice. It first meets in early February to receive and review our final results and evaluate executive performance for the previous calendar year, which we refer to as the performance year, against that performance year's goals. The Compensation Committee formulates its preliminary compensation decisions with respect to that year's executive performance, along with the executive officer performance goals for the coming year. Later in February, the Compensation Committee discusses its preliminary compensation decisions for the previous year and the executive officer performance goals for the coming year with other Board members, and then makes its final decisions with respect to those matters. The CEO is not present when the Compensation Committee meets to evaluate his performance and determine his compensation.

In making its compensation decisions, the Compensation Committee follows a five-step approach:

Step 1:
Establishment of financial performance goals and non-financial objectives.

At or prior to the beginning of each performance year, the Compensation Committee discusses the Company's business plan at length and establishes corporate financial goals for the upcoming performance year. The Compensation Committee also discusses the strategic direction of the Company and establishes non-financial objectives it expects to drive our growth over the moderate to long term.

Step 2:
Assess Company Performance.

The Compensation Committee reviews the corporate financial performance goals for the performance year and discusses the full-year financial and strategic performance at length, seeking to understand what was accomplished relative to established objectives, how it was accomplished, and the quality of the financial results.

Step 3:
Review each executive's individual performance and contributions.

The Compensation Committee reviews the individual performance objectives for our CEO and the other executive officers, and assesses each person's performance and contributions. For the executive officers other than our CEO, the Compensation Committee considers individual performance assessments and compensation recommendations from our CEO, as well as succession planning and retention issues in this unique segment of the insurance industry.

Step 4:
Analyze trends among comparison companies.

The Compensation Committee considers market pay levels and trends based on information Cook provides about comparison companies.

Step 5:
Seek input from the independent consultant concerning CEO pay.

The Compensation Committee considers Cook's analysis of the compensation paid to executive officers in our executive compensation comparison group when evaluating the compensation of our executive officers. The role of Cook is described in more detail under "Compensation Governance—the Role of the Independent Consultants" below.

Components of Our Executive Compensation Program

For the 2018 performance year, the compensation package for the executive officers consists of three principal elements: base salary, cash incentive compensation and long-term equity incentives. Our practice is to review the components of our executive officer compensation separately and monitor the total of the various components. We consider each component and the total against our compensation objectives described in "Overview of Philosophy and Design." Decisions related to one compensation component (e.g., cash incentive compensation) generally do not materially affect decisions regarding any other component (e.g., long-term equity incentives) because the objectives of each element differ. Positions at higher levels generally have a greater emphasis on variable pay elements, although no specific formula, schedule or structure is currently applied in establishing the percentage of total compensation delivered through any compensation element.

Base Salary

The Compensation Committee establishes each executive officer's base salary in consultation with Cook. We believe base salary is necessary to attract and retain key executives by providing appropriate compensation that is based on position, experience, scope of responsibility and performance. Base salary provides liquidity to our executive officers and balances the levels of guaranteed pay with at-risk pay to properly manage our compensation-related risk. The amount is based on the executive officer's responsibilities, skills and experience, as well as market measures. The level of an executive officer's base salary reflects the Compensation Committee's view of the contribution that executive officer has consistently made to our Company's success over several years, the continuing importance of that executive officer to our Company's future, and the difficulty and expense of replacing the executive officer with one of a similar caliber. The Compensation Committee does not guarantee salary adjustments on an annual basis; in fact, our CEO's base salary was last adjusted in February 2017 and, before that, in February 2015. Base salary is set toward the beginning of the year and is paid to the executive officers for ongoing performance throughout the year. For the 2018 performance year, the Compensation Committee established the base salary in February 2018.

Cash Incentive Compensation

Unlike base salary, which is set at the beginning of the year in which it is paid, cash incentive compensation is determined after the end of the performance year to which such compensation relates. For the 2018 performance year, the Compensation Committee determined the amount of the cash incentive compensation in February 2019.

The Compensation Committee uses a formula to award cash incentive compensation in order to enhance the transparency of our process. The amount of cash incentive compensation is determined based on the extent to which the executives achieve certain pre-established performance targets, 67% is tied to the achievement of financial performance goals and 33% is tied to the achievement of non-financial objectives. The Compensation Committee considers the five financial performance goals to be important in assessing our Company and our executive officers' performance; each goal has a weighting of 13.4% (for a total of 67%) and constitutes a non-GAAP financial measure that is described on pages 47 to 48 under "Non-GAAP Financial Measures." Similar to the financial performance goals, the non-financial objectives also relate to matters that are important to our business. The Compensation Committee believes the qualitative objectives are necessary to fully evaluate the annual achievements that benefit our shareholders, and it does not individually weight the non-financial objectives because it believes it is more appropriate to evaluate the level of achievement of all of the objectives in their totality.

We provide a diagram of our formula for awarding our annual cash incentive compensation below:



Annual Cash Incentive Payment Formula Overview
Core Oper. Return on Equity[1]
Core Oper. Income per Share[1]
PVP[1]
Financial Goal Achievement Score[1]
Core Oper. Shareholder's Equity per Share[1]
Core Adj. Book Value per Share[1]
67%
33%
Non-Financial Objectives Achievement Score[1]
Annual Achievement Score[1]
X
Target Cash Incentive Amount[2]
=
Annual Cash Incentive Payment
[1] All unweighted scores expressed as a percent from 0% to 200%.
[2] Target cash amount equals base salary times the target multiple, 2x in the case of the CEO.

The financial performance goals for 2018 for all the executive officers including Mr. Frederico, our CEO, are set out below. The non-financial objectives for Mr. Frederico are set out on pages 40 to 41 under "CEO Performance Review—Cash Incentive—Mr. Frederico's Non-Financial Objectives", while the non-financial objectives for the executive officers other than Mr. Frederico are discussed on pages 43 to 44 under "Compensation Decisions of Other Executive Officers." For the 2018 performance year, the financial performance goals and the non-financial objectives for the named executive officers were established in February 2018 and the Compensation Committee determined the extent to which they had been satisfied in February 2019.

The financial performance goals that the Compensation Committee uses to assess our Company's performance are described in greater detail below. The financial goals are based on non-GAAP financial measures and four are labeled "core" to distinguish them from similar non-GAAP financial measures that have not been adjusted to exclude the impact of consolidating variable interest entities,

which we refer to as FG VIEs. The four "core" measures have been adjusted to exclude the impact of consolidating FG VIEs. We include on pages 50 to 51 under "Non-GAAP Financial Measures" a description of the adjustments we make to the most comparable GAAP financial measures to arrive at these measures.

PVP	represents our estimated gross future revenue stream from new business production. Specifically, PVP enables us to evaluate the value of our new business production during the year by taking into account the value of upfront and estimated future installment premiums, using a consistent discount rate, on all new contracts underwritten in a reporting period.
Core operating income per diluted share	enables us to evaluate the amount of income we are generating in our business without certain items, primarily non-economic fluctuations and movements in fair value, foreign exchange movements related to long dated receivables and payables, and other adjustments, as well as removing the impact of consolidating FG VIEs.
Core operating shareholders' equity per share	presents our equity excluding non-economic fair value adjustments as well as the impact of consolidating FG VIEs. Core operating shareholders' equity per share is the basis of the calculation of core adjusted book value, which we refer to as Core ABV, per share, as described below.
Core operating ROE	represents core operating income for a specified period divided by the average of core operating shareholders' equity at the beginning and the end of that period. This measure enables us to evaluate our return on the capital invested in our company.
Core ABV per share	reflects our core operating shareholders' equity, plus unearned premiums in excess of expected losses, plus revenues from contracts other than financial guaranty insurance contracts (such as non-financial guaranty insurance contracts and credit derivatives), less deferred acquisition costs. This measure enables us to measure our intrinsic value, excluding our franchise value.

The Compensation Committee assigns each executive an Individual Target Cash Incentive Amount, which is calculated as a multiple, which we refer to as the Individual Target Cash Incentive Multiple, of the executive officer's base salary. The amounts of the base salary and Individual Target Cash Incentive Multiples are set based on the executive officer's position and level of responsibility, historic pay level, importance to the future strategic direction of our Company and Cook's advice about the compensation practices of companies in our comparison group.

All of the Individual Target Cash Incentive Multiples assigned by the Compensation Committee for the 2018 performance year were the same as it had assigned the previous year, except that the Compensation Committee reduced Mr. Frederico's multiple from 2.5x to 2.0x in response to last year's say-on-pay result and based on shareholder feedback and advice from Cook, despite Mr. Frederico's extraordinary 2018 contributions. The Compensation Committee assigned the named executive officers the following Individual Target Cash Incentive Multiples for the 2018 performance year:

Executive Officer	2018 Individual Target Cash Incentive Multiple (of Base Salary)
Dominic Frederico, Chief Executive Officer	2.00x*
Robert A. Bailenson, Chief Financial Officer	2.00x
Russell B. Brewer, II, Chief Surveillance Officer	2.00x
Ling Chow, General Counsel and Secretary	2.00x
Bruce E. Stern, Executive Officer	2.00x

 * Reduced from 2.50x in response to last year's say-on-pay result and based on shareholder feedback and advice from Cook.

Then, for each executive officer, the Compensation Committee calculates and aggregates the weighted achievement scores for the financial performance goals and the individual non-financial objectives. When assessing the level of achievement and assigning scores for the year, the Compensation Committee takes into account the difficulty of achieving particular goals or objectives. The Compensation Committee has discretion to assign achievement scores of up to 200% for outstanding performance and achievement scores of down to 0% for performance below target, based on its view of the level of achievement attained for each financial performance goal and each individual non-financial objective.

Beginning with the awards for the 2018 performance year and in response to last year's say-on-pay result and based on shareholder feedback and advice from Cook, the Compensation Committee may exercise negative discretion where the financial performance goal result, while above the target established by the Compensation Committee, is less than the prior year result. For the 2018 performance year, the Compensation Committee exercised this negative discretion with respect to both financial performance goals where the 2018 results were above 2018 targets but below 2017 actual results.

Setting Financial Performance Goals

The Compensation Committee selected the five financial performance goal measurements in 2015 when, in consultation with Cook, it redesigned our process and formula for determining the amount of short-term cash incentive to award to our executives. At the time, the Compensation Committee considered the measures of value creation used by our then executive compensation comparison group and also the unique earnings model of the financial guaranty industry. The Compensation Committee reconsiders each year whether these measures are the appropriate ones to use in light of our Company's business. The Compensation Committee believes our progress measured against these goals will, in the end, result in optimal total shareholder return.

Each year the Compensation Committee sets our five financial performance goals at levels it views as challenging based on the projected operating results in our annual business plan. The goals and our business plan acknowledge the unique long-term nature of our financial guaranty insurance business and that the required accounting treatment and operations of a financial guaranty insurer are distinct from other insurance product lines.

PVP. Our annual business plan for 2018 challenged our executives to originate more financial guaranty business in 2018 than we originated in 2017. Our most direct measurement of new business origination is PVP, and we set our 2018 PVP performance goal more than 7% higher than our 2017 actual PVP, despite our expectation that the 2017 Tax Cut and Jobs Act would reduce the volume of new issue public finance bonds (which it did) and the expectation that interest rates and credit spreads were likely to remain low (which they did). Given this expectation of a challenging business environment, the Compensation Committee viewed the increased PVP goal as challenging.

Core Operating Income per Diluted Share and Core Operating Return on Equity. The financial performance goals the Compensation Committee set for core operating income per diluted share and core operating return on equity, based on the same annual business plan that challenged us to originate more business in 2018 than in 2017 despite the challenging business environment, were set lower than the actual results for these measures in 2017. Why would the Compensation Committee set these financial performance goals at levels that were below our prior year actual results, and still view those goals as challenging?

The answer to that question follows from the unique earnings model of the financial guaranty insurance industry. When a financial guarantor writes a new financial guaranty policy, it does not earn the full amount of the premium immediately; rather, it earns the premium for the policy over the term of the policy, often as long as twenty or thirty years. In 2018, for example, only approximately 3% of the premiums we earned in 2018 related to new financial guaranty policies (excluding the SGI transaction) we wrote in 2018. The premiums a financial guarantor earns in a year are primarily related to business it wrote some time ago, in our case over decades, rather than its originations in that year. Because the volume and pricing of new business written in a year has only a small impact on premium earnings for that year, most of our net income from our core financial guaranty business may be reliably forecasted based on projections with respect to the very significant unearned premium that we earn as our insured portfolio amortizes, the income we earn on our sizable investment portfolio, and our operating expenses, all of which are reasonably predictable.

Despite the predictability of the contribution of our primary financial guaranty business to our core operating income per diluted share and core operating return on equity, we consider the financial performance goals we set for these measures to be challenging due to potential uncertainties in the broader market and environment. Those uncertainties include unexpected changes to investment rates, level of refunding activity and unexpected loss development. In addition, variability of our share price and availability of funds for share repurchases may add to the challenges of reaching these goals.

Our earnings in a particular year may also be impacted by, among other things, strategic activities such as acquisitions, reinsurance transactions, loss mitigation activities and share repurchases, some of which activities may not be available to be repeated in the future. For example, our 2017 commutations of previously ceded insured portfolios and our 2017 acquisition of the European operating subsidiary of MBIA Insurance Corporation, which we refer to as MBIA UK, contributed $2.59 to our $5.31 core operating income per diluted share in 2017 and 4.8 percentage points to our 10.1% core operating return on equity in 2017.

When the Compensation Committee sets the financial performance goals for a year, it typically does not consider significant contributions from potential or theoretical strategic activities that have not been finalized or share repurchases the funding of which require regulatory approvals that have not yet been obtained, when the conditions for success are highly contingent and outside of the executive officers' control, although it will consider such contributions in setting financial performance goals when it deems success more likely. Given the outsize positive impact on our Company of the successful achievement of at least some such endeavors, the Compensation Committee believes it is appropriate for its executive officers to be encouraged to pursue success in these areas by the cash incentive formula. Our string of successful transactions with legacy insurance companies and our success in our capital management program since 2013 attest to the effectiveness of the incentives this approach provides. Consistent with that approach, when the Compensation Committee set the financial performance goals for core operating income per diluted share

and core operating return on equity for 2018, it did not assume that in 2018 there would be sizable reinsurance reassumptions or a transaction similar to the MBIA UK acquisition. This resulted in the 2018 goals being below the 2017 actual results for these two measures.

Core Operating Shareholders' Equity Per Share and Core Adjusted Book Value Per Share. The Compensation Committee also wants to encourage our executives to build intrinsic value in our Company over time for our shareholders, so the Compensation Committee sets targets for core operating shareholder's equity per share and core adjusted book value per share. The Compensation Committee believes these measures best capture the long-term value we are building for our shareholders and that growth in these measures will eventually result in growth in the price of our Common Shares. The Compensation Committee believes that core adjusted book value per share, in particular, is such an important measure of the intrinsic value we are building for our shareholders that the Compensation Committee has made this measure a component of both our short-term and long-term incentive programs. The Compensation Committee believes that this will motivate our executives to focus on growth in this measure in both the short and long term, and that eventually growth in the price of our Common Shares will follow.

Calculating Cash Incentive Compensation

Based on an executive officer's weighted achievement scores for the financial performance goals and the individual non-financial objectives, the individual payouts of the cash incentive for 2018 were calculated as follows:



Annual Individual Target Cash Incentive Amount	X	Annual Achievement Score (a percentage from 0% to 200%)	=	Annual Cash Incentive Payout

(2018 Base Salary X 2018 Individual Target Cash Incentive Multiple) X (2018 Financial Goal Achievement Score (weighted 67%) + 2018 Individual Non-Financial Objective Achievement Score (weighted 33%)) = 2018 Cash Incentive Payout

The basic formula for determining cash incentive compensation has remained the same since the Compensation Committee developed the approach to calculating such amount, together with Cook, at the beginning of 2015. Our Company's share price performance and performance on other key financial measures has improved greatly since the approach was developed at the beginning of 2015. At year end 2014, the price of our Common Shares closed at $25.99, compared to $38.28 at year end 2018. Our performance in respect of four out of five of the financial performance goals most important to our Company has also improved, as reflected in the table below.

FINANCIAL PERFORMANCE GOALS	2014 Results	2018 Results
PVP	$168 million	$663 million
Core Operating Income per Diluted Share	$2.83	$4.37
Core Operating Shareholders' Equity per Share	$37.48	$61.14
Core Operating Return on Equity	8.1%	7.6%
Core Adjusted Book Value per Share	$53.66	$86.21

The progress we have made on these fronts is the result of the leadership of Mr. Frederico and the efforts of his management team. As a result, the Compensation Committee has maintained the approach and the formulas put in place for the cash incentive compensation for Mr. Frederico and the other named executive officers in 2015, except for the changes introduced this year in response to the say-on-pay result, based on shareholder feedback and advice from Cook.

Long-Term Equity Incentives

In addition to the cash incentive compensation, the Compensation Committee awards long-term incentive compensation in the form of our Common Shares.

Like cash incentive compensation, equity incentive compensation is awarded after the end of the performance year to which such compensation relates. For the 2018 performance year, the Compensation Committee determined the amount of equity incentive compensation in February 2019.

A portion of the nominal value of the award is in the form of performance share units (which we refer to as PSUs) that may be earned over a 3-year performance period based on performance targets, and are paid at the end of the 3-year performance period if particular performance targets are achieved, and the other portion is in the form of RSUs that cliff vest at the end of a 3-year period. Details about the individual awards are set out in "CEO Performance Review" and "Other Named Executive Officer Compensation Decisions."

For the 2019 grant with respect to the 2018 performance year, and in response to the say-on-pay result and based on shareholder feedback and advice from Cook, the Compensation Committee changed its long-term equity incentive program by increasing the proportion of long-term equity comprising PSUs and by changing the performance measures upon which the PSUs are based:



Performance Share Units. Each performance share unit, or PSU, represents a contingent right to receive up to a certain number of our Common Shares as described under "Incentive Plans—Assured Guaranty Ltd. 2004 Long-Term Incentive Plan" on page 61. The Compensation Committee awards PSUs with the intent of aligning executive pay with our Company's performance.

Prior to the grants made in February 2019 for the 2018 performance year, the number of our Common Shares executive officers could earn for each PSU was based on the price of our Common Shares over a 3-year performance period in relation to price hurdles established by the Compensation Committee at the time of grant. Since the prices of our Common Shares may be influenced by many factors, including factors that may not be highly correlated to the long-term value of our Common Shares, the Compensation Committee believes that share price hurdles may no longer be the most appropriate performance measure for our performance share units. Based on shareholder feedback and advice from Cook, the Compensation Committee chose to establish two new types of replacement PSUs for the February 2019 grant:

- PSUs tied to growth in our core adjusted book value per share over a three-year period, which we refer to as ABV PSUs; and

- PSUs tied to our TSR over a three-year period relative to the TSR of the 55th percentile of the Russell Midcap Financial Services Index, which we refer to as Relative TSR PSUs.

ABV PSUs

The Compensation Committee believes that Core ABV per share is the best measure of the intrinsic value of our Common Shares, and that growth in Core ABV per share will eventually result in growth in the price of our Common Shares. The Compensation believes that this measure is so important that it has incorporated the measure into both its short-term cash incentive program and its long-term equity compensation program, so that the executives are motivated to grow Core ABV per share on both a short-term and long-term basis.

Each ABV PSU represents the right to receive up to two of our Common Shares at the end of a three-year performance period, which runs from January 1 of the year of the grant to December 31 three years later, depending on the growth in Core ABV per share over the three-year performance period.

- The target growth rate is an aggregate of 15% over that three-year period, for which the executive officer earns one Common Share for each ABV PSU.

- At 80% of the target growth (or 12%), which we refer to as the threshold, the executive officer earns one-half share for each ABV PSU; for growth rates below that amount, the executive officer earns no Common Shares.

- At 120% of the target growth (or 18%) or above, which we refer to as the maximum, the executive officer earns two of our Common Shares for each ABV PSU.

For Core ABV per share growth rates between the threshold and the target and between the target and the maximum, the amount of our Common Shares earned for each ABV PSU is based on straight-line interpolation.

The Compensation Committee set the ABV PSU target growth rate based on the projected operating results in our annual business plan and after consulting with Cook. In setting the ABV PSU target, the Compensation Committee did not consider significant potential or theoretical strategic activities that had not been finalized or share repurchases the funding of which require regulatory approvals that have not yet been obtained, because the conditions for success are highly contingent and outside of the executive officers' control. Given the outsize positive impact on our Company of the successful achievement of at least some such endeavors, the Compensation Committee believes it is appropriate for its executive officers to be encouraged to pursue success in these areas through the ABV PSUs.

Relative TSR PSUs

Since our ultimate goal is to create as much shareholder value as possible, the Compensation Committee believes that our long-term equity incentive compensation should also be based on our TSR. However, recognizing that share prices may be influenced by a number of factors, the Compensation Committee decided that a relative measure of TSR was most appropriate.

Each Relative TSR PSU represents the right to receive up to 2.5 (for extraordinary performance at the 95th percentile) of our Common Shares at the end of a three-year performance period, which runs from January 1 of the grant year to December 31 three years later, depending on the performance of our TSR over that three-year period relative to the TSR of the Russell Midcap Financial Services Index, which we refer to as the Index.

- The target Company TSR for that period is the 55th percentile of the Index, for which the executive officer earns one Common Share for each Relative TSR PSU.

- At the 25th percentile of the Index, which we refer to as the threshold, the executive officer earns one-half share for each Relative TSR PSU; for Company TSRs below that level, the executive officer earns no Common Shares.

- A Company TSR at the 95th percentile of the Index, which we refer to as the maximum, or above earns the executive officer 2.5 of our Common Shares for each Relative TSR PSU.

For Company TSRs between the threshold and the target and between the target and the maximum, the amount of our Common Shares earned for each Relative TSR PSU is based on straight-line interpolation.

The Compensation Committee adopted the following additional restrictions on the Relative TSR PSUs:

- The number of Common Shares that can be earned is capped at one share per Relative TSR PSU if the Company TSR is negative, even if above the 55th percentile.

- Common Shares earned pursuant to the Relative TSR PSUs remain restricted until one year after they vest.

The Compensation Committee sought advice from Cook in selecting an index for a target TSR and in establishing the target, threshold and maximum TSR levels and the number of our Common Shares awarded for each Relative TSR PSU.

The Compensation Committee considered establishing a peer group of companies against which to measure our Company's TSR, but only one other financial guarantor continues to write new business, and that company is not publicly traded. Consequently, the Compensation Committee explored whether a peer group of companies other than financial guaranty companies would provide an appropriate benchmark for our TSR.

The Compensation Committee considered establishing a peer group of property and casualty insurance companies, an industry in which we are sometimes grouped by analysts, but determined that factors impacting the performance of property and casualty insurance companies are unlikely to impact our business in the same way. The Compensation Committee believes that, as a result of the unique long-term nature of our financial guaranty insurance business and the fact that the required accounting treatment and operations of a financial guaranty insurer are distinct from property and casualty and other insurance product lines, measurement of our TSR relative to a group of similarly-sized property and casualty insurance companies would be inappropriate. The Compensation Committee believes that a peer group comprising life insurance companies would be similarly inappropriate, but even more so given their exposure to mortality risk. While we are a financial services company impacted by developments in the credit and interest rate markets, the financial guaranty business model is distinct from banking, investment banking or investment advisory businesses, so the Compensation Committee also did not view a peer group of such companies to be an appropriate benchmark.

The Compensation Committee also considered using the executive compensation comparison group it uses to evaluate the level and mix of compensation it pays its executives. See the discussion under "Compensation Governance—Executive Compensation Comparison Group" at page 47 below. While the executive compensation comparison group comprises similarly-sized companies in businesses somewhat similar to our business, most of the companies in that group are mortgage finance and property and casualty insurance and reinsurance companies and the Compensation Committee did not believe that group was an appropriate benchmark for our TSR.

The Compensation Committee believed that aspects of our business are comparable to aspects of various financial services companies, and so determined that the best benchmark for our TSR was a broad index of somewhat similarly-sized financial services companies, and selected the Russell Midcap Financial Services as the best available measure.

In addition, the Compensation Committee considered setting the maximum award at 2.0 of our Common Shares per Relative TSR PSU for performance at the 75th percentile of the Index, but chose to further motivate the executives to achieve an extraordinary relative TSR at the 95th percentile. As a result, should the executives achieve a relative TSR at the 75th percentile of the Index, the executives will be awarded approximately 1.75 of our Common Shares for each Relative TSR PSU, an amount below the amount that would have been earned under the other structure considered by the Compensation Committee. The structure of the Relative TSR PSU provides the executives with superior awards only for truly extraordinary results relative to the Index.

We consulted with Aon plc, which we refer to as Aon, to advise us on establishing the mechanics of our Relative TSR PSUs. We also engaged Aon to model the grant date valuation of the Relative TSR PSUs and to track the Relative TSR PSUs in the future.

Restricted Stock Units

Each restricted stock unit represents a right to receive one of our Common Shares at the end of a three-year vesting period as described under "Incentive Plans—Assured Guaranty Ltd. 2004 Long-Term Incentive Plan" on page 61.

The Compensation Committee awards RSUs with the intent of providing executives with long-term incentive compensation that increases in value as our Company achieves its strategies. The Compensation Committee believes this incentivizes executives to remain with the Company and help build shareholder value over the long term. The Compensation Committee has been awarding RSUs to our executives for a number of years now. For the 2019 grant for the 2018 performance year, the Compensation Committee allocated 40% of the long-term equity incentive to RSUs, down from 50% the prior year.

CEO PERFORMANCE REVIEW

Overview

In light of Mr. Frederico's significant accomplishments in the 2018 performance year, as detailed below, but also considering last year's say-on-pay result and based on shareholder feedback and advice from Cook, the Compensation Committee awarded Mr. Frederico total compensation of $11,062,000, a 4.0% decrease from his total compensation for the 2017 performance year.

Most of the decline in compensation is attributable to the Compensation Committee's decrease of Mr. Frederico's Individual Cash Incentive Target Multiple to 2.0x from 2.5x in response to the say-on-pay result and based on shareholder feedback and advice from Cook. In fact, the Compensation Committee awarded Mr. Frederico a total achievement score of 152% in recognition of his extraordinary contributions in 2018, an increase from his total achievement score of 144.8% for 2017. In recognition of Mr. Frederico's 2018 accomplishments and to incentivize him over the long term, the Compensation Committee granted Mr. Frederico long-term equity compensation with a target nominal value of $6,000,000, an increase of $250,000 from his grant for the 2017 performance year. Mr. Frederico's total compensation for the 2018 performance year was composed of the following:

	2018 Performance Year Compensation	2017 Performance Year Compensation	Change from 2017 to 2018
Fixed Compensation—Base Salary[1]	$1,250,000	$1,250,000	—%
Incentive Compensation			
Cash Incentive Compensation	$3,812,000	$4,525,000	(15.8)%
Long-Term Performance-Based Equity	$3,600,000[2]	$2,875,000[2]	25.2%
Long-Term Time-Based Equity	$2,400,000[2]	$2,875,000[2]	(16.5)%
Total Direct Compensation	$11,062,000	$11,525,000	(4.0)%

(1)   Mr. Frederico's base salary for each of the 2018 and 2017 performance years was established at the beginning of such performance year, in February. Accordingly, Mr. Frederico's 2018 base salary was established in February 2018 based on Mr. Frederico's accomplishments in the 2017 performance year.

(2)   Represents the Compensation Committee's target nominal value for the relevant performance year, using the average stock price over the 40 consecutive trading days ending on the date of grant.

The compensation package presented in the table above is different from the SEC-required disclosure in the Summary Compensation Table on page 53 and is not a substitute for the information in that table. Rather, it is intended to show how the Compensation Committee linked Mr. Frederico's compensation and its components to our performance results and his achievements for the prior year. The base salary is paid during the performance year, while all of the components of the incentive compensation is based on achievements during the performance year and so is awarded in the first quarter of the following year.

Base Salary

In February 2018, in light of Mr. Frederico's accomplishments in 2017 and the importance of maintaining his strategic leadership in the future, particularly in respect of managing our capital, mitigating the risks in our insured portfolio, and deciding upon appropriate alternative investments that complement our financial guaranty business and core competencies, but also considering the increase he had received in February 2017, the Compensation Committee maintained Mr. Frederico's base salary at $1,250,000 for the 2018 performance year.

In February 2019, given the continued importance of maintaining Mr. Frederico's strategic leadership, but also considering the result of our say-on-pay vote and based on shareholder feedback and advice from Cook, the Compensation Committee chose to again maintain Mr. Frederico's salary at $1,250,000 for the 2019 performance year.

Cash Incentive

To determine Mr. Frederico's cash incentive, as discussed above, the Compensation Committee used a formula that involved aggregating the weighted achievement scores for certain financial performance goals and individual non-financial objectives, and multiplying the result by Mr. Frederico's Individual Target Cash Incentive Amount. Please refer to the diagram and discussion found above under "Executive Compensation Program Structure and Process—Components of Our Executive Compensation Program—Cash Incentive Compensation."

Setting Mr. Frederico's 2018 Financial Performance Goals

In February 2018, the Compensation Committee established targets for five financial performance goals for Mr. Frederico (and for our other executive officers) for the 2018 performance year. The financial performance goals were based on the business plan that the Board of Directors reviewed and approved in November 2017 and were designed to measure our progress in creating value for our shareholders. We include on pages 31 to 32 under "Executive Compensation Program Structure and Process" a detailed description of the financial performance goals, and why the Compensation Committee considers them to be important in assessing our Company and our executive officers' performance. All of these are non-GAAP financial measures.

The Compensation Committee viewed all of the 2018 targets for the financial performance goals as challenging in light of current market conditions and the reasons for our 2017 results, which were driven in part by our acquisition of MBIA UK in 2017. In recognition of the extraordinary impact of the acquisition of MBIA UK on some of our financial measures, the Compensation Committee set two of the 2018 targets (core operating income per diluted share and core operating ROE) at levels it viewed as challenging but that were below 2017 comparable results. The Compensation Committee was aware that, given the anticipated decline of earned premium and the uncertainty of acquisition and other strategic transactions, the executive officers also would be required to manage losses and make strategic moves to meet all of the targets except for PVP. We include on pages 33 to 34 under "Executive Compensation Program Structure and Process" a more detailed explanation of the Compensation Committee's process for setting our financial performance goals and why the Compensation Committee may view as challenging financial performance goals set below prior year actual results.

Mr. Frederico's 2018 Financial Performance Goal Scores

In 2018, we exceeded all of the 2018 targets for the financial performance goals, in some instances substantially.

• We generated more than double our PVP financial performance goal, exceeding the goal by nearly 114%. More than half of that PVP was created in our reinsurance transaction with SGI. In the U.S. public finance market, we estimate we wrote approximately 57% of the total insured par in 2018. The achievement is significant in light of our maintaining our underwriting and pricing principles despite the challenging business environment we continue to face.

• We exceeded our goal for core operating income per diluted share by 47%. Premium earnings came in stronger than planned as a result of the SGI reinsurance transaction and higher than expected refunding activity. Losses were also lower than planned, and we had lower weighted average diluted shares outstanding.

• Core operating shareholders' equity per share reached its highest level in our history, increasing 8.9% from year-end 2017 and exceeding our goal by 1.6%.

• We exceeded our goal for core operating ROE by 43%. Core operating ROE was higher than target due primarily to higher core operating income, which was higher for the reasons described above.

• Core adjusted book value, which we refer to as Core ABV, per share reached its highest level in our history, propelled by our efficient management of capital and the generation of PVP.

We achieved these results despite a persistently challenging business environment.

- Over the last several years, municipal bond yields have been at historically low levels and credit spreads have been tight, making our product less attractive to issuers. Interest rates remained low in 2018 by historical standards, although modestly higher than in the previous year, but credit spreads were virtually unchanged.

- New Issuance in the U.S. public finance market declined sharply in response to tax law changes, particularly restrictions on advance refundings.

- We continued to face competition in an already tight market from a second financial guaranty insurer that focuses on a smaller portion of the market than we do and provides price competition in those markets where we overlap.

The Compensation Committee assigned Mr. Frederico achievement scores for his achievements against each individual financial performance goal. In two instances, we achieved results substantially in excess of the 2018 financial performance goals established by the Compensation Committee in November 2017, but below the actual results for 2017. In both of these instances, the Compensation Committee exercised its negative discretion to reduce how it would have scored the 2018 result if the 2018 result had not been lower than the 2017 result.

- Our core operating income per diluted share exceeded the 2018 goal by nearly 50%, so probably would have been scored between 140% and 160%, depending on the circumstances; the Compensation Committee exercised its negative discretion to reduce the score to 100% in light of the actual 2017 Core operating income per diluted share of $5.31.

- Similarly, our Core operating ROE exceeded the 2018 goal by nearly 45%, so probably would have been scored between 135% and 155%, depending on the circumstances; the Compensation Committee exercised its negative discretion to reduce the score to 110% in light of the actual 2017 core Operating ROE of 10.1% and circumstances surrounding the amount of capital we believe prudent to retain.

The Compensation Committee weighted Mr. Frederico's financial performance goal scores in accordance with the cash incentive formula, which resulted in a weighted financial performance goal score of 89.8%:

	2018 Targets	2018 Results	Weighting	2018 Achievement Score (0%-200%)	Weighted Achievement Score
Financial Performance Goals*					
PVP	$ 310 million	$663 million	13.4%	200%	26.8%
Core operating income per diluted share	$2.97	$4.37	13.4%	100%**	13.4%
Core operating shareholders' equity per share	$60.19	$61.14	13.4%	120%	16.1%
Core operating ROE	5.3%	7.6%	13.4%	110%**	14.7%
Core ABV per share	$83.47	$86.21	13.4%	140%	18.8%
Total Financial Performance Goal Score			**67%**		**89.8%**

*   All of the financial performance goals are based on non-GAAP financial measures, which are described on pages 47 to 48 under "Non-GAAP Financial Measures."

**   The Compensation Committee exercised its negative discretion with respect to these two achievement scores.

Mr. Frederico's Non-Financial Objectives

The Compensation Committee also evaluated Mr. Frederico's 2018 achievements against his 2018 non-financial objectives. Highlights of those achievements include the positive financial impact from our reinsurance transaction with SGI; achievement of the highest level of PVP since the financial crisis; and the prominent role our Company continues to assume in the restructuring of the debt of Puerto Rico and its related authorities and public corporations. The details of Mr. Frederico's 2018 achievements against his 2018 non-financial objectives are set out in the pages that follow.

Non-Financial Objectives	2018 Results

Strategy and leadership - Articulate clear strategy and lead effective implementation of business plan to grow direct business and take advantage of reinsurance opportunities
 	
• Leverage the Company's rating and financial strength to expand public finance (municipal and infrastructure) bond insurance market; continue to market the value of bond insurance to existing and new distribution channels; write budgeted PVP in the US and UK
 	
• Attempt to purchase available bond insurance portfolios if they come on the market; recapture previously ceded portfolios
 	
• Maintain regulatory status to write infrastructure and structured finance bond insurance in US and internationally
 	
• Accumulate capital at AGL for corporate purposes, including stock repurchases
 	
• Complete consolidation of UK entities to streamline international operations
	• Wrote a total of $663 million of PVP, more than in any year since the financial crisis, despite the persistently challenging business environment
	
	  ▪ US public finance PVP of $206 million
	
	  ▪ In the UK, wrote first post-crisis Australian transaction and generated $44 million of PVP
	
	  ▪ In structured finance, wrote first post-crisis CLO transaction and established aircraft residual value insurance and reinsurance as a flow business
	
	  ▪ In the US, expanded our activity in the healthcare sector, where we insured three new issue transactions, each of which involved more than $100 million of par insured
	
	• Our financial guarantee facilitated access by a large UK housing association to the Asian investor market, opening up a new universe of potential investors for UK social housing transactions
	
	• Completed SGI reinsurance transaction, generating $391 million of PVP and $35 million of earned premiums in 2018
	
	• Contingency planning for Brexit: began process of establishing a post-Brexit subsidiary and applying for a license for it to underwrite business in a non-UK EU country and eventually to passport to other EU jurisdictions
	
	• Completed $500 million of share repurchases
	
	• Successfully addressed all of the hurdles set by the UK regulators to the combination of our European insurance subsidiaries into Assured Guaranty (Europe) plc (AGE)
	
	  ▪ UK business combination was completed effective November 2018, simplifying our capital structure, reducing our regulatory and financial reporting burden in Europe, and creating a surviving entity with significant capital

Non-Financial Objectives	2018 Results
Continue diversification strategy to integrate fee based business in financial services to complement financial guaranty business	• Closed on minority investment in the parent of Rubicon Infrastructure Advisors • Investigated several other possible investments, in some instances involving substantial negotiation and diligence
Active management of all potential loss transactions, including proactive minimization of losses from Puerto Rico exposure	Puerto Rico: • Achieved the resolution of the insured debt of our first major Puerto Rico credit, the Puerto Rico Sales Tax Financing Corporation (COFINA); that resolution was incorporated into the COFINA plan of adjustment approved by the U.S. District Court for the District of Puerto Rico in February 2019, and will result in recoveries to us approaching 60% for our insurance of the subordinate bonds • Successfully opposed a $1 billion debtor-in-possession loan for PREPA that would have been secured by a senior, priming lien on PREPA's revenues • Successfully appealed to the First Circuit to overturn the District Court's decision denying the Company's motion for relief from stay to appoint a receiver for PREPA, and reinstituted the action for the appointment of a receiver • Successfully appealed to the First Circuit to challenge the membership of the Oversight Board based on the appointments clause of the U.S. Constitution • Initiated an action challenging the fiscal plans of the Commonwealth of Puerto Rico certified by the Oversight Board Outside Puerto Rico: • Working with our financial advisor, lobbyists and consultants, we were able to help persuade the State of Connecticut to effectively assume the public debt of Hartford • Working with a special servicer, increased recoveries in our home equity residential mortgage transactions
Financial strength ratings—Maintain strong financial strength ratings in order to facilitate implementation of business plan. Periodically assesses the value of each rating assigned to each of the companies within the group and determine whether to request that a rating agency add or drop a rating from certain companies	• All financial strength ratings maintained • Obtained AA+ Kroll Bond Rating Agency rating for AGE
Ensure AGL has comprehensive, best-practice risk management with respect to all of its activities, emphasizing the credit quality of risks insured; compliance with all legal and regulatory requirements; and enterprise risk management. All credit underwriting consistent with risk/appetite statement	• Our enterprise risk management has consistently been commended, including by rating agencies • Successfully concluded a periodically scheduled examination by the New York and Maryland regulators of AGM, MAC and AGC; clean reports were issued for all three insurers • Addressed requirements under EU General Data Protection Regulation • All new business within risk limits and risk appetite statement
Management development and succession planning—Attract and retain top quality senior management; develop succession plan for critical positions, including assisting the Board in further development of a CEO succession plan	• Reviewed CEO succession plan with Board of Directors • Hired additional U.S. public finance marketing staff

Based on Mr. Frederico's 2018 achievements against his 2018 non-financial objectives, the Compensation Committee awarded him an achievement score of 190% against those objectives. Applying that score to the cash incentive formula resulted in a weighted non-financial objective score of 62.7%.

The Compensation Committee then added the weighted non-financial objective score of 62.7% to the weighted financial performance goal score of 89.8% achieved by Mr. Frederico, to derive a total achievement score of 152.5% in accordance with the cash incentive formula, as follows:

	2018 Targets	2018 Results	Weighting	2018 Achievement Score (0%-200%)	Weighted Achievement Score
Financial Performance Goals*					
PVP	$ 310 million	$663 million	13.4%	200%	26.8%
Core operating income per diluted share	$2.97	$4.37	13.4%	100%	13.4%
Core operating shareholders' equity per share	$60.19	$61.14	13.4%	120%	16.1%
Core operating ROE	5.3%	7.6%	13.4%	110%	14.7%
Core ABV per share	$83.47	$86.21	13.4%	140%	18.8%
Total Financial Goal Score			**67%**		**89.8%**
Non-Financial Objectives					
Strategy and leadership					
Active management of all potential loss transactions	Described in detail in the preceding table	Described in detail in the preceding table	33%	190%	62.7%
Maintain current ratings for operating insurance company subsidiaries					
Best practice risk management					
Management development and succession planning					
Non-Financial Objective Score			**33%**		**62.7%**
Achievement Score					**152.5%**

* All of the financial performance goals are based on non-GAAP financial measures, which are described on page 47 under "Non-GAAP Financial Measures."

In reviewing Mr. Frederico's 2018 performance scorecard, the Compensation Committee determined that he had a very strong year. In particular, the Compensation Committee found that Mr. Frederico should be recognized for our success in exceeding all of the targets for the financial performance goals established by the Compensation Committee, in certain cases substantially. Mr. Frederico's very strong performance was demonstrated by our $663 million of PVP production, our highest since prior to the financial crisis. Mr. Frederico's leadership was also credited for progress in resolving our insured exposure to Puerto Rico credits. Importantly, our TSR has reflected these strides: our one-year TSR for 2018 was nearly 15% and our three-year TSR for 2016 through 2018 was over 52%.

Based on Mr. Frederico's achievements, the Compensation Committee gave him a total achievement score of 152.5% for the 2018 performance year, above his 144.8% total achievement score for the 2017 performance year. Applying this achievement score to his Individual Target Cash Incentive Amount resulted in a cash incentive award of $3,812,000. This was $713,000 (or more than 15%) less than the $4,525,000 awarded to Mr. Frederico for the 2017 performance year as a result of the reduction of his individual target cash incentive multiple to 2.0x from 2.5x in response to last year's say-on-pay results and based on shareholder feedback and advice from Cook.

Equity Compensation

The Compensation Committee awarded all of Mr. Frederico's long-term incentive compensation in the form of PSUs and RSUs. The $6,000,000 target nominal amount of long-term equity constituted a 4.3% increase over the target nominal amount for the prior year. The Compensation Committee believed it was very important to reward Mr. Frederico for his and for our Company's very strong performance during 2018. It also reflected the Compensation Committee's desire that Mr. Frederico have a strong incentive to continue his valued leadership of our Company and to generate long-term, sustained growth that will enhance shareholder value.

The following table sets forth the target nominal amount the Compensation Committee awarded Mr. Frederico on February 27, 2019, the grant date. The Compensation Committee determined the number of PSUs and RSUs to award Mr. Frederico by converting the target nominal amount of the award using $40.10, which was the average price of our Common Shares over the 40 consecutive trading days ending on February 27, 2019.

When we prepare the Summary Compensation Table, we report the value of the grants using U.S. generally accepted accounting principles (which we refer to as U.S. GAAP), in accordance with the SEC's rules.

- Under U.S. GAAP, the value of an ABV PSU as of February 27, 2019 was determined to be $41.34. This value is based on the closing price of our Common Shares on that date, which U.S. GAAP allows as a practical expedient to value grants with complicated features, such as in this case the estimated growth rate of the Company's Core ABV per share.

- Under U.S. GAAP, the value of a Relative TSR PSU on February 27, 2019 was $46.66. This value was computed using a Monte-Carlo simulation model taking into account the historical relationship of our TSR and the TSR of the Index, including for the period from the beginning of the Relative TSR PSU performance period to February 27, 2019, the grant date. We engaged Aon to provide this computation for us.

- Under U.S. GAAP, the value of an RSU was $41.34, based our Common Share closing price on February 27, 2019.

The aggregate value of Mr. Frederico's February 2019 long-term equity incentive grants under U.S. GAAP is set forth below.

	Compensation Committee Target Nominal Value	Equity Granted (Shares)	U.S. GAAP Value
ABV PSUs	$1,800,000	44,888	$1,855,670
Relative TSR PSUs	$1,800,000	44,888	$2,094,474
RSUs	$2,400,000	59,850	$2,474,199
TOTAL	$6,000,000	149,626	$6,424,343

CEO Compensation Conclusion

The Compensation Committee considered the total compensation it was awarding to Mr. Frederico pursuant to its formulas and methodologies in light of Mr. Frederico's considerable accomplishments with respect to the financial performance goals as well as his non-financial objectives, but also taking into account last year's say-on-pay results, shareholder feedback and advice from Cook.

- The Compensation Committee concluded that it was appropriate that Mr. Frederico's individual target cash incentive multiple be reduced to 2.0x from 2.5x, which resulted in a decrease in his individual cash incentive by $713,000 (or over 15%) to $3,812,000 for the 2018 performance year despite the increase in Mr. Frederico's total achievement score.

- The Compensation Committee also considered the importance of maintaining Mr. Frederico's leadership of our Company in the years ahead, as we seek to continue developing our financial guaranty business, to diversify into areas that complement our core credit experience and risk appetite, to manage our insured exposure and mitigate any losses in the insured portfolio, and to manage our capital, and so increased Mr. Frederico's long-term equity compensation by $250,000 in targeted nominal value.

Taking these various factors into account, the Compensation Committee believed it was also appropriate for Mr. Frederico's total 2018 compensation, which it determined in accordance with its formulas and methodologies, to be 4.0% lower than his total 2017 compensation.

OTHER NAMED EXECUTIVE OFFICER COMPENSATION DECISIONS

Non-Financial Objectives and Achievements of the Other Named Executive Officers

The Compensation Committee made compensation awards to the other executive officers for the 2018 performance year based on its assessment of their achievements and Mr. Frederico's review of their performance, as well as Mr. Frederico's compensation recommendations. The other named executive officers' achievements were evaluated based on their contributions to our achievement of our financial goals, their contributions to the achievement of Mr. Frederico's non-financial objectives, and their own achievements of the individual non-financial objectives Mr. Frederico had assigned to them, as described below.

Robert A. Bailenson, Chief Financial Officer

Mr. Bailenson was responsible in the 2018 performance year for meeting all internal and external financial requirements, managing our capital efficiently, meeting with investors, and participating on earnings calls. Mr. Bailenson takes an enterprise view on all issues and involves himself in issues beyond accounting and treasury functions. More specifically, Mr. Bailenson:

- Managed the successful combination of our European insurance subsidiaries, simplifying our capital structure, reducing our regulatory and financial reporting burden in Europe, and creating a surviving entity with significant capital;

- Successfully completed the SGI reinsurance transaction;

- Managed our response to the 2017 Tax Cut and Jobs Act;

- Provided significant analysis of alternative investments we made as well as potential alternative investments;

- Provided strategic analysis in the formulation and execution of our business plan; and

- Was responsible for the timely and accurate filing of all financial statements.

Russell B. Brewer II, Chief Surveillance Officer

Mr. Brewer was responsible in the 2018 performance year for ensuring that all of our insured exposures are reviewed annually and assigned appropriate internal ratings, for managing loss mitigation strategies for our troubled credits, and for overseeing our information technology department. Mr. Brewer also manages our rating agency relationships. More specifically, Mr. Brewer:

- Led the surveillance process for our $242 billion net par insured portfolio and the timely review and update of internal ratings for our insured portfolio, helping to identify and intervene in deteriorating situations before losses developed to avoid losses altogether or mitigate them if they cannot be avoided;

- Oversaw the successful integration of the data for our European insurance subsidiaries;

- Oversaw the successful defense of our systems from cyberattacks and our compliance with new cybersecurity regulations;

- Developed and implemented strategies on a number of transactions where we are experiencing or could possibly experience loss;

- Was active in our discussions with the Commonwealth of Puerto Rico and its advisors and was instrumental in helping the Company come to a resolution of our insured COFINA obligations; and

- Led the smooth integration into our Company of surveillance oversight and information systems of the insurance portfolio of SGI in connection with our reinsurance transaction and related administrative services agreement.

Ling Chow, General Counsel

Ms. Chow ably stepped up to the general counsel role in the 2018 performance year, providing leadership for our corporate, regulatory and disclosure efforts and leading a number of important initiatives, including supervising our litigation strategies and workout activities relating to distressed credits; developing the optimal structure from a regulatory perspective of a number of alternative investment opportunities; and overseeing the legal and regulatory aspects of our reinsurance transaction with SGI. She also oversaw all of our human resource matters. More specifically, Ms. Chow:

- Oversaw litigation strategy relating to our Puerto Rico exposure;

- Oversaw the successful combination of the European insurance subsidiaries, simplifying our capital structure, reducing our regulatory and financial reporting burden in Europe, and creating a surviving entity with significant capital;

- Was instrumental in our contingency planning for Brexit;

- Led the legal aspect of the consummation of our SGI reinsurance transaction;

- Supervised the legal and regulatory aspects of our purchase of a minority interest in Rubicon Infrastructure Advisors as well as other potential alternative investments;

- Oversaw legal support and analysis for all underwriting activity;

- Oversaw all disclosure activities; and

- Supervised our response to various legal and regulatory issues, including those related to cybersecurity and privacy as well as the rising prominence of environmental, social and governance issues.

Bruce E. Stern, Executive Officer

Mr. Stern was responsible in the 2018 performance year for workouts of troubled transactions and the extraction of significant value from our insured portfolio and other relationships. Mr. Stern applied creative approaches to troubled transactions to mitigate losses. Mr. Stern is also responsible for governmental affairs and our participation in an industry group. More specifically, Mr. Stern:

- Was deeply involved in our efforts to mitigate losses in Puerto Rico, playing a particularly valuable role in advocating our viewpoint to various government officials;

- Made significant progress in resolving two distressed insurance transactions; and

- Identified and realized opportunities in our insured portfolio by purchasing insured bonds in the open market, procuring the termination of financial guaranty insurance executed in credit default swap form and executing reinsurance commutations.

Compensation Decisions for the Other Named Executive Officers

In the case of the other named executive officers, for the 2018 performance year the Compensation Committee calculated and aggregated the weighted achievement scores for the financial performance goals (which were the same as Mr. Frederico's) and their non-financial objectives (which were a combination of their contribution to Mr. Frederico's non-financial objectives and their achievement of their own individual non-financial objectives), taking into account the level of difficulty of achieving particular goals or objectives. Based on their achievements, after applying the formula, the Compensation Committee awarded them the cash incentives calculated as shown in the table below.

	(2018 Base Salary	X 2018 Individual Target Cash Incentive Multiple	) X (Financial Goal Achievement Score (weighted 67%)	+ Individual Non-Financial Objective Achievement Score (weighted 33%)	) = 2018 Cash Incentive Payout
Robert A. Bailenson	$700,000	2.00x	89.8%	49.5%	$1,949,920
Russell B. Brewer II	$525,000	2.00x	89.8%	61.1%	$1,583,715
Ling Chow	$500,000	2.00x	89.8%	36.3%	$1,260,800
Bruce E. Stern	$500,000	2.00x	89.8%	33.0%	$1,227,800

The Compensation Committee awarded all of the other named executive officers' long-term incentive compensation in the form of PSUs and RSUs with the same terms and in the same proportion as the PSUs and RSUs awarded to Mr. Frederico. The target nominal amount of long-term equity reflected the Compensation Committee's desire that each of the other named executive officers have a strong incentive to help generate long-term, sustained growth for our Company. The amounts of PSUs and RSUs awarded to each other named executive officer vary by individual and are based on their respective positions and levels of responsibility, historic compensation levels and Cook's advice about the compensation practices of companies in our comparison group.

The Compensation Committee considered Cook's analysis of the compensation paid to named executive officers in our previous comparison group when evaluating the compensation of our executive officers. (We revised our comparison group after this analysis was completed.) According to Cook, for the 2017 performance year, which is the most recent data available, on average, the target total direct compensation for our named executive officers ranked above the 75th percentile amounts for the named executive officers of our previous comparison group, reflecting the experience, leadership, specialized skill sets and sustained performance of our senior executive team. Actual total direct compensation for our named executive officers as a group paid for the 2017 performance year was also above the 75th percentile of our previous comparison group, reflecting our above target bonus payouts for 2017 performance, which were aligned with our 2017 performance relative to our key business goals and strategies, as well as our strong financial performance for that period and our three-year total shareholder returns relative to our previous comparison group. For the 2017 performance year, our one-year growth in operating income, net income, diluted earnings per share and book value, as well as one-year return on average equity, were all above the 75th percentile of the previous comparison group, consistent with the ranking of our actual total direct compensation. Also, despite the apparent impact on our the price of our Common Shares of the landfall of Hurricane Maria in Puerto Rico in late 2017, our three-year TSR at the end of 2017 was still above the median of our previous comparison group.

In summary, the Compensation Committee approved the following compensation decisions for the named executive officers other than Mr. Frederico for the 2018 performance year:

	Robert A. Bailenson	Russell B. Brewer II	Ling Chow	Bruce E. Stern
Fixed Compensation—Base Salary[1]	$700,000	$525,000	$500,000	$500,000
Incentive Compensation				
Cash Incentive Compensation	$1,949,920	$1,583,715	$1,260,800	$1,227,800
Long-Term Equity Incentive Target Values[2]	$1,500,000	$1,100,000	$1,000,000	$ 700,000
Total Direct Compensation	$4,149,920	$3,208,715	$2,760,800	$2,427,800

(1)   These base salaries were set by the Compensation Committee in February 2018.

(2)   The long-term equity incentive awards were allocated similarly to Mr. Frederico's, and comprised 30% ABV PSUs, 30% Relative TSR PSUs and 40% RSUs. The U.S. GAAP values of the awards are: Mr. Bailenson, $1,606,106; Mr. Brewer, $1,177,776; Ms. Chow, $1,070,695 and Mr. Stern, $749,533.

The Compensation Committee also decided to increase the base salary of Ms. Chow to $525,000 in 2019 from $500,000 in 2018 in recognition of her successful transition to general counsel in 2018 and her contributions to our strategic initiatives. The Compensation Committee believes that it is critical for Ms. Chow to remain highly motivated in 2019, especially in light of demands it anticipates will be made on her in connection with our continued focus on developments in and litigation regarding Puerto Rico and our many corporate initiatives, including potential additional alternative investment activity.

EXECUTIVE COMPENSATION CONCLUSION

We received advisory shareholder approval of over 98% with respect to the compensation we paid to our named executive officers in the three years after we last made changes to our executive compensation program in 2015, until last year. After last year's lower say-on-pay approval percentage, we sought feedback from our shareholders and advice from Cook. In response, the Compensation Committee determined to make a number of additional changes in our executive compensation program in 2019.

Despite Mr. Frederico's achievements during the 2018 performance year, which the Compensation Committee scored higher than his achievements during the 2017 performance year, the Compensation Committee determined to respond to the say-on-pay result, based on shareholder feedback and advice from Cook, by reducing Mr. Frederico's individual cash target multiple to 2.0x from 2.5x. The Compensation Committee also introduced negative discretion in its scoring of financial performance goals that were exceeded but where the results were still below the prior year, and exercised that negative discretion in February 2019 for both financial performance measures where it was relevant. As a consequence, despite Mr. Frederico's 2018 achievements, his cash incentive payment of $3,812,000 this year reflected a reduction of $713,000 (more than 15%) from his cash incentive payment of $4,525,000 last year.

The Compensation Committee also redesigned its long-term equity incentive program in response to the say-on-pay result and based on shareholder feedback and advice from Cook, increasing the portion of the award linked to performance and redesigning the PSUs to be linked to the growth in our Core ABV per share and our TSR relative to the 55th percentile of the Russell Midcap Financial Services Index, in each case over a three-year period. The Compensation Committee believes these new PSUs link our executive officers' interests even more closely to those of our shareholders than the old PSUs did.

The Compensation Committee believes that our executive compensation program rewards performance and motivates the officers to increase shareholder value, and that it is therefore appropriate and in the best interests of our Company and our shareholders. Our strategy requires exceptionally qualified and experienced management in senior financial guaranty executive, finance and legal positions, including personnel with skills and experience in reinsurance, acquisitions and corporate integration as well as asset management, and the ability to deal with adverse market conditions and take advantage of market opportunities. During this critical period in our Company's history, the Compensation Committee believes that retaining and motivating our executive officers and staff is essential, and that the various elements of total compensation have worked well to attract, retain and properly reward management for their performance.

PAYOUT UNDER PERFORMANCE RETENTION PLAN

The Performance Retention Plan, which we refer to as the PRP, had been utilized as a form of incentive compensation for the executive officers until 2015. Its focus on adjusted book value and operating return on equity over a multi-year performance period reduced the incentive to concentrate on short-term gain and fostered a long-term view that minimized unnecessary or excessive risk taking.

In response to shareholder feedback that we should simplify our executive compensation program and emphasize equity rather than cash for incentive compensation, the Compensation Committee stopped granting our then executive officers new PRP awards beginning in 2015. We continued to grant PRP awards to employees other than our executive officers. Ms. Chow, who was not an executive officer until 2018, continued to receive PRP awards through February 2017, so she also received a cash distribution in March 2018 resulting from her PRP awards in February 2015, 2016 and 2017.

The principal amount of each PRP award is divided into three installments. The portion of principal associated with each installment and the performance period relating to such installment are set out in the terms of the award.

The award payment for each installment is the product of:

- Principal amount of award
- Portion of principal associated with installment
- 50% of the sum of 1 and the percentage change in the core ABV per share for the relevant performance period
- 50% of the sum of 1 and the core operating ROE for the relevant performance period

The individual PRP payouts for amounts that vested on December 31, 2018 are set forth in footnote 2 to the Summary Compensation Table. Those PRP payouts were a function of decisions made in February 2015, 2016 and 2017 regarding the amount of PRP to award relating to the Ms. Chow's achievements before she became an executive officer and during the 2014, 2015 and 2016 performance years, as well as growth in core ABV per share and the core operating ROE during the relevant performance periods.

COMPENSATION GOVERNANCE

The Role of the Board's Compensation Committee

The Compensation Committee oversees all aspects of our executive compensation program. The Compensation Committee has responsibility for:

- Establishing executive compensation policies

- Determining the compensation of our CEO

- Reviewing our CEO's compensation recommendations regarding other senior officers and determining appropriate compensation for such officers

Our Board has adopted a Compensation Committee Charter to govern the Compensation Committee's activities. The charter, which may be found on our website at www.assuredguaranty.com/governance, is reviewed annually by the Compensation Committee. Under its charter, the Compensation Committee is authorized to retain compensation, legal, accounting and other expert consultants at our expense.

The Role of the Independent Consultants

For more than ten years, including in 2018, the Compensation Committee has engaged Cook as its independent compensation consultant and considered advice and information from that firm in determining the amount and form of compensation for the executive officers. Every two years, the Nominating and Governance Committee also engages Cook to conduct a comprehensive review of the compensation package for the independent directors; Cook last undertook such a comprehensive review in 2017 and updated that review in 2018.

In 2018, Cook's work for the Compensation Committee included analyzing our compensation practices in light of best practices, providing a compensation risk assessment, reviewing our comparison group of companies, collecting and providing relevant market data, reviewing data and analyses provided by other consultants, and updating the Compensation Committee with respect to evolving governance trends.

The Compensation Committee has considered the independence of Cook in light of SEC rules and NYSE listing standards. It has requested and received a letter from Cook in 2018 affirming factors relevant to assessing Cook's independence. The Compensation Committee discussed the content of the letter and concluded that Cook's work did not raise any independence or conflict of interest issues.

When the Compensation Committee began to seriously contemplate amending the long term equity incentive program to include performance share units based on relative TSR performance, we engaged Aon to model the the grant date fair value and ultimate performance and payout of hypothetical Relative TSR PSUs with various characteristics and, once the characteristics of the Relative TSR PSUs were settled, to provide grant date valuation of the Relative TSR PSUs and to provide Relative TSR PSU value tracking over the life of the Relative TSR PSUs. Aon's work began in 2018 and continued into 2019.

The Compensation Committee has considered the independence of Aon in light of SEC rules and NYSE listing standards. It has requested and received a letter from Aon in early 2019 affirming factors relevant to assessing Aon's independence. The Compensation Committee discussed the content of the letter and concluded that Aon's work did not raise any independence or conflict of interest issues.

Executive Compensation Comparison Group

The Compensation Committee examines pay data for the following 16 companies to review pay practices, identify compensation trends, and benchmark its executive compensation decisions:

Alleghany Corporation	**Enstar Group Limited**	Radian Group
Arch Capital Group	**Essent Group, Ltd.**	RenaissanceRe Holdings
Argo Group International Holdings, Ltd.	Everest Re Group, Ltd.	**Selective Insurance Group, Inc**
Assurant, Inc.	**First American Financial Corporation**	**The Hanover Insurance Group, Inc.**
AXIS Capital Holdings Limited	MGIC Investment Corporation	White Mountains Insurance Group, Inc.
Eaton Vance Corp.		

Companies new to the comparison group this year are indicated in **bold**.

The Compensation Committee has long recognized that the comparison group has limitations. Our company is the only publicly-traded financial guarantor writing new business in today's markets. Notably, the comparison group consists primarily of mortgage finance and property and casualty insurance and reinsurance companies. Despite the specialized nature of our business, our Compensation Committee looks for companies domiciled in Bermuda or with a similar size, global business model and compensation mix to ours. Although the factors the Compensation Committee considers for its compensation decisions and the level of compensation may differ from those for the comparison group, the Compensation Committee finds it useful to consider the pay practices at these companies.

This differs from the approach of some analysts, who may construct a compensation comparison group based on companies that fall within the same Standard & Poor's GICS code with somewhat similar revenue and market capitalization as ours but with business models and leadership needs quite different than ours. Such an approach has resulted in one organization developing a compensation comparison group for use in analyzing our compensation practices that includes two small regional property and casualty companies and a small southern insurer that sells liability insurance to doctors and health facilities; these companies, their business models and their leadership needs are not comparable to those of a global leader in specialty financial guaranty products, as we are.

In November 2018, Cook met with members of the Compensation Committee to review the comparison group from the prior year, and to discuss whether other companies should be considered for inclusion in the group, which in the prior year comprised 12 companies. Cook reminded the Compensation Committee that no changes had been made in the comparison group in November 2017 when it was last considered, but that since that time one of the 12 companies, Validius Holdings, had been acquired and removed from the comparison group. Cook performed an independent review to determine whether to change or add to the remaining 11 companies in the comparison group. Based on that review, Cook recommended making several changes to the comparison group.

Cook informed the Compensation Committee that it recommended removing three companies from the comparison group. Two of the companies, Ambac Financial Group and MBIA, while also in the financial guaranty business, are in run-off and have market capitalization much lower than ours. The third, Aspen Insurance Holdings, was being acquired by Apollo. Cook observed that, without these companies, the comparison group would be down to eight companies, and that a larger comparison group would provide a more statistically reliable data set. Cook looked for companies that were similar to us, screening for size, business model and presence in a peer network, and recommended adding to our comparison group the eight insurance companies indicated in **bold** in the above list.

Cook advised the Compensation Committee that, as of September 30, 2018, our one-year TSR ranked in the 71st percentile of the revised comparison group and our three-year TSR was in the 93rd percentile. Cook also informed the Compensation Committee that, as of September 30, 2018, our latest four quarters of revenue and market capitalization fall between the 25th percentile and median of the revised comparison group; our latest total assets were near the median; and our latest four quarters of net income is near the revised comparison group's "high" number.

The revised comparison group consists of companies that, like our Company, have a business model that involves underwriting risk, a holding company structure, and similar size as measured by revenues, assets and market capitalization. Based on Cook's recommendation, the Compensation Committee agreed that the 16 companies listed above would constitute the Company's comparison group for 2018.

Executive Officer Recoupment Policy

Our Board of Directors adopted a recoupment (or clawback) policy in February 2009 pursuant to which the Compensation Committee may rescind or recoup certain of the compensation of an executive officer if such person engages in misconduct related to a restatement of our financial results or of objectively quantifiable performance goals, and the achievement of those goals is later determined to have been overstated.

In connection with Rule 10D-1 proposed by the SEC, the Compensation Committee amended the recoupment policy in November 2015 so that it would apply, to the extent required by law, to incentive compensation received in the three year period before a determination that a material restatement is required. The amended recoupment policy allows the Company to recoup incentive compensation which is granted before the adoption and effectiveness of a final Rule 10D-1, but which may be subject to the three year look-back period of any such final rule.

Stock Ownership Guidelines

To demonstrate our commitment to building shareholder value, the Board of Directors adopted management stock ownership guidelines. Our guidelines do not mandate a time frame by which this ownership must be attained, but each executive officer must retain 100% of his after-tax receipt of Company stock until he reaches his ownership goal. Please see "Information About Our Common Share Ownership—How Much Stock is Owned by Directors and Executive Officers" for detailed information on the executive officers' stock ownership.

The chart below shows the guideline for each of our named executive officers and each executive's stock ownership as of March 14, 2019, the record date, using $44.79, the closing price of one of our Common Shares on the NYSE on such date.

Named Executive Officer	Guideline	Current Ownership
Dominic J. Frederico	7 × Salary	52.1 × Salary
Robert A. Bailenson	5 × Salary	13.9 × Salary
Russell B. Brewer II	5 × Salary	13.8 × Salary
Ling Chow*	5 × Salary	3.7 × Salary
Bruce E. Stern	5 × Salary	12.4 × Salary

*   Ms. Chow became an executive officer in 2018.

These ownership levels include shares owned and, in the case of Mr. Bailenson, vested share units credited to his non-qualified retirement plan. Unvested RSUs, unvested performance share units and unexercised options do not count towards the guidelines. Some of the executive officers who have reached their share ownership goals have made gifts of shares to family or to charitable or educational institutions.

Anti-Hedging Policy

We adopted an anti-hedging policy in 2013 that explicitly prohibits employees and directors from hedging our Common Shares.

Anti-Pledging Policy

Our stock trading policy prohibits employees and directors from pledging our Common Shares without approval of both our General Counsel and the Nominating and Governance Committee. There have been no such transactions to date.

Award Timing

The Compensation Committee meets during our February board meeting to make executive compensation decisions with respect to the previous year's performance and to make its compensation recommendations to the other directors. After consulting with the Board, the Compensation Committee approves executive officer salary increases (if any), cash incentive compensation, and long-term equity incentive awards. Payments under existing PRP awards (if any) and cash incentives are not paid until after we file with the SEC our Annual Report on Form 10-K for the previous calendar year.

POST-EMPLOYMENT COMPENSATION

Retirement Benefits

We maintain tax-qualified and non-qualified defined contribution retirement plans for our executive officers and other eligible employees. We do not maintain any defined benefit pension plans. The Compensation Committee and our management believe that it is important to provide retirement benefits to employees who reach retirement in order to attract and retain key employees. All retirement benefits are more fully described on page 59 under "Potential Payments Upon Termination or Change in Control."

Benefit Under Defined Contribution Plans	Description
Core contribution	We contribute 6% of each employee's salary and cash bonus compensation, which we refer to as eligible compensation
Company match	We match 100% of each employee's contribution, up to 6% of eligible compensation

Severance

Under our severance policy for executive officers, following the executive's involuntary termination without cause or voluntary termination for good reason and subject to the executive signing a release of claims, the executive will receive a lump-sum payment in an amount equal to one year's salary plus his average cash incentive amount over the preceding three-year period, plus a pro-rata annual cash incentive amount for the year of termination and an amount equal to one year of medical and dental premiums. The executive officer's receipt of severance benefits is subject to his compliance with non-competition, non-solicitation, and confidentiality restrictions during his employment and for a period of one year following termination of employment. We, in our discretion, may choose to pay one year of base salary to an executive who terminates employment for a reason other than involuntary termination without cause or voluntary termination for good reason, in which case the executive will also be subject to non-competition, non-solicitation, and confidentiality restrictions following his termination of employment.

Change In Control Benefits

We provide change in control benefits to encourage executives to consider the best interests of shareholders by mitigating any concerns about their own personal financial well-being in the face of a change in control of our Company. Based on shareholder input and changing market trends, since 2011, in the event of a change in control:

- Long-term incentive awards will vest only upon certain terminations of employment following a change in control (double-trigger)

- Such awards will vest upon a change in control (single-trigger) if the acquirer does not assume the awards

- We do not provide excise tax reimbursements and gross-up payments in the case of a change in control

Detailed information is provided on page 60 under "Potential Payments Upon Termination or Change in Control."

TAX TREATMENT

Section 162(m) of the Internal Revenue Code limits the deductibility of annual compensation in excess of $1 million paid to "covered employees" of the Company, unless the compensation satisfied an exception, such as the exception for performance-based compensation. On December 22, 2017, the 2017 Tax Act was enacted, which, among other things, repealed the performance-based compensation exception and expanded the definition of covered employee. The changes to Section 162(m) are effective for taxable years beginning after December 31, 2017. The 2017 Tax Act includes a transition rule so that these changes do not apply to compensation paid pursuant to a "binding written contract" that was in effect on November 2, 2017 and that was not materially modified on or after such date.

Because of the performance-based compensation exception repeal, amounts paid pursuant to a contract effective after November 2, 2017 will not be deductible as performance-based compensation, and the Compensation Committee will not need to consider the requirements of the performance-based compensation exception when considering the design of any such future contracts as part of our compensation program. For amounts paid under contracts in effect on November 2, 2017 that were intended to constitute performance-based compensation, the Compensation Committee will continue to consider the performance-based compensation exception when making determinations of performance under those contracts.

The 2017 Tax Act also expands the definition of covered employee. For 2017, our covered employees included our CEO and other named executive officers (but not the chief financial officer) who were executive officers as of the last day of our fiscal year. For 2018 and thereafter, our covered employees will generally include anyone who (i) was our CEO or chief financial officer at any time during the year, (ii) was one of the other named executive officers who was an executive officer as of the last day of the fiscal year, and (iii) was a covered employee for any previous year after 2016.

As with prior years, although the Compensation Committee will consider deductibility under Section 162(m) with respect to the compensation arrangements for executive officers, deductibility will not be the sole factor used in determining appropriate levels or methods of compensation. The Compensation Committee considers many factors when designing its compensation arrangements in addition to the deductibility of the compensation, and maintains the flexibility to grant awards or pay compensation amounts that are non-deductible if they believe it is in the best interest of our Company and our shareholders.

In addition, Section 409A of the Internal Revenue Code imposes restrictions on nonqualified deferred compensation plans. We maintain deferred compensation plans for the benefit of our employees, including nonqualified deferred compensation plans that provide for employee and employer contributions in excess of the IRS defined contribution plan limits. The deferred compensation plans we maintain are intended to be exempt from the requirements of Section 409A or, if not exempt, to satisfy the requirements of Section 409A, and we have reviewed and, where appropriate, have amended each of our deferred compensation plans to meet the requirements.

Finally, Section 457A of the Internal Revenue Code imposes restrictions on nonqualified deferred compensation plans maintained by a nonqualified entity (which generally includes an entity in a jurisdiction that is not subject to U.S. income tax or a comprehensive foreign income tax). The deferred compensation plans we maintain are intended to be exempt from the requirements of Section 457A.

NON-GAAP FINANCIAL MEASURES

This proxy statement references financial measures that are not determined in accordance with U.S. GAAP, and are identified as core, operating, PVP or non-GAAP. Although these non-GAAP financial measures should not be considered substitutes for U.S. GAAP measures, our management and Board consider them important performance indicators and have employed them as well as other factors in determining senior management incentive compensation.

We referenced in the *Management's Discussion and Analysis* in our Annual Report on Form 10-K for the year ended December 31, 2018 certain of the non-GAAP financial measures we use in this proxy statement. The definitions for those non-GAAP financial measures, which are listed below, and how they may be calculated from the most directly comparable GAAP financial measures, may be found on pages 92 to 97 of our Annual Report on Form 10-K for the year ended December 31, 2018.

- *non-GAAP operating income*

- *non-GAAP operating shareholders' equity*

- *non-GAAP adjusted book value (ABV)*

- *PVP or present value of new business production*

This proxy also references certain non-GAAP financial measures, which are identified as "core", that our management and Board also consider important performance indicators and have employed, as well as other factors, in determining senior management incentive compensation. These "core" measures, and how they are calculated from our GAAP financial statements, are as follows:

- *Core operating income per diluted share.* After making the adjustments to net income described on pages 93 to 94 of the Company's Annual Report on Form 10-K, *Management's Discussion and Analysis, Non-GAAP Financial Measures* to arrive at non-GAAP operating income, the Company subtracts the gain (or loss) included in net income related to FG VIE consolidation, net of the tax provision, also disclosed in such section of the Form 10-K, and to calculate the per diluted share amount divides the result by the weighted average diluted Common Shares during the period.

- *Core operating shareholders' equity per share.* After making the adjustments to shareholders' equity described on pages 94 to 96 of the Company's Annual Report on Form 10-K, *Management's Discussion and Analysis, Non-GAAP Financial Measures* to arrive at non-GAAP operating shareholders' equity, the Company subtracts the gain (or loss) related to FG VIE consolidation, net of the tax provision, also disclosed in such section of the Form 10-K, and to calculate the per share amount divides by the number of Common Shares outstanding.

- *Core ABV*. After making the adjustments to shareholders' equity described on pages 94 to 96 of the Company's Annual Report on Form 10-K, *Management's Discussion and Analysis, Non-GAAP Financial Measures* to arrive at non-GAAP adjusted book value (ABV), the Company subtracts the gain (or loss) related to FG VIE consolidation, net of the tax provision, also disclosed in such section of the Form 10-K, and to calculate the per share amount divides by the number of Common Shares outstanding.

- *Core operating ROE*. Core operating ROE is calculated as core operating income divided by the average of core operating shareholders' equity at the beginning and end of the period.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our Company's Annual Report on Form 10-K for the year ended December 31, 2018 and this proxy statement. The foregoing report has been approved by the Compensation Committee.

Patrick W. Kenny, Chairman
G. Lawrence Buhl
Simon W. Leathes

2018 SUMMARY COMPENSATION TABLE

The following table provides compensation information for 2018, 2017 and 2016 for our named executive officers.

Name and Principal Position	Year	Salary	Stock Awards[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation[3]	Total
Dominic J. Frederico,	2018	$1,250,000	$6,865,967	$3,812,000	$843,935	$12,771,902
President and Chief	2017	$1,250,000	$6,588,270	$4,862,500	$826,014	$13,526,784
Executive Officer	2016	$1,150,000	$5,090,589	$5,717,851	$768,875	$12,727,315
Robert A. Bailenson,	2018	$700,000	$1,791,111	$1,949,920	$314,899	$4,755,930
Chief Financial	2017	$625,000	$1,557,236	$1,953,125	$286,085	$4,421,446
Officer	2016	$600,000	$1,119,915	$2,207,475	$230,530	$4,157,920
Russell B. Brewer II,	2018	$525,000	$1,313,465	$1,583,715	$286,076	$3,708,256
Chief Surveillance	2017	$500,000	$1,317,654	$1,734,250	$253,803	$3,805,707
Officer	2016	$450,000	$1,119,915	$1,762,939	$223,481	$3,556,335
Ling Chow	2018	$500,000	$1,275,345	$1,631,350	$195,344	$3,602,039
General Counsel						
Bruce E. Stern,	2018	$500,000	$955,293	$1,227,800	$207,800	$2,890,893
Executive Officer	2017	$470,000	$838,490	$1,255,420	$192,864	$2,756,774
	2016	$450,000	$712,678	$1,274,087	$184,236	$2,621,001

(1) This column represents the grant date value of performance share unit awards and restricted share unit awards granted in 2018, 2017 and 2016 for 2017, 2016 and 2015 performance, respectively.

(2) This column represents cash incentive compensation for 2018, 2017 and 2016 paid in 2019, 2018 and 2017, respectively and the vesting date value of awards under our Performance Retention Plan (PRP) granted in 2017, 2016, 2015, 2014 and 2013 that vested on December 31 of 2018, 2017 and 2016 and were paid in March 2019, 2018 and 2017, respectively, as further described in the table below. As discussed in "Compensation Discussion and Analysis—Payout Under Performance Retention Plan" above, beginning in February 2015, executive officers no longer receive grants of PRP awards. The last PRP award to most of the executive officers was granted in February 2014 for the 2013 performance year and the last installment of that award vested on December 31, 2017. However, Ms. Chow became an executive officer in 2018 and was granted PRP awards through February 2017. She had PRP awards vest on December 31, 2018, and is expected to have awards continue to vest through December 31, 2020.

	D. Frederico	R. Bailenson	R. Brewer	L. Chow	B. Stern
2018 Cash Incentive Compensation	$3,812,000	$1,949,920	$1,583,715	$1,260,800	$1,227,800
2018 PRP Payout	—	—	—	$370,550	—
Total	$3,812,000	$1,949,920	$1,583,715	$1,631,350	$1,227,800

(3) All Other Compensation for 2018 consists of the benefits set forth in the table below. Contributions to defined contribution retirement plans include contributions with respect to salary and cash incentive compensation. The Miscellaneous category within All Other Compensation includes Bermuda club fees, Bermuda health insurance, gym fees, and executive physicals.

	D. Frederico	R. Bailenson	R. Brewer	L. Chow	B. Stern
Employer Contribution to Retirement Plans	$693,000	$291,375	$242,760	$180,000	$191,750
Bermuda Housing Allowance	$22,043	—	—	—	—
Bermuda Car Allowance	$20,000	—	—	—	—
Bermuda Travel Allowance	$15,000	—	—	—	—
Tax Preparation/Financial Planning	$37,217	$1,100	$21,280	—	$75
Matching Gift Donations	$15,000	$15,000	$15,000	$8,300	$8,550
Business-Related Spousal Travel	$20,163	$7,424	$7,036	$7,044	$3,387
Miscellaneous	$21,512	—	—	—	$4,038
Total	$843,935	$314,899	$286,076	$195,344	$207,800

EMPLOYMENT AGREEMENTS

None of our named executive officers currently have any employment agreements with the Company.

PERQUISITE POLICY

Our Company has established a perquisite policy pursuant to which we provide executive officers certain perquisites that are not available to employees generally. We believe that perquisites we provide to our named executive officers meet certain business objectives and that the benefit our Company receives from providing these perquisites significantly outweighs the cost of providing them. We feel these perquisites minimize distractions to our named executive officers, thereby enabling them to perform their responsibilities more efficiently. These include tax preparation, financial planning (until 2019, when it was eliminated), annual executive medical exams (for persons who became executive officers prior to December 31, 2017) and, for our executive officers located in Bermuda, housing and car allowances, Bermuda club memberships, and family travel stipend. In light of the challenges of the Bermuda market, including travel to and from the island, and the cost of living and maintaining a residence, the Bermuda perquisites are consistent with competitive practices in the Bermuda market and have been necessary for recruitment and retention purposes. Any of these perquisites may be modified by the Compensation Committee without the consent of the executive officers.

Prior to January 1, 2019, we provided tax preparation and financial planning services to maximize the value of Company-provided compensation and to assist our named executive officers with tax compliance in various jurisdictions, especially since some of our named executive officers fulfill their responsibilities to the Company by working outside their home country for a portion of their time. Beginning January 1, 2019, we no longer provide financial planning services.

In determining the total compensation payable to our named executive officers, the Compensation Committee considers perquisites in the context of the total compensation which our named executive officers are eligible to receive. However, given the fact that perquisites represent a relatively small portion of the executive's total compensation, the availability of these perquisites does not materially influence the decisions made by the Compensation Committee with respect to other elements of the total compensation to which our named executive officers are entitled to or which they are awarded.

SEVERANCE POLICY

Our Company has adopted a severance policy for executive officers. For further detail, see the discussion in "Compensation Discussion and Analysis—Post-Employment Compensation—Severance" and "Potential Payments Upon Termination or Change of Control—Change-in-Control Severance". A severance policy enables us to attract and retain top candidates for our executive positions and enables us to have good relations with those executives.

EMPLOYEE STOCK PURCHASE PLAN

We maintain a broad based employee stock purchase plan that gives our eligible employees the right to purchase our Common Shares through payroll deductions at a purchase price that reflects a 15% discount to the market price of our Common Shares on the first or last day of the relevant subscription period, whichever is lower. No participant may purchase more than $25,000 worth of Common Shares under this plan in any calendar year. In 2018, Mr. Frederico, Mr. Stern and two other executive officers participated in the employee stock purchase plan; Mr. Frederico and Mr. Stern participated to the maximum extent possible.

As discussed in "Proposal No. 3: Approval of Employee Stock Purchase Plan, as Amended" on pages 68 to 71, we are presenting a proposal at the Annual General Meeting to amend this plan to increase the number of Common Shares available for delivery.

INDEMNIFICATION AGREEMENTS

We enter into indemnification agreements with our directors and executive officers. These agreements are in furtherance of our Bye-Laws which require us to indemnify our directors and officers for acts done, concurred in or omitted in or about the execution of their duties in their respective offices.

- The indemnification agreements provide for indemnification arising out of specified indemnifiable events, such as events relating to the fact that the indemnitee is or was one of our directors or officers or is or was a director, officer, employee or agent of another entity at our request or relating to anything done or not done by the indemnitee in such a capacity.

- The indemnification agreements provide for advancement of expenses.

- These agreements provide for mandatory indemnification to the extent an indemnitee is successful on the merits. To the extent that indemnification is unavailable, the agreements provide for contribution.

- The indemnification agreements set forth procedures relating to indemnification claims.

- The agreements also provide for maintenance of directors' and officers' liability insurance.

2018 GRANTS OF PLAN-BASED AWARDS

The following table sets forth information concerning grants of plan-based awards for our named executive officers made during 2018.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards[5]
		Target	Maximum	Threshold	Target	Maximum		
Dominic J. Frederico	Feb. 21, 2018[1]	$2,500,000	$5,000,000	—	—	—	—	—
	Feb. 21, 2018[2]	—	—	41,118.5	82,237	164,474	—	$3,753,297
	Feb. 21, 2018[3]	—	—	—	—	—	82,237	$3,112,670
Robert A. Bailenson	Feb. 21, 2018[1]	$1,400,000	$2,800,000	—	—	—	—	—
	Feb. 21, 2018[2]	—	—	10,726.5	21,453	42,906	—	$979,115
	Feb. 21, 2018[3]	—	—	—	—	—	21,453	$811,996
Russell B. Brewer II	Feb. 21, 2018[1]	$1,050,000	$2,100,000	—	—	—	—	—
	Feb. 21, 2018[2]	—	—	7,866	15,732	31,464	—	$718,008
	Feb. 21, 2018[3]	—	—	—	—	—	15,732	$595,456
Ling Chow	Feb. 21, 2018[1]	$1,000,000	$2,000,000	—	—	—	—	—
	Feb. 21, 2018[2]	—	—	4,648	9,296	18,592	—	$424,269
	Feb. 21, 2018[3]	—	—	—	—	—	9,296	$351,854
	Feb. 21, 2018[4]	—	—	—	—	—	13,186	$499,222
Bruce E. Stern	Feb. 21, 2018[1]	$1,000,000	$2,000,000	—	—	—	—	—
	Feb. 21, 2018[2]	—	—	5,721	11,442	22,884	—	$522,213
	Feb. 21, 2018[3]	—	—	—	—	—	11,442	$433,080

(1) Represents a grant of a non-equity incentive compensation award. As described in "Compensation Discussion and Analysis—Executive Compensation Program Structure and Process—Components of Our Executive Compensation Program—Cash Incentive Compensation", the Compensation Committee uses a two-step process for granting and paying annual non-equity incentive compensation awards to executive officers. On the February 21, 2018 grant date, the Compensation Committee granted such non-equity incentive compensation awards to the executive officers pursuant to the LTIP with such awards subject to the satisfaction of a performance goal related to certain performance metrics of the Company. Assuming that such performance goal was met, the second step consists of the Compensation Committee using negative discretion to determine the actual amount of the cash payment. On the grant date, the Compensation Committee adopted the target and maximum payment amounts listed in the table above for any payments pursuant to such awards, as well as a formula for using negative discretion to determine the actual amount of payment. Following certification that the adjusted income goal was met and the application of the formula to each of the executive officers, the Compensation Committee approved the payments described in the Summary Compensation Table for payment of such non-equity incentive compensation awards.

(2) Represents a performance share unit award. The performance share units will vest at the end of a three-year vesting period based on the highest 40-day average share price during the last eighteen months of such period and continued employment through the end of the applicable three-year period, with limited exceptions. The number of performance share units listed in the Threshold column represents the number of performance share units which shall become vested based on achievement of 50% of the performance target (a 40-day average share price of $42 during the last eighteen months of the performance period); the number of performance share units listed in the Target column represents the number of performance share units which shall become vested based on achievement of 100% of the performance target (a 40-day average share price of $46 during the last eighteen months of the performance period); and the number of performance share units listed in the Maximum column represents the number of performance share units which shall become vested based on achievement of 200% of the performance target (a 40-day average share price of $50 during the last eighteen months of the performance period). If at least 50% of the performance target is not achieved during the performance period, all of the performance share units will be forfeited.

(3) Represents a time-based RSU award. Restrictions lapse on the third anniversary of the grant date of the award, subject to continued employment, with limited exceptions.

(4) Represents a time-based RSU award. Restrictions lapse over a four year period on a pro rata basis on each anniversary of the grant date of the award, subject to continued employment, with limited exceptions.

(5) This column discloses the aggregate grant date fair market value computed in accordance with U.S. GAAP, which is $45.64 per target share for performance share units, $37.85 per share for the RSUs vesting after three years and $37.86 per share for the RSUs vesting over four years. For the assumptions used in the valuation, see note 19 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2018.

OUTSTANDING EQUITY AWARDS

The following table sets forth the outstanding equity awards held by our named executive officers as of December 31, 2018.

	Option Awards			Stock Awards				
Name	Number of Securities Underlying Unexercised Options Exercisable	Option Exercise Price (per share)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Dominic J.	100,000	$19.79	2/24/2020	—		—	—		—
Frederico	—	—	—	102,965	(1)	$3,941,500	—		—
	—	—	—	205,930	(2)	$7,883,000	—		—
	—	—	—	69,270	(3)	$2,651,656	—		—
	—	—	—	—		—	34,635	(4)	$1,325,828
	—	—	—	82,237	(5)	$3,148,032	—		—
	—	—	—	—		—	41,119	(6)	$1,574,035
Robert A.	20,000	$19.79	2/24/2020	—		—	—		—
Bailenson	6,835	$19.24	2/7/2020	—		—	—		—
	—	—	—	22,652	(1)	$867,119	—		—
	—	—	—	45,304	(2)	$1,734,237	—		—
	—	—	—	16,373	(3)	$626,758	—		—
	—	—	—	—		—	8,187	(4)	$313,398
	—	—	—	21,453	(5)	$821,221	—		—
	—	—	—	—		—	10,727	(6)	$410,630
Russell B.	—	—	—	22,652	(1)	$867,119	—		—
Brewer II	—	—	—	45,304	(2)	$1,734,237	—		—
	—	—	—	13,854	(3)	$530,331	—		—
	—	—	—	—		—	6,927	(4)	$265,166
	—	—	—	15,732	(5)	$602,221	—		—
	—	—	—	—		—	7,866	(6)	$301,110
Ling	2,500	$19.79	2/24/2020	—		—	—		—
Chow	6,200	$19.24	2/7/2020	—		—	—		—
	3,898	$21.88	2/5/2021	—		—	—		—
	—	—	—	9,296	(5)	$355,851	—		—
	—	—	—	—		—	4,648	(6)	$177,925.44
	—	—	—	1,981	(7)	$75,833	—		—
	—	—	—	5,119	(8)	$195,955	—		—
	—	—	—	7,243	(9)	$277,262	—		—
	—	—	—	13,186	(10)	$504,760	—		—

	Option Awards			Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Option Exercise Price (per share)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Bruce E.	10,000	$19.79	2/24/2020	—	—	—	—
Stern	8,202	$19.24	2/7/2020	—	—	—	—
	—	—	—	14,415 (1)	$551,806	—	—
	—	—	—	28,830 (2)	$1,103,612	—	—
	—	—	—	8,816 (3)	$337,476	—	—
	—	—	—	—	—	4,408 (4)	$168,738
	—	—	—	11,442 (5)	$438,000	—	—
	—	—	—	—	—	5,721 (6)	$219,000

(1)   These units were granted on February 24, 2016, and vested on February 24, 2019.

(2)   These units were granted on February 24, 2016, and vested on February 24, 2019. Vesting was based on the highest 40-day average price of our Common Shares during the last eighteen months of the three year performance period. As of December 31, 2018, the highest 40-day average price of our Common Shares during the last eighteen months of the performance period was $43.85. Accordingly, 200% of the units vested.

(3)   These units were granted on February 22, 2017, and will vest on February 22, 2020, subject to continued employment, with limited exceptions.

(4)   These units were granted on February 22, 2017, and will vest on February 22, 2020, subject to continued employment, with limited exceptions and achievement of performance goals, as defined. These units will vest based on the highest 40-day average price of our Common Shares during the last eighteen months of the three year performance period. As of December 31, 2018, the highest 40-day average price of our Common Shares during the last eighteen months of the performance period was $41.55. Accordingly, none of the units will vest unless the highest 40-day average price of our Common Shares during the last eighteen months of the three year performance period exceeds $42, subject to the other conditions of the performance equity and not before the end of the three-year performance period.

(5)   These units were granted on February 21, 2018, and will vest on February 21, 2021, subject to continued employment, with limited exceptions.

(6)   These units were granted on February 21, 2018, and will vest on February 21, 2021, subject to continued employment, with limited exceptions and achievement of performance goals, as defined. These units will vest based on the highest 40-day average price of our Common Shares during the last eighteen months of the three year performance period. Accordingly, none of the units will vest unless the highest 40-day average price of our Common Shares during the last eighteen months of the three year performance period exceeds $42, subject to the other conditions of the performance equity and not before the end of the three-year performance period.

(7)   These units were granted on February 4, 2015, and vested on February 4, 2019.

(8)   These units were granted on February 24, 2016. One half of these units vested on February 24, 2019. The remaining half of these units will vest on February 24, 2020, subject to continued employment, with limited exceptions.

(9)   These units were granted on February 22, 2017. One third of these units vested on February 22, 2019. One third of these units will vest on February 22, 2020, subject to continued employment, with limited exceptions. The remaining one third of these units will vest on February 22, 2021, subject to continued employment, with limited exceptions.

(10)   These units were granted on February 21, 2018. One fourth of these units vested on February 21, 2019. One fourth of these units will vest on February 21, 2020, subject to continued employment, with limited exceptions. One fourth of these units will vest on February 21, 2021, subject to continued employment, with limited exceptions. The remaining one fourth of these units will vest on February 21, 2022, subject to continued employment, with limited exceptions.

2018 OPTION EXERCISES AND STOCK VESTED

The following table provides information concerning option exercises by, and vesting of restricted stock awards of, our named executive officers during 2018.

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise[1] | Value Realized on Exercise[2] | Number of Shares Acquired on Vesting[3] | Value Realized on Vesting[4] |
Name				
Dominic J. Frederico	412,055	$8,332,930	263,877	$9,285,832
Robert A. Bailenson	16,723	$484,221	58,641	$2,063,577
Russell B. Brewer II	29,362	$689,374	52,776	$1,857,187
Ling Chow	6,241	$195,026	7,434	$270,310
Bruce E. Stern	6,723	$141,183	35,184	$1,238,125

(1)   This column represents gross shares exercised, not reduced by shares withheld to pay for personal income tax and not reduced by shares swapped to pay for the option price.

(2)   The value realized on exercise represents the value of gross shares received, not reduced by shares withheld to pay for personal income tax, but reduced by shares swapped to pay for the option price.

(3)   This column represents gross shares vesting, not reduced by shares withheld to pay for personal income tax.

(4)   The value of a restricted share upon vesting is the fair market value of the stock on the vesting date. This column represents the value of gross shares vesting, not reduced by shares withheld to pay for personal income tax.

NON-QUALIFIED DEFERRED COMPENSATION

The following table sets forth information concerning nonqualified deferred compensation of our named executive officers. The amounts set forth in this table include only contributions made and earnings received during 2018 and do not include contributions and earnings with respect to the 2018 non-equity incentive compensation paid in 2019.

Name	Executive Contributions in Last FY[1]	Registrant Contributions in Last FY[2]	Aggregate Withdrawals/ Distributions	Aggregate Earnings in Last FY	Aggregate Balance at Last FYE[3]
Dominic J. Frederico	$330,000	$660,000	—	-$841,878	$8,198,857[4]
Robert A. Bailenson	$129,188	$258,375	—	$58,858	$4,251,324
Russell B. Brewer II	$104,880	$209,760	—	$122,607	$4,430,727
Ling Chow	$73,500	$147,000	—	-$88,665	$1,754,661
Bruce E. Stern	$79,375	$158,750	—	$30,986	$2,576,665

(1)   The amounts in this column are also included in the Summary Compensation Table, in the Salary column and in the Non-Equity Incentive Plan Compensation column.

(2)   The amounts in this column are included in the Summary Compensation Table, in the All Other Compensation column as the employer contribution to the retirement plans.

(3)   Of the totals in this column plus, for Mr. Frederico $12,577,909 distributed on January 6, 2017, the following totals have been previously reported in the Summary Compensation Table for previous years:

Name	2018 Amount	2017 Amount
Dominic J. Frederico	$9,458,049	$8,472,020
Robert A. Bailenson	$2,005,511	$1,639,319
Russell B. Brewer II	$1,139,127	$876,354
Ling Chow	—	—
Bruce E. Stern	$555,429	$344,439

(4) $1,612,387 was assumed from the ACE Limited Supplemental Retirement Plan at our 2004 initial public offering.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following tables quantify the potential payments upon termination that our named executive officers would receive assuming that the relevant termination event had occurred on December 31, 2018. The last table quantifies the potential payments upon an involuntary termination without cause and a change of control that our named executive officers would receive assuming that both the termination without cause and change in control had occurred on December 31, 2018.

TERMINATION DUE TO DEATH OR DISABILITY

Name	Unvested PRP	Unvested RSUs	Unvested PSUs[1]	Total
Dominic J. Frederico	—	$9,741,188	$10,026,686	$19,767,874
Robert A. Bailenson	—	$2,315,098	$2,269,453	$4,584,551
Russell B. Brewer II	—	$1,999,671	$2,147,236	$4,146,907
Ling Chow	$337,500	$1,409,661	$101,718	$1,848,879
Bruce E. Stern	—	$1,327,282	$1,382,080	$2,709,362

(1)   The value of the PSUs for this table was determined as if the applicable performance period ended on December 31, 2018. The portion of the PSUs which ultimately would become vested may vary from this assumed amount depending on the actual price of our Common Shares through the remainder of the actual performance period and the value of our Common Share on the date of distribution.

TERMINATION DUE TO RETIREMENT

Name	Unvested PRP	Unvested RSUs	Unvested PSUs[1]	Total
Dominic J. Frederico	—	$6,282,980	$10,026,686	$16,309,666
Robert A. Bailenson[2]	—	—	—	—
Russell B. Brewer II	—	$1,323,631	$2,147,236	$3,470,867
Ling Chow[3]	—	—	—	—
Bruce E. Stern	—	$857,965	$1,382,080	$2,240,045

(1)   The value of the PSUs for this table was determined as if the applicable performance period ended on December 31, 2018. The portion of the PSUs which ultimately would become vested may vary from this assumed amount depending on the actual price of our Common Shares through the remainder of the actual performance period and the value of our Common Share on the date of distribution.

(2)   Mr. Bailenson had not reached retirement age by December 31, 2018. Upon retirement, Mr. Bailenson will become pro-rata vested in respect of his unvested RSUs and PSUs.

(3)   Ms. Chow had not reached retirement age by December 31, 2018. Upon retirement, Ms. Chow will become fully vested in respect of her unvested PRP, partially vested in respect of her unvested RSUs and pro-rata vested in respect of her unvested PSUs.

TERMINATION WITHOUT CAUSE PAYMENTS [1]

Name	Salary Continuation	Cash Incentive Compensation	Benefits	Unvested RSUs	Unvested PSUs[2]	Total
Dominic J. Frederico	$1,250,000	$4,341,646	$45,354	$9,741,188	$10,026,686	$25,404,874
Robert A. Bailenson	$700,000	$1,549,442	$35,298	$2,315,098	$2,269,453	$6,869,291
Russell B. Brewer II	$525,000	$1,276,217	$35,298	$1,999,671	$2,147,236	$5,983,422
Ling Chow	$500,000	$758,333	$35,298	$355,851	$101,718	$1,751,200
Bruce E. Stern	$500,000	$987,880	$24,237	$1,327,282	$1,382,080	$4,221,479

(1)   No unvested PRP payments are payable upon a termination without cause.

(2)   The value of the PSUs for this table was determined as if the applicable performance period ended on December 31, 2018. The portion of the PSUs which ultimately would become vested may vary from this assumed amount depending on the actual price of our Common Shares through the remainder of the actual performance period and the value of our Common Share on the date of distribution.

CHANGE-IN-CONTROL SEVERANCE [1]

Name	Salary Continuation	Cash Incentive Compensation	Benefits	Unvested RSUs	Unvested PSUs [2]	Total
Dominic J. Frederico	$1,250,000	$4,341,646	$45,354	$9,741,188	$9,818,709	$25,196,897
Robert A. Bailenson	$700,000	$1,549,442	$35,298	$2,315,098	$2,191,771	$6,791,609
Russell B. Brewer II	$525,000	$1,276,217	$35,298	$1,999,671	$2,121,379	$5,957,565
Ling Chow	$500,000	$758,333	$35,298	$1,409,661	—	$2,703,292
Bruce E. Stern	$500,000	$987,880	$24,237	$1,327,282	$1,349,970	$4,189,369

(1)   No unvested PRP payments are payable upon a change in control.

(2)   For PSUs, the applicable performance period would end on the date of a change in control and the amount which would become vested would be determined based on the performance through such date.

The salary continuation, cash incentive compensation and benefits columns in the Termination Without Cause Payments table and the Change-in-Control Severance table represent amounts that would be payable to each executive officer under the terms of the severance policy for executive officers. Under the terms of the policy, each named executive officer receives one year of salary, the average of the last three annual cash incentive compensation amounts, a pro-rata annual cash incentive compensation payment for the year of termination and one year of benefits which represent medical plan and dental plan premiums paid by our Company at the same level as was paid just prior to termination.

For the purpose of these tables, the value of RSUs and PSUs has been determined by multiplying the number of shares of that would have become vested on December 31, 2018 based on each applicable termination described above and based on target performance or the actual performance determined as if the performance period ended on such date by the closing price of our Common Shares on December 31, 2018, which was $38.28.

In addition to the amounts listed in the tables, upon a termination of employment for any of the reasons described above, the executives would be entitled to distributions from the qualified and non-qualified defined contribution retirement plans maintained by the Company and affiliates. For the named executive officers, the aggregate qualified and non-qualified defined contribution retirement account balances as of December 31, 2018 for Mr. Frederico, Mr. Bailenson, Mr. Brewer, Ms. Chow and Mr. Stern are as follows, respectively: $8,944,188, $6,416,742, $7,633,346, $3,071,904 and $4,020,789. Retirement account balances will be paid upon termination in accordance with the terms of the plans, as described below.

If an executive officer had been terminated for cause on December 31, 2018, he or she would not have received any severance payments and would have forfeited all unvested PRP, RSUs and PSUs, receiving only salary payments through the termination date and vested retirement benefits under our Company's retirement plans.

Severance payments, restricted stock vesting and retirement plan contributions assume no subsequent employment after termination. Certain rights to vesting and distributions following retirement or a termination without cause are subject to continued compliance with applicable restrictive covenants and may be forfeited by the executive in the event of a violation of such covenants (and in certain circumstances, the executive may be required to repay certain amounts in the event of a violation of such covenants).

CEO PAY RATIO

In 2018, the annual total compensation of Dominic J. Frederico, our President and Chief Executive Officer was $12,771,902. The annual total compensation of our median employee was $250,144. As a result, the ratio of the annual total compensation of our CEO to our median employee was 51.1 to 1.

We identified the median employee by examining the 2018 annual total compensation for all individuals, excluding our CEO, who were employed by us on December 31, 2018. We included all employees, whether employed on a full-time or part-time basis, and including all employees resident outside of the U.S. We did not make any assumptions, adjustments or estimates with respect to annual total compensation. We annualized the compensation for any full-time employees who were not employed by us for all of 2018. We calculated the total compensation for our CEO and all of our employees excluding our CEO using the same methodology we use to calculate Total Annual Compensation for our named executive officers as set forth in the 2018 Summary Compensation table on page 53 earlier in this proxy statement.

NON-QUALIFIED RETIREMENT PLANS

All the executive officers participate in a non-qualified defined contribution retirement plan through an Assured Guaranty employer. These plans generally permit distributions only following a participant's termination of employment, and each of the plans imposes some additional restrictions on distributions as described below. A change in control under the current provisions of these plans does not entitle a participant to payment. Below is an overview of each plan.

AG US GROUP SERVICES INC. SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN (AGUS SERP)

The AG US Group Services Inc. Supplemental Executive Retirement Plan, which we refer to as the AGUS SERP, is a non-qualified retirement plan for higher-paid employees. Internal Revenue Code provisions, such as the annual limit on employee deferrals, limit the amount of contributions that these employees may make or have made on their behalf to the qualified AG US Group Services Inc. Employee Retirement Plan. Contributions credited to this supplemental plan mirror the employee contributions, employer matching contributions, and 6% employer contributions that would have been made under the AG US Group Services Inc. Employee Retirement Plan had the Internal Revenue Code provisions not limited the contributions. The plan also permits discretionary employer contributions.

- A participant does not vest in employer contributions until he or she has completed one year of service, but the participant will vest earlier if he or she dies or attains age 65 while employed by a specified Assured Guaranty employer.

- Distribution of a participant's account balances will be made as a lump sum. However, a participant may elect to receive payment of his or her account balances in annual installments over a period not exceeding five years, but only if, at the time of termination, the participant has attained age 55 and completed at least five years of service, and the amount of the participant's account balances is at least $50,000.

- A participant who is considered to be a specified employee as defined in Section 409A of the Internal Revenue Code and whose payment of benefits begins by reason of termination of employment may not begin to receive such payment until six months after termination of employment.

INCENTIVE PLANS

All the executive officers have previously received awards pursuant to our Company's long-term incentive plan and in prior years received awards under our Company's PRP. For the 2018 performance year, in 2019, the executive officers received a grant of performance share units and RSUs as described below, but did not receive a grant of PRP. Below is an overview of the plans.

ASSURED GUARANTY LTD. 2004 LONG-TERM INCENTIVE PLAN

The 2004 Long-Term Incentive Plan, as amended, provides for the grant of non-qualified and incentive stock options, stock appreciation rights, full value awards, which include awards such as restricted shares, RSUs or performance share units, and cash incentive awards to employees selected by the Compensation Committee. The Compensation Committee specifies the terms of the award, including the vesting period applicable to the award, at the time it grants the award to the employee, and includes the terms in an award agreement between the employee and our Company.

- Performance share units were granted in 2015 through 2019 that will vest at the end of a three-year performance period if certain performance conditions are satisfied (for PSUs granted through 2018, based on the highest 40-day average share price during the last eighteen months of such period exceeding certain share price hurdles, and for PSUs granted in 2019, based on growth in core adjusted book value per share relative to a target and on TSR relative to the Index) and if the participant continues to be employed through the end of such three-year period, with limited exceptions as described below.

  The participant is entitled to pro-rata vesting of the performance share units in the event of termination prior to the end of the vesting period due to death or disability, an involuntary termination without cause, a voluntary termination for good reason or, a voluntary termination due to retirement, if certain requirements are met and if, and only to the extent that, the performance conditions are satisfied at the end of the applicable performance period. In the event of a change in control, the performance share units vest only to the extent that the performance conditions are satisfied at the time of the change in control and only if the participant remains employed through the end of the three-year performance period, provided, however that the vesting of the performance share units shall be accelerated following such change in control in the event of termination following the change in control but prior to the end of the vesting period due to death or disability, an involuntary termination without cause, a voluntary termination for good reason or in the event that the acquirer does not agree to continue such award following the change in control.

- RSUs were granted from 2016 through 2019 that will vest at the end of a three-year vesting period if the participant remains employed through the end of such period. Such vesting may be accelerated in the event of termination prior to the end of the vesting period due to death or disability or in the event of a change in control where the acquirer does not agree to continue such award following the change in control. Additionally, the participant may remain entitled to continued vesting of such RSUs following an involuntary termination without cause, a voluntary termination for good reason or a voluntary termination due to retirement during the vesting period if certain requirements are met, including the participant signing of a release of claims against our Company and continuing to comply with applicable restrictive covenants.

ASSURED GUARANTY LTD. PERFORMANCE RETENTION PLAN

The Performance Retention Plan was established in 2006 to permit the grant of cash-based awards to selected employees and give to the Compensation Committee greater flexibility in establishing the terms of performance retention awards, including the ability to establish different performance periods and performance objectives. PRP awards may be treated as nonqualified deferred compensation subject to the rules of Section 409A of the Internal Revenue Code. The PRP is a sub-plan under our Company's Long-Term Incentive Plan (enabling awards under the plan to be performance based compensation exempt from the $1 million limit on tax deductible compensation).

From 2008 through 2014, our Company integrated PRP awards into its long-term incentive compensation program for the executive officers and certain selected employees. The executive officers stopped receiving PRP awards beginning in 2015 and the last outstanding PRP award to anyone who was an executive officer as of December 31, 2017 vested on December 31, 2017. However, Ms. Chow was granted PRP awards before becoming an executive officer, including in February 2017, so her last PRP award is expected to vest on December 31, 2020. Generally, each PRP award is divided into three installments, with 25% of the award allocated to a performance period that includes the year of the award and the next year, 25% of the award allocated to a performance period that includes the year of the award and the next two years, and 50% of the award allocated to a performance period that includes the year of the award and the next three years. Each installment of an award vests if the participant remains employed through the end of the performance period for that installment (or vests on the date of the participant's death, disability, or retirement if that occurs during the performance period). Payment for each performance period is made at the end of that performance period. One half of each installment is increased or decreased in proportion to the increase or decrease of core ABV per share during the performance period, and one half of each installment is increased or decreased in proportion to the core operating ROE during the performance period. However, if, during the performance period, a participant dies or becomes permanently disabled while employed, the amount for any such incomplete performance period shall equal the portion of the award allocated to such performance period. Core operating ROE and core ABV are defined in each PRP award agreement.

EQUITY COMPENSATION PLANS INFORMATION

The following table summarizes our equity compensation plans as of December 31, 2018:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	401,180[1]	$18.80	9,828,933[2]
Equity compensation plans not approved by security holders	N/A	N/A	N/A
TOTAL	401,180	$18.80	9,828,933

(1)   Includes Common Shares to be issued upon exercise of outstanding stock options and performance stock options granted under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan. Does not include purchase rights currently accruing under the Assured Guaranty Ltd. Employee Stock Purchase Plan because the purchase price (and therefore the number of shares to be purchased) will not be determined until the end of the purchase period, which is June 30, 2019. The purchase price under such plan is generally 85% of the lower of the fair market value of a Common Share on the first day of the subscription period or on the exercise date.

(2)   Includes 49,639 Common Shares reserved for issuance under the Assured Guaranty Ltd. Employee Stock Purchase Plan. Includes 9,779,294 Common Shares available for stock options, restricted stock awards, RSUs, performance stock options and performance share units reserved for future issuance under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan. The grants of dividend equivalents of RSUs have reduced the number of shares available for future issuance.

AUDIT COMMITTEE REPORT

The Audit Committee consists of four members of the Board of Directors. After reviewing the qualifications of the current members of the Audit Committee and any relationships they may have with our Company that might affect their independence from our Company, the Board of Directors has determined that:

- each Audit Committee member is independent, as that concept is defined in Section 10A of the Exchange Act, the SEC rules promulgated thereunder, and the NYSE listing standards, of our Company and our management;

- each Audit Committee member is financially literate, as contemplated by the NYSE listing standards; and

- Mr. Buhl, Mr. Jones and Mr. O'Kane are audit committee financial experts, as that term is defined under Item 407(d) of Regulation S-K.

The Audit Committee operates under a written charter approved by the Board of Directors, a copy of which is available on our website at www.assuredguaranty.com/governance. Each year, the Audit Committee reviews the charter and reports to the Board of Directors on its adequacy. As more fully described in the charter, the primary purpose of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of our financial statements and financial reporting process; our compliance with legal and regulatory requirements and ethics programs as established by management; the system of internal accounting and financial controls; the audit process; the role and performance of our internal audit process; and the performance, qualification and independence of our independent auditor.

The Audit Committee annually evaluates the performance of our Company's independent auditor and provides assistance to the members of the Board of Directors in fulfilling their oversight of the financial reporting practices, including satisfying obligations imposed by Section 404 of the Sarbanes Oxley Act of 2002, and the financial statements of our Company. The Audit Committee selects the independent auditor for the Board of Directors to recommend to the shareholders to appoint. Our Company's current independent auditor is PricewaterhouseCoopers LLP, which we refer to as PwC.

PwC has served as our independent auditor since 2003. The Audit Committee believes there are significant benefits to having an independent auditor with an extensive history with the Company, including higher quality audit work and accounting advice, due to PwC's institutional knowledge of our business and operations, accounting policies and financial systems, and internal control framework and operational efficiencies.

Subject to our Company's shareholders' statutory right to set the terms of engagement for our independent auditor, including setting the remuneration of the independent auditor and authorizing the Board of Directors, through the Audit Committee, annually to set such terms of engagement, the Audit Committee contracts with and sets the fees paid to our independent auditor. The fees for services for PwC's audit services the past two fiscal years are set forth under Proposal No. 3: Appointment of Independent Auditor. Audit fees relate to professional services rendered for the audit of our consolidated financial statements, audits of the statutory financial statements of certain subsidiaries, review of quarterly consolidated financial statements and audit of internal control over financial reporting as required under Sarbanes Oxley Section 404.

The Audit Committee also determines that the non-audit services provided to our Company by the independent auditor are compatible with maintaining the independence of the independent auditor. The Audit Committee's pre-approval policies and procedures are discussed under Proposal No. 3: Appointment of Independent Auditor.

The Audit Committee annually conducts an evaluation of the independent auditor to determine if it will recommend the retention of the independent auditor. The Audit Committee is also involved in evaluating the qualifications and performance of the engagement team and lead partner. As part of the evaluation of the independent auditor, the engagement team and lead partner, the Audit Committee surveys select Company management and all members of the Audit Committee to evaluate the historical and recent performance of the independent auditor and to determine if the independent auditor is meeting our Company's expectations. Among other things, the Audit Committee considers PwC's independence, professional skepticism and objectivity, the quality and candor of PwC's communications with the Audit Committee and management, the quality and efficiency of the services provided by PwC, and the depth of PwC's understanding of the Company's business, operations and systems, including the potential effect on the financial statements of major risk and exposures facing the Company. In addition, the Audit Committee obtains and reviews, at least annually, a report by the independent auditor describing:

- the firm's internal quality-control procedures;

- any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation of the firm by governmental or professional authorities, within the preceding five years, and any steps taken to deal with any such issues; and

- to assess the independent auditors' independence, all relationships between the independent auditor and the Company.

The Audit Committee is also involved in evaluating the qualifications and performance of the engagement team and the lead partner. The Audit Committee considers the experience of the independent auditor in auditing companies in the financial guaranty insurance industry and considers the effect of changing independent auditors when assessing whether to retain the current independent auditor. Based upon the foregoing, and in light of the quality of audit services and sufficiency of resources provided, the Audit Committee believes choosing PwC as our Company's independent auditor would be in the best interest of the Company and its shareholders and recommends the retention of PwC as our Company's independent auditor for 2019.

Our Company's management prepares our consolidated financial statements in accordance with U.S. GAAP and is responsible for the financial reporting process that generates these statements. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting and for performing an assessment of the effectiveness of these controls. PwC audits our year-end financial statements and reviews interim financial statements. PwC also audits the effectiveness of our internal controls over financial reporting. The Audit Committee, on behalf of the Board of Directors, monitors and reviews these processes, acting in an oversight capacity relying on the information provided to it and on the representations made to it by our management, PwC and other advisors. We have also retained Ernst & Young LLP, which we refer to as E&Y, to provide services to support our Company's internal audit program and compliance with Section 404 of the Sarbanes Oxley Act of 2002.

During the last year, and earlier this year in preparation for the filing with the SEC of the Company's Form 10-K, the Audit Committee:

- reviewed and discussed the audited financial statements contained in the Form 10-K with management and PwC;

- reviewed and discussed our quarterly earnings press releases and related materials;

- reviewed the overall scope and plans for the internal and independent audits and the results of such audits;

- reviewed critical accounting estimates and policies and the status of our loss reserves;

- reviewed and discussed our compliance with our conflict of interest, regulatory compliance and code of conduct policies with the General Counsel or Chief Compliance Officer;

- reviewed and discussed our underwriting and risk management with the Chief Risk Officer, the Chief Surveillance Officer and the Chief Credit Officer, coordinating the oversight of underwriting and risk management with the Risk Oversight Committee;

- reviewed our compliance with the requirements of Sarbanes Oxley Section 404 and our internal controls over financial reporting, including controls to prevent and detect fraud;

- reviewed our whistleblower policy and its application;

- discussed with PwC all the matters required to be discussed by U.S. GAAP, including those described in Auditing Standard No. 1301, Communications with Audit Committees, such as:

  - PwC's judgments about the quality, not just the acceptability, of our Company's accounting principles as applied in our financial reporting;

  - methods used to account for significant unusual transactions;

  - the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

  - the process used by management in formulating particularly sensitive accounting estimates and the basis for PwC's conclusions regarding the reasonableness of those estimates;

  - disagreements with management (of which there were none) over the application of accounting principles, the basis for management's accounting estimates, and disclosures in the financial statements; and

  - any significant audit adjustments and any significant deficiencies in internal control;

- reviewed all other material written communications between PwC and management; and

- discussed with PwC their independence from our Company and management, including a review of audit and non-audit fees, and reviewed in that context the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence.

At each quarterly meeting, E&Y has the opportunity to address pending issues with the Audit Committee and semi-annually specifically reviews the results of internal audits and the overall internal audit program.

At each meeting, the Audit Committee meets in executive session (*i.e.,* without management present) with representatives of PwC to discuss the results of their examinations and their evaluations of our internal controls and overall financial reporting. Similar executive sessions are held at least semi-annually with representatives of E&Y. In addition, the Audit Committee meets regularly with certain members of senior management in separate sessions.

Based on the review and discussions referred to above, and in reliance on the information, opinions, reports or statements presented to the Audit Committee by our Company's management and PwC, the Audit Committee recommended to the Board of Directors that the December 31, 2018 audited consolidated financial statements be included in our Company's Annual Report on Form 10-K.

The foregoing report has been approved by the Audit Committee.

> G. Lawrence Buhl, Chairman
> Thomas W. Jones
> Alan J. Kreczko
> Michael T. O'Kane

PROPOSAL NO. 2:
ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

Our shareholders have the opportunity to cast an advisory (nonbinding) vote to approve the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's compensation disclosure rules. This vote is being conducted in accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC. Proposal No. 2 is Item 2 on the proxy card.

As described in detail under the heading "Executive Compensation—Compensation Discussion and Analysis," our executive compensation program is designed to attract, motivate, and retain talented executives who possess the skills required to formulate and drive our Company's strategic direction and achieve annual and long-term performance goals necessary to create shareholder value. The program seeks to align executive compensation with shareholder value on an annual and long-term basis through a combination of base pay, annual incentives and long-term incentives. The Compensation Committee continually reviews the compensation programs for our named executive officers to ensure they achieve the desired goals of aligning our executive compensation structure with our shareholders' interests and current market practices. Please read the "Compensation Discussion and Analysis" discussion for additional details about our executive compensation programs, including information about the fiscal year 2018 compensation of our named executive officers.

We believe that our executive compensation programs are structured in the best manner possible to support our Company and our business objectives. We are asking our shareholders to indicate their support for our named executive officer compensation as described on pages 19 to 59 of this proxy statement, which include the "Compensation Discussion and Analysis" section and the compensation tables and related narrative disclosure. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement.

 **The board of directors recommends that you vote "FOR" the following resolution at the Annual General Meeting:**

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the compensation discussion and analysis, the compensation tables and any related material disclosed in this proxy statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

The say-on-pay vote is advisory, and therefore not binding on our Company, the Compensation Committee or the Board of Directors. However, the Board of Directors and the Compensation Committee value the opinions of our shareholders and will review the voting results carefully. To the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns. As described in the preceding Compensation Discussion and Analysis, this year the Compensation Committee made changes to the named executive officer compensation program in response to last year's say-on-pay result and based on shareholder feedback and advice from Cook.

PROPOSAL NO. 3:
APPROVAL OF EMPLOYEE STOCK PURCHASE PLAN AS AMENDED

We will present a proposal at the Annual General Meeting to approve the Assured Guaranty Ltd. Employee Stock Purchase Plan (which, as amended from time to time, we refer to as the ESPP), as amended through the third amendment to the ESPP, which we refer to as the Third Amendment. Proposal No. 3 is Item 3 on the Proxy Card.

On February 27, 2019, the Board of Directors adopted the Third Amendment, subject to our shareholders' approval. The Third Amendment will increase the number of Assured Guaranty Ltd. Common Shares reserved for delivery under the ESPP by 250,000 Common Shares, for a total of 850,000 Common Shares, and will become effective if the shareholders approve it. A summary of the material provisions of the ESPP is set forth below. A copy of the ESPP, as amended through the Third Amendment, is set forth in Exhibit A.

The ESPP became effective as of November 4, 2004. As of February 28, 2019, under the current plan limit of 600,000 Common Shares, 49,639 shares remained available for future issuance under the ESPP.

The ESPP is a broad-based plan that gives our eligible employees who elect to participate the right to purchase our Common Shares using amounts deducted from their pay during consecutive "subscription periods." The ESPP is intended to qualify as an "employee stock purchase plan" under IRC Section 423, and therefore offers favorable tax treatment for certain purchases of our Common Shares made under the ESPP. For more information, see "United States Income Tax Considerations" below in this section. The first subscription period began January 1, 2005.

If our shareholders do not approve the ESPP as amended through the Third Amendment, the increase in shares will not take effect, and only a limited number of our Common Shares will be available for purchase under the ESPP in 2019 and beyond.

PURPOSE

The purpose of the ESPP is to provide our eligible employees with an opportunity to purchase our Common Shares through accumulated payroll deductions. Because the Board of Directors believes it is important for our employees to have an equity interest in our Company, the Board of Directors has approved the Third Amendment in order to increase the number of our Common Shares available for purchase under the ESPP, and is recommending it to shareholders for approval.

GENERAL DESCRIPTION

The ESPP provides that it will be administered by a committee of two or more members of the Board of Directors of the Company who are selected by the Board. The Board has designated the Compensation Committee to serve as the committee administering the ESPP. The Compensation Committee has the authority to manage and control the operation and administration of the ESPP, including the authority to interpret the ESPP and to establish, amend and rescind rules and regulations relating to the ESPP. The Compensation Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers under the ESPP to any person or persons selected by it, subject to certain limitations. Any such allocation or delegation may be revoked by the Compensation Committee at any time.

If our shareholders approve the Third Amendment, the maximum number of our Common Shares available for sale under the ESPP will be 850,000. The Common Shares with respect to which awards may be made under the ESPP will be:

- shares currently authorized but unissued or
- shares purchased in the open market by one of our direct or indirect wholly-owned subsidiaries (as determined by the President, Chief Financial Officer or General Counsel of our Company). We may contribute to the subsidiary an amount sufficient to accomplish the purchase in the open market of the Common Shares to be acquired (as determined by the Chairman or any Executive Vice President of the Company).

Subject to the requirements of Internal Revenue Code Section 423, the Compensation Committee will adjust the number of shares available under the ESPP for any subdivision or consolidation of shares or other capital readjustment, payment of stock dividend, stock split, combination of shares or recapitalization or any other increase or reduction of the number of Common Shares outstanding that is effected without receiving compensation therefor in money, services or property.

If our shareholders receive any Common Shares or other securities or property pursuant to any reorganization, merger, consolidation or plan of exchange with another corporation, or if we distribute securities of another corporation to our shareholders, then, subject to the requirements of IRC Section 423, an appropriate number of shares of each class of stock or amount of other securities or property which were distributed to our shareholders in respect of such shares will be substituted for the shares subject to outstanding rights to purchase Common Shares under the ESPP.

Except as otherwise permitted under IRC Section 424 and SEC Rule 16b-3, neither the amount of any payroll deductions made with respect to a participant's compensation nor any participant's rights to purchase Common Shares under the ESPP may be pledged or hypothecated, nor may they be assigned or transferred other than by will and the laws of descent and distribution. During the lifetime of the participant, the rights provided to the participant under the ESPP may be exercised only by the participant.

The ESPP is not subject to the Employee Retirement Income Security Act of 1974, as amended or qualified under IRC Section 401(a).

DURATION, AMENDMENT AND TERMINATION

The ESPP will be unlimited in duration unless it is terminated pursuant to its provisions, which provide that the Board may amend or terminate the ESPP at any time. With limited exceptions specified in the ESPP, no amendment or termination of the ESPP may adversely affect the rights of a participant with respect to Common Shares that have been purchased before such amendment is adopted by the Board. No amendment of the ESPP may be made without approval of the shareholders of the Company to the extent that such approval is required to maintain compliance with the requirements of Section 423 of the Internal Revenue Code.

ELIGIBILITY

All employees of our Company and each of our subsidiaries which, with our consent, adopts the ESPP for the benefit of its eligible employees (which we refer to collectively as the Employers) who have been employed for more than 500 hours and for longer than six months, and whose customary employment is greater than 20 hours per week and more than five months in any calendar year, are eligible to participate in the ESPP. However, only those individuals employed by the Employers on the first day of a subscription period may participate in the ESPP during that subscription period. In addition, certain restrictions apply to employees who own, or who would own upon the exercise of any rights extended under the ESPP and the exercise of any other options (whether qualified or non-qualified), shares possessing 5% or more of the total combined voting power or value of all classes of our stock or of any parent or subsidiary corporation. Certain restrictions also apply to employees whose rights to purchase Common Shares under all employee stock purchase programs the Employers maintain would accrue at a rate that exceeds $25,000 of fair market value (determined at the time the purchase rights are granted) for each calendar year in which the purchase rights are outstanding. As of February 28, 2019, our Company and our subsidiaries had approximately 306 employees eligible to participate in the ESPP.

PARTICIPATION

The ESPP gives participants the right to purchase our Common Shares using amounts deducted from their pay during consecutive "subscription periods." The Compensation Committee, with the approval of the Board, has established six-month subscription periods that will begin on January 1 and July 1 of each year. The Compensation Committee has the authority to change the length and/or frequency of the subscription periods, but the periods may not extend beyond one year.

Eligible employees can become participants in the ESPP for any subscription period by filing a written payroll deduction authorization (referred to as a "subscription agreement" or an "enrollment form") with the Compensation Committee. The subscription agreements authorize payroll deductions from the employees' pay for contributions to the ESPP for that subscription period.

When participants file subscription agreements, their participation in the ESPP generally begins on the first day of the subscription period to which their subscription agreements relate and continues until the end of the subscription period or, if earlier, until the participants elect to terminate participation as described below or until the ESPP is terminated. At the time participation begins for a subscription period, participants are granted an "option" to purchase our Common Shares on the exercise date for that subscription period. The amount of Common Shares to be purchased is determined based on the accumulated payroll deductions and the purchase price applicable to the option. The participants have no interest in the Common Shares covered by the subscription agreement until the shares are delivered. Neither the ESPP nor any contract in connection with the ESPP gives any person a right to a lien on the funds deducted from participants' pay pursuant to the ESPP.

PAYROLL DEDUCTIONS

At the time participants file subscription agreements, they elect to have payroll deductions made on each pay day during the applicable subscription period. Participants may choose a reduction of either a full percentage of their compensation or a specified whole dollar amount. Whether they elect a dollar amount or a percentage, the total amount of the payroll deductions for the subscription period cannot exceed 10% of their compensation for that subscription period. For this purpose, "compensation" means salary, except that if a participant does not receive salary, compensation is based on such other amount of basic compensation as determined by the Compensation Committee. Participants do not earn interest on amounts deducted from their paychecks and, prior to the time they are used to buy Common Shares under the ESPP, the funds are available for general use by the Employers and may be subject to the claims of the Employers' creditors.

After the subscription period begins, participants may not increase or decrease the rate of their payroll deductions for that subscription period, unless their participation terminates, as described below.

TERMINATION OF PARTICIPATION

Participants may discontinue participation in the ESPP for any subscription period. If a participant chooses to terminate participation, the total amount that has been deducted during that subscription period will be returned, without interest (to the extent the amount has not been used to exercise options under the ESPP). If deductions are withdrawn, the option for that subscription period will be terminated and no further payroll deductions will be made for that subscription period.

If a participant's employment with the Employers terminates, the total amount that has been deducted during that subscription period will be returned, without interest (to the extent the amount has not been used to exercise options under the ESPP), and the option will be terminated.

PURCHASE OF SHARES

The amounts that have been deducted from participants' paychecks during a Subscription Period will be used on the "exercise date" to purchase full Common Shares. An exercise date is generally the last trading day of a subscription period. The number of shares purchased will be equal to the total amount, as of the exercise date, that has been deducted from the participants' paychecks for that subscription period, divided by the purchase price, rounded down to the next full share (subject to any limits on the number of Common Shares that may be purchased with respect to a subscription period as may be imposed by the Compensation Committee).

The "purchase price" is 85% of the lower of

- the fair market value of a Common Share on the first day of the subscription period or

- the fair market value of a Common Share on the exercise date (or such higher price as the Compensation Committee may determine from time to time).

The closing price with respect to a Common Share on March 14, 2019 was $44.79 per share. In no event will the purchase price be less than the par value of a Common Share. Limitations may apply with respect to the amount and value of Common Shares that a participant may purchase under the ESPP for any subscription period. No participant may purchase Common Shares with a value in excess of $25,000 under the ESPP (and any other employee stock purchase plan) in any calendar year.

If a participant decides he or she does not wish to purchase Common Shares during a subscription period, the participant may notify us prior to the exercise date (or at such other time as the Compensation Committee may establish) that the participant elects not to purchase the Common Shares he or she is entitled to purchase. To the extent the amounts deducted from the participant's paychecks are not used to purchase full Common Shares, those amounts will be returned without interest. The options expire on the last day of the subscription period.

UNITED STATES INCOME TAX CONSIDERATIONS

The following is a brief description of the U.S. federal income tax treatment that will generally apply with respect to purchases under the ESPP by participants who are subject to U.S. income tax. This discussion is based on U.S. federal tax laws and regulations presently in effect, which are subject to change, and the discussion does not purport to be a complete description of the U.S. federal income tax aspects of the ESPP. Participants may also be subject to foreign, state and/or local taxes in connection with purchases under the ESPP, which could differ significantly from U.S. federal tax consequences. The Company suggests that participants consult with their individual tax advisors to determine the applicability of the tax aspects of purchases to their personal circumstances.

The ESPP is intended to qualify under IRC Section 423. Under this section, a participant will not be required to recognize taxable income at the time shares are purchased under the ESPP. The participant may, however, become liable for tax upon the disposition of the Common Shares acquired, as described below.

In the event that shares acquired pursuant to the ESPP are not sold or disposed of (including by way of gift) prior to two years after the first day of a subscription period or one year after the relevant exercise date, the lesser of

- the excess of the fair market value of the shares at the time of such disposition over the purchase price or

- the excess of the fair market value of the shares at the date of grant over an amount equal to what the purchase price would have been if it had been computed as of the date of the grant

will be treated as ordinary income to the participant. Any further gain on disposition will be treated as long-term capital gain and any loss will be treated as a capital loss.

In the event the participant sells or disposes of the shares before the expiration of the holding periods described above, the excess of the fair market value of the shares on the exercise date over the purchase price will be treated as ordinary income to the participant. This excess will constitute ordinary income in the year of sale or other disposition even if no gain is realized on the sale or a gratuitous transfer of the shares is made. The balance of any gain will be treated as a capital gain and will be treated as a long-term capital gain if the shares have been held for more than one year. If the shares are sold for less than their fair market value on the exercise date, the participant may recognize a capital loss equal to the difference between the sales price and the value of the shares on the exercise date.

Our Company is not currently subject to U.S. corporate income taxes. However, if a sale or disposition is made before the expiration of the holding periods described above, by a participant employed by a subsidiary that is a U.S. taxpayer, the subsidiary will be entitled to a deduction for its taxable year in which such sale or disposition occurs equal to the amount of income includible in the participant's gross income as ordinary income.

ESPP BENEFITS

The benefits to be derived under the ESPP by any individual are currently undeterminable. Participation in the ESPP is entirely voluntary and benefits will only be realized for those employees who choose to allocate a portion of their compensation to the purchase of our Common Shares. The total number of shares to be purchased during each subscription period cannot be determined in advance, as it will vary based on individual elections and the price of the Common Shares at the exercise date.

Name and Principal Position	Number of Common Shares Purchased during 2018
Dominic J. Frederico, President and Chief Executive Officer	730
Robert A. Bailenson, Chief Financial Officer	—
Russell B. Brewer, II, Chief Surveillance Officer	—
Ling Chow, General Counsel	—
Bruce E. Stern, Executive Officer	734
Executive Officers as a group (7 persons)	2,661
Non-Executive Directors as a group	—
Non-Executive Employees as a group	36,871

 **The board of directors recommends approval of the Assured Guaranty Ltd. Employee Stock Purchase Plan as amended through the Third Amendment.**

PROPOSAL NO. 4:
APPOINTMENT OF INDEPENDENT AUDITOR

The appointment of our independent auditor is approved annually by our shareholders, who also annually authorize the Board of Directors, acting through its Audit Committee, to set the remuneration for our independent auditor. Proposal No. 4 is Item 4 on the proxy card.

At the recommendation of the Audit Committee, the Board of Directors recommends that shareholders appoint PricewaterhouseCoopers LLP as our independent auditor for the year ending December 31, 2019 and that shareholders authorize the Board of Directors, acting through its Audit Committee, to set the fees for our independent auditor. In making its recommendation with respect to the engagement of our independent auditor, the Audit Committee reviewed both the audit scope and estimated fees for professional services for the coming year.

PwC served as our independent auditor for the year ended December 31, 2018. Our audited financial statements for the year ended December 31, 2018 will be presented at the Annual General Meeting. Representatives of PwC will attend the Annual General Meeting and will have an opportunity to make a statement if they wish. They will also be available to answer questions at the meeting.

INDEPENDENT AUDITOR FEE INFORMATION

The following table presents fees for professional audit services rendered by PwC for the audit of our annual consolidated financial statements for 2018 and 2017 and fees for other services rendered by PwC in 2018 and 2017.

	2018	2017
Audit fees[1]	$ 6,610,000	$ 8,353,000
Audit-related fees[2]	$ 678,000	$ 553,000
Tax fees[3]	$ 165,000	$ 169,500
All other fees[4]	$ 35,000	$ 4,000

(1)   We paid audit fees, including costs, for the years ended December 31, 2018 and December 31, 2017 for professional services rendered in connection with:
   • the audits of our consolidated financial statements, of management's assessment of internal controls over financial reporting and of the effectiveness of these controls
   • the statutory and GAAP audits of various subsidiaries
   • review of quarterly financial statements

(2)   Audit-related fees for the year ended December 31, 2018 related to audits of our employee benefit plans, agreed upon procedures related to our proxy statement, due diligence services for potential acquisitions, consultations for proposed accounting standards and audit procedures not required by statute or regulation.

   Audit-related fees for the year ended December 31, 2017 related to audits of our employee benefit plans, agreed upon procedures related to our proxy statement, due diligence services for potential acquisitions and attestation procedures on Solvency II calculations of our U.K. subsidiaries.

(3)   Of the total amount of tax fees for 2018, $165,000 related to tax compliance. Of the total amount of tax fees for 2017, $146,500 related to tax compliance and $23,000 related to tax advice.

   Compliance-related tax fees for 2018 and 2017 were for professional services rendered in connection with the preparation of the 2017 and 2016 federal tax returns.

(4)   Fees for 2018 primarily related to advice and consultations regarding laws, rules and regulations in global jurisdictions.

PRE-APPROVAL POLICY OF AUDIT AND NON-AUDIT SERVICES

The Audit Committee pre-approved all of the fees described above. The Audit Committee has adopted policies and procedures for the pre-approval of all audit and permissible non-audit services provided by our independent auditor, PwC. The Audit Committee provides a general pre-approval of certain audit and non-audit services on an annual basis. The types of services that may be covered by a general pre-approval include other audit services, audit-related services and permissible non-audit services. If a type of service is not covered by the Audit Committee's general pre-approval, the Audit Committee must review the service on a specific case by case basis and pre-approve it if such service is to be provided by the independent auditor. Annual audit services engagement terms and fees require specific pre-approval of the Audit Committee and management and the auditor will report actual fees versus the budget periodically throughout the year by category of service. Any proposed services exceeding pre-approved costs also require specific pre-approval by the Audit Committee. For both types of pre-approval, the Audit Committee will consider whether such services are consistent with the SEC's rules on auditor independence. Either the Audit Committee Chairman or the entire Audit Committee must pre-approve the provision of any significant additional audit fees in excess of the budgeted amount and/or any excess related to non-audit fees over the budgeted amount. All fees related to internal control work are pre-approved by the Audit Committee before such services are rendered. The Audit Committee pre-approved all of the fees described above pursuant to its pre-approval policies and procedures.

 **The Board of Directors and the Audit Committee recommends that you vote "FOR" the appointment of PwC as the Company's independent auditor for the year ending December 31, 2019 and the authorization of the Board of Directors, acting through its Audit Committee, to set the fees for the independent auditor.**

PROPOSAL NO. 5:
PROPOSALS CONCERNING OUR SUBSIDIARY, ASSURED GUARANTY RE LTD.

In accordance with AGL's Bye-Laws, if AGL is required or entitled to vote at a general meeting of any direct non-United States subsidiary of AGL, AGL's directors must refer the matter to the shareholders of AGL and seek authority from AGL's shareholders for AGL's representative or proxy to vote in favor of the resolution proposed by the subsidiary. AGL's directors must cause AGL's representative or proxy to vote AGL's shares in the subsidiary pro rata to the votes received at the general meeting of AGL. In addition, AGL's Board of Directors, in its discretion, may require that the organizational documents of each subsidiary of AGL organized under the laws of a jurisdiction outside the United States contain provisions substantially similar to these provisions. As a consequence, we are proposing that our shareholders authorize AGL to vote in favor of the following matters to be presented at the next annual general meeting of our subsidiary, Assured Guaranty Re Ltd., which we refer to as AG Re.

PROPOSAL 5.1—ELECTION OF AG RE DIRECTORS

We propose that AGL be directed to elect the following eight directors of AG Re: Howard W. Albert, Robert A. Bailenson, Russell B. Brewer, II, Gary Burnet, Ling Chow, Stephen Donnarumma, Dominic J. Frederico, and Walter A. Scott, with such persons constituting the entire board of directors of AG Re, to serve for one year terms commencing at the annual general meeting of AG Re. Other than Mr. Scott, each nominee is an officer of AGL or one of its subsidiaries and each, including Mr. Scott, has consented to serve as a director of AG Re without fee if elected. Mr. Scott was entitled to a director's fee of $5,000 for his service in 2018, but declined. We do not expect that any of the nominees will become unavailable for election as a director of AG Re, but if any nominees should become unavailable prior to the meeting, proxy cards, whether submitted by telephone, via the Internet or by mail, authorizing the proxies to vote for the nominees will instead be voted for substitute nominees recommended by AG Re's board of directors. Proposal 5.1 is Item 5A on the proxy card.

The biographies for these nominees are set forth below:

Howard W. Albert, age 59, has been Chief Risk Officer of AGL since May 2011. Prior to that, he was Chief Credit Officer of AGL from 2004 to April 2011. Mr. Albert joined Assured Guaranty in September 1999 as Chief Underwriting Officer of Capital Re Company, the predecessor to AGC. Before joining Assured Guaranty, he was a Senior Vice President with Rothschild Inc. from February 1997 to August 1999. Prior to that, he spent eight years at Financial Guaranty Insurance Company from May 1989 to February 1997, where he was responsible for underwriting guaranties of asset-backed securities and international infrastructure transactions. Prior to that, he was employed by Prudential Capital, an investment arm of The Prudential Insurance Company of America, from September 1984 to April 1989, where he underwrote investments in asset-backed securities, corporate loans and project financings.

Mr. Albert's experience in risk management, underwriting and credit and his position as the Chief Risk Officer of AGL make him valuable to the Board of Directors of AG Re.

Robert A. Bailenson, age 52, has been the Chief Financial Officer of AGL since June 2011. Mr. Bailenson has been with Assured Guaranty and its predecessor companies since 1990. Mr. Bailenson became Chief Accounting Officer of AGM in July 2009 and has been Chief Accounting Officer of AGL since May 2005 and Chief Accounting Officer of AGC since 2003. He was Chief Financial Officer and Treasurer of AG Re from 1999 until 2003 and was previously the Assistant Controller of Capital Re Corp., the Company's predecessor.

Mr. Bailenson's background as the Chief Financial Officer of AGL and as an accountant provides an important perspective to the Board of Directors of AG Re.

Russell B. Brewer II, age 62, has been Chief Surveillance Officer of AGL since November 2009 and Chief Surveillance Officer of AGC and AGM since July 2009 and has also been responsible for information technology at AGL since April 2015. Mr. Brewer has been with AGM since 1986. Mr. Brewer was Chief Risk Management Officer of AGM from September 2003 until July 2009 and Chief Underwriting Officer of AGM from September 1990 until September 2003. Mr. Brewer was also a member of the Executive Management Committee of AGM. He was a Managing Director of Assured Guaranty Municipal Holdings Inc. from May 1999 until July 2009. From March 1989 to August 1990, Mr. Brewer was Managing Director, Asset Finance Group, of AGM. Prior to joining AGM, Mr. Brewer was an Associate Director of Moody's Investors Service, Inc.

Mr. Brewer's risk management and surveillance expertise and his position as the Chief Surveillance Officer of AGL enhance the deliberations of the Board of Directors of AG Re.

Gary Burnet, age 48, has been President of AG Re since August 2012, and prior to that he served as the Managing Director—Chief Credit Officer of AG Re from 2006 until his appointment as President. Mr. Burnet also served as the Vice President—Risk Management and Operations of AG Re from 2002 to 2005. Prior to joining our Company, Mr. Burnet's previous experience included two years at ACE Asset Management, where he was Investment Officer with responsibility for developing and modeling the ACE group's consolidated investment and insurance credit risk. Prior to ACE Asset Management, he was an Assistant Vice President—Investments at ACE Bermuda. Mr. Burnet trained as a Chartered Accountant with Geoghegan & Co. CA from 1993 to 1996 in Edinburgh Scotland and also worked as an audit senior for Coopers & Lybrand from 1996 to 1998 in Bermuda.

As the President of AG Re, Mr. Burnet has the most comprehensive knowledge of its operations, including the key areas of underwriting credit risk, accounting and risk management.

Ling Chow, age 48, has been General Counsel and Secretary of AGL since January 1, 2018. Ms. Chow previously served as Deputy General Counsel and Assistant Secretary of AGL from May 2015 and as Assured Guaranty's U.S. General Counsel from June 2016. Prior to that, Ms. Chow served as Deputy General Counsel of Assured Guaranty's U.S. subsidiaries in several capacities from 2004. Before joining Assured Guaranty in 2002, Ms. Chow was an associate at Brobeck, Phleger & Harrison LLP, Cahill Gordon & Reindel and LeBoeuf, Lamb, Greene & MacRae, L.L.P.

Ms. Chow's experience as an attorney and her position as the General Counsel of AGL enable her to make valuable contributions as a member of the Board of Directors of AG Re.

Stephen Donnarumma, age 56, was appointed as a director of AG Re on September 11, 2012. Mr. Donnarumma has been the Chief Credit Officer of AGC since 2007, of AGM since its 2009 acquisition, and of MAC since its 2012 capitalization. Mr. Donnarumma has been with Assured Guaranty since 1993. Over the past 25 years, Mr. Donnarumma has held a number of positions at Assured Guaranty, including Deputy Chief Credit Officer of AGL, Chief Operating Officer and Chief Underwriting Officer of AG Re, Chief Risk Officer of AGC, and Senior Managing Director, Head of Mortgage and Asset-backed Securities of AGC. Prior to joining Assured Guaranty, Mr. Donnarumma was with Financial Guaranty Insurance Company from 1989 until 1993, where his responsibilities included underwriting domestic and international financial guaranty transactions. Prior to that, he served as a Director of Credit Risk Analysis at Fannie Mae from 1987 until 1989. Mr. Donnarumma was also an analyst with Moody's Investors Services from 1985 until 1987.

Mr. Donnarumma's experience with credit analysis and risk management, and his position as the Chief Credit Officer of AGM, MAC and AGC, provide important perspective to the Board of Directors of AG Re.

Dominic J. Frederico—See Mr. Frederico's biography in "Election of Directors—Nominees for Director." The benefits of his experience described therein with respect to the Board of Directors of AGL also make him valuable as a director of AG Re.

Walter A. Scott, age 81, was the Chairman of the AGL Board of Directors from May 2005 until his retirement in May 2013, and a director of AGL from 2004 through 2013. Mr. Scott was Chairman, President and Chief Executive Officer of ACE from 1991 until his retirement in 1994, and President and Chief Executive Officer of ACE from 1989 to 1991. Subsequent to his retirement he served as a consultant to ACE until 1996. Mr. Scott was a director of ACE from 1989 through May 2005. Prior to joining ACE, Mr. Scott was President and Chief Executive Officer of Primerica's financial services operations. Mr. Scott was also the Chairman of Vermont Hard Cider Company, LLC from 2003 until 2012, when that company was sold. Mr. Scott is an Emeritus Trustee of Lafayette College and a founding trustee of the Bermuda Foundation for Insurance Studies.

Mr. Scott's tenure on the AGL Board of Directors and lengthy experience at senior levels in the financial services industry allow him to provide valuable perspective to the Board of Directors of AG Re.

PROPOSAL 5.2—APPOINTMENT OF AG RE AUDITOR

We propose that AGL be directed to appoint PwC as the independent auditor of AG Re for the fiscal year ending December 31, 2019, subject to PwC being appointed as our Company's independent auditor. We expect representatives of PwC to be present at AGL's Annual General Meeting with an opportunity to make a statement if they wish and to be available to respond to appropriate questions. Proposal 5.2 is Item 5B on the proxy card.

The following table presents fees for professional audit services rendered by PwC for the audit of AG Re's financial statements for 2018 and 2017.

	2018	2017
Audit fees	$ 89,900	$ 89,900
Audit—related fees	—	—
Tax fees	—	—
All other fees	—	—

The above audit fees are also included in the audit fees shown in "Proposal No. 5: Appointment of Independent Auditor."

Other Matters. The Board of Directors of AGL does not know of any matter to be brought before the annual general meeting of AG Re that we have not described in this proxy statement. If any other matter properly comes before the annual general meeting of AG Re, AGL's representative or proxy will vote in accordance with his or her judgment on such matter.

 **The board of directors recommends that you direct AGL to vote "FOR" each of the proposals concerning AGL's subsidiary, AG Re.**

SHAREHOLDER PROPOSALS FOR 2020 ANNUAL MEETING

HOW DO I SUBMIT A PROPOSAL FOR INCLUSION IN NEXT YEAR'S PROXY MATERIAL?

If you wish to submit a proposal to be considered for inclusion in the proxy material for the next Annual General Meeting, please send it to the Secretary, Assured Guaranty Ltd., 30 Woodbourne Avenue, Hamilton HM 08, Bermuda. Under the rules of the SEC, proposals must be received no later than November 28, 2019 and otherwise comply with the requirements of the SEC to be eligible for inclusion in AGL's 2020 Annual General Meeting proxy statement and form of proxy.

HOW DO I SUBMIT A PROPOSAL OR MAKE A NOMINATION AT AN ANNUAL GENERAL MEETING?

Our Bye-Laws provide that if a shareholder desires to submit a proposal for consideration at an Annual General Meeting, or to nominate persons for election as directors, the shareholder must provide written notice of an intent to make such a proposal or nomination which the Secretary of the Company must receive at our principal executive offices no later than 90 days prior to the anniversary date of the immediately preceding Annual General Meeting. With respect to the 2020 Annual General Meeting, such written notice must be received on or prior to February 8, 2020. The notice must meet the requirements set forth in our Bye-Laws. Under the circumstances described in, and upon compliance with, Rule 14a-4(c) under the Exchange Act, management proxies would be allowed to use their discretionary voting authority to vote on any proposal with respect to which the foregoing requirements have been met.

INFORMATION ABOUT THE ANNUAL GENERAL MEETING AND VOTING

WHY DID I RECEIVE A NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS IN THE MAIL INSTEAD OF A FULL SET OF PROXY MATERIALS?

In accordance with the rules of the SEC, instead of mailing a printed copy of the proxy statement, annual report and other materials (which we refer to as proxy materials) for our Annual General Meeting, we are furnishing proxy materials to shareholders on the Internet by providing a Notice Regarding the Availability of Proxy Materials (which we refer to as a Notice) to inform shareholders when the materials are available on the Internet.

If you receive the Notice by mail, you will not receive a printed copy of the proxy materials unless you specifically request one. Instead, the Notice instructs you on how you may access and review all of our proxy materials, as well as how to submit your proxy, over the Internet.

We will first make available the proxy statement, form of proxy card and 2018 annual report to shareholders at *www.assuredguaranty.com/annualmeeting*. The proxy materials will also be available at *www.proxyvote.com* on or about March 27, 2019 to all shareholders entitled to vote at the Annual General Meeting. You may also request a printed copy of the proxy solicitation materials by any of the following methods: via Internet at *www.proxyvote.com*; by telephone at 1-800-579-1639; or by sending an e-mail to *sendmaterial@proxyvote.com*. Our 2018 annual report to shareholders will be made available at the same time and by the same methods. If requesting materials by e-mail, please send a blank e-mail with the information that is printed in your Notice in the box marked by the arrow in the subject line.


→ XXXX XXXX XXXX XXXX

We elected to use electronic notice and access for our proxy materials because we believe it will reduce our printing and mailing costs related to our Annual General Meeting.

WHY HAS THIS PROXY STATEMENT BEEN MADE AVAILABLE?

Our Board of Directors is soliciting proxies for use at our Annual General Meeting to be held on May 8, 2019, and any adjournments or postponements of the meeting. The meeting will be held at 8:00 a.m. London Time at 6 Bevis Marks, London, EC3A 7BA, United Kingdom.

This proxy statement summarizes the information you need to vote at the Annual General Meeting. You do not need to attend the Annual General Meeting to vote your shares.

WHAT PROPOSALS WILL BE VOTED ON AT THE ANNUAL GENERAL MEETING?

The following proposals are scheduled to be voted on at the Annual General Meeting:

- The election of directors
- An advisory vote to approve the compensation paid to our named executive officers
- The approval of our employee stock purchase plan, as amended through the third amendment; this will increase by 250,000 the number of common shares that our employees may purchase under this plan
- The appointment of PwC as our independent auditor for 2019 and the authorization of our Board of Directors, acting through its Audit Committee, to set the fees for the independent auditor
- The direction of AGL to vote for the election of the directors of, and the appointment of the independent auditor for, our subsidiary AG Re

Our Board of Directors recommends that you vote your shares "FOR" each of the nominees and each of the foregoing proposals.

ARE PROXY MATERIALS AVAILABLE ON THE INTERNET?

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting to be Held on Wednesday, May 8, 2019

Yes. Our proxy statement for the 2019 Annual General Meeting, form of proxy card and 2018 annual report to shareholders are available at *www.assuredguaranty.com/annualmeeting*. The proxy materials will also be available at *www.proxyvote.com* on or about March 27, 2019 to all shareholders entitled to vote at the Annual General Meeting.

You can obtain directions to attend the 2019 Annual General Meeting by contacting Virginia Reynolds at + 44 020 7562 1920 or at *vreynolds@agltd.com*.

WHO IS ENTITLED TO VOTE?

March 14, 2019 is the record date for the Annual General Meeting. If you owned our Common Shares at the close of business on March 14, 2019, you are entitled to vote. On that date, 102,699,917 of our Common Shares were outstanding and entitled to vote at the Annual General Meeting, including 67,319 unvested restricted Common Shares. Our Common Shares are our only class of voting stock. On March 14, 2019, the closing price of our Common Shares on the New York Stock Exchange, which we refer to as the NYSE, was $44.79.

HOW MANY VOTES DO I HAVE?

You have one vote for each of our Common Shares that you owned at the close of business on March 14, 2019.

However, if your shares are considered "controlled shares," which our Bye-Laws define generally to include all of our Common Shares directly, indirectly or constructively owned by any person or group of persons, or owned by any "United States person," as defined in the Internal Revenue Code, and such shares constitute 9.5% or more of our issued Common Shares, the voting rights with respect to your controlled shares will be limited, in the aggregate, to a voting power of approximately 9.5%, pursuant to a formula specified in our Bye-Laws.

The Notice indicates the number of Common Shares you are entitled to vote, without giving effect to the controlled share rule described above.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

Many of our shareholders are beneficial owners since they hold their shares through a stockbroker, bank or other nominee rather than as shareholders of record when they own shares directly in their own name. As summarized below, there are some differences between shares held of record and those owned beneficially.

- **Shareholder of Record.** If your shares are registered directly in your name with our transfer agent, Computershare, you are the shareholder of record of those shares and these proxy materials are being sent to you directly. As the shareholder of record, you have the right to grant your voting proxy directly to AGL or to vote in person at the Annual General Meeting. You may vote by telephone or via the Internet as described below under the heading "Information About the Annual General Meeting and Voting—May I Vote by Telephone or via the Internet?" or you may request a paper copy of the proxy materials and vote your proxy card by mail.

- **Beneficial Owner.** If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name" and our proxy materials are being forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares and are also invited to attend the Annual General Meeting. However, since you are not the shareholder of record, you may only vote these shares in person at the Annual General

Meeting if you follow the instructions described below under the heading "How do I Vote in Person at the Annual General Meeting?" Your broker, bank or other nominee has provided a voting instruction form for you to use in directing your broker, bank or other nominee as to how to vote your shares. You may also vote by telephone or on the Internet as described below under the heading "May I Vote by Telephone or via the Internet?"

HOW DO I VOTE BY PROXY IF I AM A SHAREHOLDER OF RECORD?

If you are a shareholder of record and you properly submit your proxy card (by telephone, via the Internet or by mail) so that it is received by us in time to vote, your "proxy" (one of the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card (including electronic signatures in the case of Internet or telephonic voting) but do not make specific choices, your proxy will vote your shares as recommended by our Board of Directors (also referred to as our Board or the Board):

- **FOR** each nominee for election of directors

- **FOR** approval, on an advisory basis, of the compensation paid to our named executive officers

- **FOR** approval of our employee stock purchase plan, as amended through the third amendment; this will increase by 250,000 the number of common shares that our employees may purchase under such plan

- **FOR** the appointment of PwC as our independent auditor for 2019 and the authorization of our Board of Directors, acting through its Audit Committee, to set the fees for the independent auditor

- **FOR** directing AGL to vote for each nominee for election of directors of, and the appointment of the independent auditor for, our subsidiary, AG Re

If any other matter is presented, your proxy will vote in accordance with the best judgment of the individuals named on the proxy card. As of the date of printing this proxy statement, we knew of no matters that needed to be acted on at the Annual General Meeting other than those discussed in this proxy statement.

HOW DO I GIVE VOTING INSTRUCTIONS IF I AM A BENEFICIAL OWNER?

If you are a beneficial owner of shares, your broker, bank or other nominee will ask you how you want your shares to be voted. If you give the broker, bank or other nominee instructions, the broker, bank or other nominee will vote your shares as you direct. If your broker, bank or other nominee does not receive instructions from you about how your shares are to be voted, one of two things can happen, depending on the type of proposal. According to rules of the NYSE:

- Brokers, banks and other nominees have discretionary power to vote your shares with respect to "routine" matters

- Brokers, banks and other nominees do not have discretionary power to vote your shares on "non-routine" matters (such as the elections of directors, the advisory vote on executive compensation, or the amendment of our employee stock purchase plan) unless they have received instructions from the beneficial owner of the shares

It is therefore important that you provide instructions to your broker, bank or other nominee if your shares are held by a broker, bank or other nominee so that your shares can be voted with respect to directors and executive compensation, and any other matters treated as non-routine by the NYSE.

MAY I VOTE BY TELEPHONE OR VIA THE INTERNET?

Yes. If you are a shareholder of record, you have a choice of voting over the Internet, voting by telephone using a toll-free telephone number or voting by requesting and completing a proxy card and mailing it in the return envelope provided. We encourage you to vote by telephone or over the Internet because your vote is then tabulated faster than if you mailed it. There are separate telephone and Internet arrangements depending on whether you are a shareholder of record (that is, if you hold your stock in your own name), or whether you are a beneficial owner and hold your shares in "street name" (that is, if your stock is held in the name of your broker, bank or other nominee).

- If you are a shareholder of record, you may vote by telephone using the telephone number on the proxy card, or electronically through the Internet, by following the instructions provided on the Notice

- If you are a beneficial owner and hold your shares in "street name," you may need to contact your broker, bank or other nominee to determine whether you will be able to vote by telephone or electronically through the Internet

The telephone and Internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. If you vote via telephone or the Internet, you may incur costs, such as usage charges from Internet access providers and telephone companies. You will be responsible for those costs.

Whether or not you plan to attend the Annual General Meeting, we urge you to vote. Voting by telephone or over the Internet or by returning your proxy card by mail will not affect your right to attend the Annual General Meeting and vote. In order to assure that your votes, as a record holder, are tabulated in time to be voted at the Annual General Meeting, you must complete your voting over the Internet or by telephone or submit your proxy card so that it is received by 12:00 noon Eastern Daylight Time on May 7, 2019. Similarly, in order to assure that your votes, as a beneficial holder, are tabulated in time to be voted at the Annual General Meeting, you must submit your voting instructions so that your broker will be able to vote by 11:59 a.m. Eastern Daylight Time on May 6, 2019.

MAY I REVOKE MY PROXY?

Yes. If you change your mind after you vote, you may revoke your proxy by following any of the procedures described below. If you are a shareholder of record, to revoke your proxy:

- Send in another signed proxy with a later date or resubmit your vote by telephone or the Internet,

- Send a letter revoking your proxy to our Secretary at our principal executive offices, Assured Guaranty Ltd., 30 Woodbourne Avenue, Hamilton HM 08, Bermuda, or

- Attend the Annual General Meeting and vote in person.

Beneficial owners who wish to change the votes submitted on their voting instruction cards should contact their respective broker, bank or other nominee to determine how and when changes must be submitted so that the nominee can revoke and change their votes on their behalf.

If you wish to revoke your proxy or make changes to your voting instruction card, as applicable, you must do so in sufficient time to permit the necessary examination and tabulation of the subsequent proxy or revocation before the vote is taken.

HOW DO I VOTE IN PERSON AT THE ANNUAL GENERAL MEETING?

You may vote shares held directly in your name as the shareholder of record in person at the Annual General Meeting. If you choose to vote your shares in person at the Annual General Meeting, please bring the Notice Regarding the Availability of Proxy Materials containing your control number or proof of identification. Shares held in "street name" through your broker, bank or other nominee may be voted in person by you only if you obtain a signed proxy from the shareholder of record giving you the right to vote the shares. You must bring such signed proxy to the Annual General Meeting, along with an account statement or letter from the broker, bank or other nominee indicating that you are the beneficial owner of the shares and that you were the beneficial owner of the shares on March 14, 2019.

Even if you plan to attend the Annual General Meeting, we recommend that you vote your shares in advance as described above so that your vote will be counted if you later decide not to attend the Annual General Meeting. However, while proxy voting is subject to the time deadlines described above, shareholders attending the meeting in person may vote during the Annual General Meeting as long as they satisfy the requirements described in this section.

WHAT VOTES NEED TO BE PRESENT TO HOLD THE ANNUAL GENERAL MEETING?

To have a quorum for our Annual General Meeting, two or more persons must be present, in person or by proxy, representing more than 50% of the Common Shares that were outstanding on March 14, 2019.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

The affirmative vote of a majority of the votes cast on such proposal at the Annual General Meeting is required for each of:

- The election of each nominee for director

- The approval of our employee stock purchase plan, as amended through the third amendment

- The appointment of PwC as our independent auditor for 2019 and the authorization of our Board of Directors, acting through its Audit Committee, to set the fees for the independent auditor

- Directing AGL to vote for the election of directors of, and the appointment of the independent auditor for, our subsidiary, AG Re

The vote on the compensation paid to our named executive officers is advisory in nature so there is no specified requirement for approval. However, the Board of Directors and the Compensation Committee value the opinions of our shareholders and will review the voting results carefully. To the extent there is any significant vote against the named executive officers' compensation as disclosed in this proxy statement, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns. In addition, the Compensation Committee and the Board of Directors will consider the outcome of the most recent vote on the frequency of the vote on named executive officer compensation when determining how frequently such vote will be submitted to shareholders.

HOW ARE VOTES COUNTED?

Your vote may be cast "FOR" or "AGAINST", or you may "ABSTAIN", with respect to each of the nominees for AGL director, with respect to directing AGL to vote for each of the nominees for director of its subsidiary AG Re, and with respect to each of the other proposals on the agenda.

If you sign (including electronic signatures in the case of Internet or telephonic voting) your proxy card with no further instructions, your shares will be voted in accordance with the recommendations of the Board. If you sign (including electronic signatures in the case of Internet or telephonic voting) your broker, bank or other nominee voting instruction card with no further instructions, your shares will be voted in the broker's, bank's or nominee's discretion with respect to routine matters but will not be voted with respect to non-routine matters. As described in "How do I Give Voting Instructions if I am a Beneficial Owner?", elections of directors and the advisory vote on executive compensation are considered non-routine matters. We will appoint one or more inspectors of election to count votes cast in person or by proxy.

WHAT IS THE EFFECT OF BROKER NON-VOTES AND ABSTENTIONS?

A broker "non-vote" occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

Common Shares that are beneficially owned and are voted by the beneficiary through a broker, bank or other nominee will be counted towards the presence of a quorum, even if there are broker non-votes with respect to some proposals, as long as the broker, bank or nominee votes on at least one proposal. Common Shares owned by shareholders electing to abstain from voting with respect to any proposal also will be counted towards the presence of a quorum.

Although broker non-votes will be counted towards the presence of a quorum, broker non-votes will not be included in the tabulation of the shares voting with respect to elections of directors or other matters to be voted upon at the Annual General Meeting. Therefore, "broker non-votes" will have no direct effect on the outcome of any proposal to be voted upon at the Annual General Meeting.

While abstentions will be counted towards the presence of a quorum, abstentions will not be included in the tabulation of the shares voting with respect to elections of directors or other matters to be voted upon at the Annual General Meeting. Therefore, abstentions will have no direct effect on the outcome of any proposal to be voted upon at the Annual General Meeting. Under NYSE rules, however, approval of the employee stock purchase plan as amended through the third amendment requires an affirmative of the majority of votes cast which for this purpose includes votes "For", "Against" and abstentions, but not broker non-votes. Therefore, abstentions will affect whether approval of the employee stock purchase plan, as amended through the third amendment, has been approved in compliance with NYSE rules.

WHAT ARE THE COSTS OF SOLICITING THESE PROXIES AND WHO WILL PAY THEM?

We will pay all the costs of soliciting these proxies. Our directors and employees may also solicit proxies by telephone, by fax or other electronic means of communication, or in person. We will reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you. Alliance Advisors, 200 Broadacres Drive, Bloomfield, New Jersey 07003, is assisting us with the solicitation of proxies for a fee of $16,500 plus out-of-pocket expenses.

WHERE CAN I FIND THE VOTING RESULTS?

We will publish the voting results in a Form 8-K that we will file with the SEC by May 14, 2019. You will also be able to find this Form 8-K on our website at www.assuredguaranty.com/sec-filings by May 14, 2019.

DO DIRECTORS ATTEND THE ANNUAL GENERAL MEETING?

Our Corporate Governance Guidelines provide that directors are expected to attend our Annual General Meeting and any special meeting of shareholders we call to consider extraordinary business transactions, unless they are unable to do so as a result of special circumstances. All of our directors then in office attended the Annual General Meeting that was held on May 2, 2018.

CAN A SHAREHOLDER, EMPLOYEE OR OTHER INTERESTED PARTY COMMUNICATE DIRECTLY WITH OUR BOARD? IF SO, HOW?

Our Board provides a process for shareholders, employees or other interested parties to send communications to our Board.

- Shareholders, employees or other interested parties wanting to contact the Board concerning accounting or auditing matters may send an e-mail to the Chairman of the Audit Committee at chmaudit@agltd.com

- Shareholders, employees or other interested parties wanting to contact the Board, the independent directors, the Chairman of the Board, the chairman of any Board committee or any other director, as to other matters may send an e-mail to corpsecy@agltd.com. The Secretary has access to both of these e-mail addresses

- Shareholders, employees or other interested parties may send written communications to the Board c/o Secretary, 30 Woodbourne Avenue, Hamilton HM 08, Bermuda. Mail to Bermuda is not as prompt as e-mail

Communication with the Board may be anonymous. The Secretary will forward all communications to the Board to the Chairman of the Audit Committee or the Chairman of the Nominating and Governance Committee, who will determine when it is appropriate to distribute such communications to other members of the Board or to management.

WHOM SHOULD I CALL IF I HAVE ANY QUESTIONS?

If you have any questions about the Annual General Meeting or voting, please contact Ling Chow, our Secretary, at (441) 279-5725 or at generalcounsel@agltd.com. If you have any questions about your ownership of our Common Shares, please contact Robert Tucker, our Managing Director, Investor Relations and Corporate Communications, at (212) 339-0861 or at rtucker@agltd.com.

HOW DOES "HOUSEHOLDING" WORK?

Please note we may deliver a single copy of the Notice and, if applicable, a single set of our 2018 annual report to shareholders and our proxy statement, to households at which two or more shareholders reside, unless an affected shareholder has provided contrary instructions. Individual proxy cards or voting instruction forms (or electronic voting facilities), as applicable, will, however, continue to be provided for each shareholder account. This procedure, referred to as "householding," reduces the volume of duplicate information received by shareholders, as well as our expenses. Upon written or oral request, we will promptly deliver, or arrange for delivery, of a separate copy of the Notice and, if applicable, a separate set of our annual report and other proxy materials to any shareholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice and, if applicable, a separate set of our annual report and proxy materials, you may write or call Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department, telephone (866) 540-7095. Shareholders currently sharing an address with another shareholder who wish to have only one copy of our Notice or annual report and other proxy materials delivered to the household in the future should also contact Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department, telephone (866) 540-7095.

OTHER MATTERS

The Board of Directors of AGL does not know of any matters which may be presented at the Annual General Meeting other than those specifically set forth in the Notice of Annual General Meeting. If any other matters properly come before the meeting or any adjournment thereof, the persons named in the accompanying form of proxy and acting thereunder will vote in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

Ling Chow

Secretary

EXHIBIT A: EMPLOYEE STOCK PURCHASE PLAN AS AMENDED THROUGH THE THIRD AMENDMENT

ASSURED GUARANTY LTD.

EMPLOYEE STOCK PURCHASE PLAN

(Effective as of November 4, 2004 and as amended through the Third Amendment)

ASSURED GUARANTY LTD.

EMPLOYEE STOCK PURCHASE PLAN

(Effective as of November 4, 2004 and as amended through the Third Amendment)

SECTION 1

GENERAL

1.1. <u>Purpose</u>. The Assured Guaranty Ltd. Employee Stock Purchase Plan (the "Plan") has been established by Assured Guaranty Ltd. (the "Company") to provide eligible employees of the Company and the Related Companies with an opportunity to acquire a proprietary interest in the Company through the purchase of common shares of the Company ("Stock"). The Plan is intended to qualify as an employee stock purchase plan under section 423 of the Code, and the provisions of the Plan are to be construed in a manner consistent with the requirements of that section.

1.2. <u>Operation and Administration</u>. The operation and administration of the Plan shall be subject to the provisions of Section 3. Capitalized terms in the Plan shall be defined as set forth in Section 6 or elsewhere in the Plan.

SECTION 2

METHOD OF PURCHASE

2.1. <u>Eligibility</u>. Plan participation shall be available to (and shall be limited to) all persons who are employees of the Employers, except that the following persons shall not be eligible to participate in the Plan:

(a) An employee who has been employed less than 500 hours and less than six months.

(b) An employee whose customary employment is 20 hours or less per week.

(c) An employee whose customary employment is for not more than five months in any calendar year.

(d) An employee who owns, or who would own upon the exercise of any rights extended under the Plan and the exercise of any other option held by the employee (whether qualified or non-qualified), shares possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or of any parent or subsidiary corporation.

Notwithstanding the foregoing provisions of this subsection 2.1, an individual may participate in the Plan for any Subscription Period only if he is employed by an Employer on the first day of that period.

2.2. <u>Participation Election</u>. The Committee shall establish "Subscription Periods" of not longer than one year for the accumulation of funds necessary for payment of the Purchase Price (as defined in subsection 2.3) of Stock under the Plan. For any Subscription Period, an eligible employee shall become a Plan 'Participant' by filing, with the Committee, a written payroll deduction authorization with respect to Compensation otherwise payable to the Participant during the period. Such payroll deductions shall be any full percentage of the Compensation of the Participant, or any specified whole dollar amount, up to but not more than 10% of his Compensation in either case. After the beginning of the Subscription Period, and except as otherwise provided in subsection 2.4, a Participant may not alter the rate of his payroll deductions for that period. Subject to the limitations of subsection 2.3, each eligible employee who has elected to become a Participant for a Subscription Period in accordance with the foregoing provisions of this subsection 2.2 shall be granted on the first day of such Subscription Period an option to purchase (at the applicable Purchase Price) on the Exercise Date (as defined in subsection 2.3) for such Subscription Period up to a number of whole shares of Stock determined by dividing such Participant's accumulated payroll deductions as of such Exercise Date by the applicable Purchase Price, subject to such limits on the number of shares that may be purchased with respect to any Subscription Period as may be imposed by the Committee. Exercise of the option shall occur as provided in subsection 2.3, unless the Participant has terminated participation in the Plan prior to the Exercise Date as provided in subsection 2.4 or the Participant elects not to exercise the option as provided in subsection 2.3(b). The option shall expire on the last day of the Subscription Period.

2.3. <u>Purchase of Stock</u>. On the last day of each Subscription Period (the "Exercise Date"), a Participant shall become eligible to exercise his option to purchase the number of whole shares of Stock as his accumulated payroll deductions for the Subscription Period will purchase, subject to the following:

(a) The "Purchase Price" per share shall be equal to 85% of the lesser of (i) the fair market value of Stock on the first day of the Subscription Period; or (ii) the fair market value of Stock on the Exercise Date (or such higher price as may be determined by the Committee from time to time). In no event shall the Purchase Price be less than the par value of the Stock.

(b) A Participant shall be deemed to have elected to purchase the shares of Stock which he became entitled to purchase on the Exercise Date unless he shall notify the Company prior to the Exercise Date, or such other time as the Committee may establish, that the Participant he elects not to make such purchase.

(c) Any accumulated payroll deductions that are not used to purchase full shares of Stock under the Plan shall be paid to the Participant without interest.

(d) No employee shall have the right to purchase more than $25,000 in value of Stock under the Plan (and any other employee stock purchase plan described in Code section 423 and maintained by the Company or any Related Company) in any calendar year, such value being based on the fair market value of Stock as of the date on which the option to purchase the Stock is granted, as determined in accordance with subsection 2.2 of the Plan.

2.4. Termination of Participation. A Participant may discontinue his participation in the Plan for any Subscription Period, whereupon all of the Participant's payroll deductions for the Subscription Period will be promptly paid to him without interest, and no further payroll deductions will be made from his pay for that period. If a Participant's employment with the Employers terminates during a Subscription Period for any reason, all payroll deductions accumulated by the Participant under the Plan for the period shall be paid to the Participant without interest.

SECTION 3

OPERATION AND ADMINISTRATION

3.1. Effective Date. Subject to the approval of the shareholders of the Company at the Company's 2005 annual meeting of its shareholders, the Plan shall be effective as of the date on which it is adopted by the Board; provided, however, that to the extent that rights are granted under the Plan prior to its approval by shareholders, they shall be contingent on approval of the Plan by the shareholders of the Company. The Plan shall be unlimited in duration and, in the event of Plan termination, shall remain in effect as long as any rights granted under the Plan are outstanding.

3.2. Shares Subject to Plan. Shares of Stock to be purchased under the Plan shall be subject to the following:

(a) The shares of Stock which may be purchased under the Plan shall be currently authorized but unissued shares, or shares purchased in the open market by a direct or indirect wholly owned subsidiary of the Company (as determined by the President, Chief Financial Officer or General Counsel of the Company). The Company may contribute to the subsidiary an amount sufficient to accomplish the purchase in the open market of the shares of Stock to be so acquired (as determined by the Chairman or any Executive Vice President of the Company).

(b) Subject to the provisions of subsection 3.3 and the following provisions of this paragraph (b), the number of shares of Stock which may be purchased under the Plan shall not exceed 600,000 shares of Stock; provided that, contingent on approval by the Company's shareholders at the Company's 2019 annual meeting of the increase in the number of shares reserved for purchase as set forth below, the number of shares of Stock that may be purchased under the Plan shall not exceed 850,000 shares of Stock (which number includes all shares available for delivery under this paragraph (b) since the establishment of the Plan in 2004, determined in accordance with the terms of the Plan).

(c) A Participant will have no interest in shares of Stock covered by his Subscription Agreement until the shares are delivered to him.

3.3. Adjustments to Shares.

(a) If the Company shall effect any subdivision or consolidation of shares of Stock or other capital readjustment, payment of stock dividend, stock split, combination of shares or recapitalization or other increase or reduction of the number of shares of Stock outstanding without receiving compensation therefor in money, services or property, then, subject to the requirements of Code section 423, the Committee shall adjust the number of shares of Stock available under the Plan.

(b) If the Company is reorganized, merged or consolidated or is party to a plan of exchange with another corporation, pursuant to which reorganization, merger, consolidation or plan of exchange the shareholders of the Company receive any shares of stock or other securities or property, or the Company shall distribute securities of another corporation to its shareholders, then, subject to the requirements of Code section 423, there shall be substituted for the shares subject to outstanding rights to purchase Stock under the Plan an appropriate number of shares of each class of stock or amount of other securities or property which were distributed to the shareholders of the Company in respect of such shares.

3.4. Limit on Distribution. Distribution of shares of Stock or other amounts under the Plan shall be subject to the following:

(a) Notwithstanding any other provision of the Plan, the Company shall have no liability to issue any shares of Stock under the Plan unless such delivery or distribution would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity.

(b) In the case of a Participant who is subject to Section 16(a) and 16(b) of the Securities Exchange Act of 1934, the Committee may, at any time, add such conditions and limitations with respect to such Participant as the Committee, in its sole discretion, deems necessary or desirable to comply with Section 16(a) or 16(b) and the rules and regulations thereunder or to obtain any exemption therefrom.

(c) To the extent that the Plan provides for issuance of certificates to reflect the transfer of shares of Stock, the transfer of such shares may, at the direction of the Committee, be effected on a non-certificated basis, to the extent not prohibited by the provisions of Rule 16b-3, applicable local law, the applicable rules of any stock exchange, or any other applicable rules.

3.5. <u>Withholding</u>. All benefits under the Plan are subject to withholding of all applicable taxes.

3.6. <u>Transferability</u>. Except as otherwise permitted under Code section 424 and SEC Rule 16b-3, neither the amount of any payroll deductions made with respect to a Participant's compensation nor any Participant's rights to purchase shares of Stock under the Plan may be pledged or hypothecated, nor may they be assigned or transferred other than by will and the laws of descent and distribution. During the lifetime of the Participant, the rights provided to the Participant under the Plan may be exercised only by him.

3.7. <u>Limitation of Implied Rights</u>.

(a)   Neither a Participant nor any other person shall, by reason of the Plan, acquire any right in or title to any assets, funds or property of the Employers whatsoever, including, without limitation, any specific funds, assets, or other property which the Employers, in their sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the amounts, if any, payable under the Plan, unsecured by any assets of the Employers. Nothing contained in the Plan shall constitute a guarantee by any of the Employers that the assets of the Employers shall be sufficient to pay any benefits to any person.

(b)   The Plan does not constitute a contract of employment, and participation in the Plan will not give any employee the right to be retained in the employ of an Employer or any Related Company, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. Except as otherwise provided in the Plan, no right to purchase shares under the Plan shall confer upon the holder thereof any right as a shareholder of the Company prior to the date on which he fulfills all service requirements and other conditions for receipt of such rights.

3.8. <u>Evidence</u>. Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties.

3.9. <u>Action by Employers</u>. Any action required or permitted to be taken by any Employer shall be by resolution of its board of directors, or by action of one or more members of the board (including a committee of the board) who are duly authorized to act for the board, or (except to the extent prohibited by the provisions of Rule 16b-3, applicable local law, the applicable rules of any stock exchange, or any other applicable rules) by a duly authorized officer of the Employer.

3.10. <u>Gender and Number</u>. Where the context admits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

SECTION 4

COMMITTEE

4.1. <u>Administration</u>. The authority to control and manage the operation and administration of the Plan shall be vested in a committee (the "Committee") in accordance with this Section 4.

4.2. <u>Selection of Committee</u>. The Committee shall be selected by the Board, and shall consist of not less than two members of the Board, or such greater number as may be required for compliance with SEC Rule 16b-3.

4.3. <u>Powers of Committee</u>. The authority to manage and control the operation and administration of the Plan shall be vested in the Committee, subject to the following:

(a)   Subject to the provisions of the Plan, the Committee will have the authority and discretion to establish the terms, conditions, restrictions, and other provisions applicable to the right to purchase shares of Stock under the Plan.

(b)   The Committee will have the authority and discretion to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any agreements made pursuant to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(c)   Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons.

4.4. <u>Delegation by Committee</u>. Except to the extent prohibited by the provisions of Rule 16b-3, applicable local law, the applicable rules of any stock exchange, or any other applicable rules, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

4.5. <u>Information to be Furnished to Committee</u>. The Employers and Related Companies shall furnish the Committee with such data and information as may be required for it to discharge its duties. The records of the Employers and Related Companies as to an employee's or Participant's employment, termination of employment, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

4.6. Liability and Indemnification of Committee. No member or authorized delegate of the Committee shall be liable to any person for any action taken or omitted in connection with the administration of the Plan unless attributable to his own fraud or willful misconduct; nor shall the Employers be liable to any person for any such action unless attributable to fraud or willful misconduct on the part of a director or employee of the Employers. The Committee, the individual members thereof, and persons acting as the authorized delegates of the Committee under the Plan, shall be indemnified by the Employers, to the fullest extent permitted by law, against any and all liabilities, losses, costs and expenses (including legal fees and expenses) of whatsoever kind and nature which may be imposed on, incurred by or asserted against the Committee or its members or authorized delegates by reason of the performance of a Committee function if the Committee or its members or authorized delegates did not act dishonestly or in willful violation of the law or regulation under which such liability, loss, cost or expense arises. This indemnification shall not duplicate but may supplement any coverage available under any applicable insurance.

SECTION 5

AMENDMENT AND TERMINATION

The Board may, at any time, amend or terminate the Plan, provided that, subject to subsection 3.3 (relating to certain adjustments to shares), no amendment or termination may adversely affect the rights of any Participant or beneficiary with respect to shares that have been purchased prior to the date such amendment is adopted by the Board. No amendment of the Plan may be made without approval of the Company's shareholders to the extent that such approval is required to maintain compliance with the requirements of Code section 423.

SECTION 6

DEFINED TERMS

For purposes of the Plan, the terms listed below shall be defined as follows:

(a) Board. The term "Board" shall mean the Board of Directors of the Company.

(b) Code. The term "Code" means the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code.

(c) Compensation. The term "Compensation" means total compensation paid by the Employers for the applicable period specified in Section 2.2, exclusive of any bonus payment, payment in cash or kind under any stock option plan, deferred compensation plan, or other employee benefit plan or program of the Employers.

(d) Dollars. As used in the Plan, the term "dollars" or numbers preceded by the symbol "$" shall mean amounts in United States Dollars.

(e) Effective Date. The "Effective Date" shall be the date on which the Plan is adopted by the Board.

(f) Employer. The Company and each Related Company which, with the consent of the Company, adopts the Plan for the benefit of its eligible employees are referred to collectively as the "Employers" and individually as an "Employer".

(g) Fair Market Value. The "Fair Market Value" of a share of Stock of the Company as of any date shall be the closing market composite price for such Stock as reported for the New York Stock Exchange—Composite Transactions on that date or, if Stock is not traded on that date, on the next preceding date on which Stock was traded.

(h) Participant. The term "Participant" means any employee of the Company who is eligible and elects to participate pursuant to the provisions of Section 2.

(i) Related Companies. The term "Related Company" means any company during any period in which it is a "subsidiary corporation" (as that term is defined in Code section 424(f)) with respect to the Company.

Assured Guaranty Ltd.
30 Woodbourne Ave
Hamilton HM 08
Bermuda

NYSE : AGO

www.agltd.com